SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No   ☒

CONTENT

On Thursday July 24, 2014, ViryaNet Ltd (“ViryaNet”) will hold a Special General Meeting and Class Meetings of its shareholders (the “Meeting”) at which the approval of the merger agreement and the merger whereby Viryanet will be acquired by Verisae, Inc. will be subject to the approval of ViryaNet’s shareholders. Attached hereto are the following documents being sent by ViryaNet to its shareholders in connection with the Meeting:

Exhibit No.	Description

99.1(a)	Proxy Statement, dated June 29, 2014, with respect to the Meeting

99.1(b)	Proxy card with respect to the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD

Date: July 1, 2014	By:	/S/ MEMY ISH-SHALOM
	Name: Title:	Memy Ish-Shalom President and Chief Executive Officer

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Exhibit Index

Exhibit No.	Description

99.1(a)	Proxy Statement, dated June 29, 2014, for Special General Meeting and Class Meetings of Shareholders of ViryaNet Ltd. (the “Meeting”), to be held on Thursday July 24, 2014.

99.1(b)	Proxy Card with respect to the Meeting.

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Exhibit 99.1(a)

VIRYANET LTD.

June 29, 2014

To the Shareholders of ViryaNet Ltd. (the “Company”):

You are cordially invited to attend, as applicable, the following Special General Meetings, all of which shall be held at the Company’s principal executive offices, at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel: (1) the meeting of the holders of Ordinary Shares, nominal value five New Israeli Shekels (NIS 5.00) per share, of the Company (“Ordinary Shares”) on July 24, 2014, at 4:00 p.m., local time, and any adjournment thereof (the “Ordinary Class Meeting”), (2) the meeting of the holders of Preferred A Shares, nominal value five New Israeli Shekels (NIS 5.00) per share, of the Company (“Preferred A Shares” and collectively with the Ordinary Shares, the “Company Shares” or “shares”) on July 24, 2014, at 5:00 p.m., local time, and any adjournment thereof (the “Preferred Class Meeting”), and (3) the meeting of the holders of our Ordinary Shares and Preferred A Shares (voting as one class) on July 24, 2014, at 6:00 p.m., local time, and any adjournment thereof (the “General Meeting” and together with the Ordinary Class Meeting and the Preferred Class Meeting, the “Meetings” or the “Special Meetings”).

As you may know, on June 10, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Verisae, Inc., a Minnesota corporation (“Parent”) and Viking Acquisition Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”). At the Special Meetings, each participating shareholder will be asked to consider and vote on a resolution for the approval of: (i) the Merger Agreement; (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent; and (iii) all other transactions contemplated by the Merger Agreement, including, without limitation, with respect to insurance for the benefit of directors and executive officers of the Company.

As described in detail in the enclosed Proxy Statement, the Merger Agreement provides for a total consideration in cash equal to US$18,825,000, subject to price adjustments (the “Merger Consideration”), which will yield (A) consideration for each Preferred A Share of US$7.65 in cash without interest and subject to applicable withholding taxes (the total amount so paid to holders of Preferred A Shares is referred to as the “Preferred Shares Liquidation Preference”), and (B) consideration for each Ordinary Share and each restricted stock unit of the Company (the “Company RSUs”) an amount equal to (i) US$18,825,000 plus (a) cash available to the Company at the closing, minus (b) indebtedness and transaction expenses (including legal, bankers’ and accounting fees and D&O insurance) outstanding at the closing minus (c) the Preferred Shares Liquidation Preference, divided by (ii) the number of Ordinary Shares and Company RSUs vested and outstanding as of the closing (the “Price Per Ordinary Share”). The Company currently estimates that the Price Per Ordinary Share will be between US$3.15 and US$ 3.40 in cash, without interest and subject to applicable withholding taxes.

The Merger and the other transactions contemplated by the Merger Agreement are sometimes referred to herein as the “Merger Proposal”.

Our Board of Directors has unanimously: (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving corporation will be unable to fulfill the obligations of the Company to its creditors;

(ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) determined to recommend that the shareholders of our Company approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Approval of the Merger Proposal will require the affirmative vote of the holders of at least seventy five percent (75%) of: (i) the Ordinary Shares present, or deemed by the ICL to be present, in person or by proxy, at the Ordinary Class Meeting and voting on the matter (votes abstaining shall not be taken into account); (ii) the Preferred A Shares present, or deemed by the ICL to be present, in person or by proxy, at the Preferred Class Meeting and voting on the matter (votes abstaining shall not be taken into account); and (iii) the Company Shares present, or deemed by the ICL to be present, in person or by proxy, at the General Meeting and voting on the matter (votes abstaining shall not be taken into account).

Enclosed with this letter you will find a copy of the Notice of the Special Meetings originally published by the Company on June 18, 2014 and the Proxy Statement for the Special Meetings. The enclosed Proxy Statement and the attachments thereto contain important information about the Special Meetings, the Merger Agreement, the Merger, and all the other transactions contemplated by the Merger Agreement. Although the enclosed Proxy Statement describes the material provisions of the Merger Agreement, it does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF COMPANY SHARES YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR COMPANY SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE APPLICABLE MEETING.

Thank you for your cooperation.

By Order of the Board of Directors, /s/ Samuel HaCohen Samuel HaCohen Chairman of the Board of Directors

VIRYANET LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS, CLASS MEETING OF THE HOLDERS OF ORDINARY SHARES AND CLASS MEETING OF THE HOLDERS OF PREFERRED A SHARES

To the Shareholders of ViryaNet Ltd. (the “Company” or “we”):

NOTICE IS HEREBY GIVEN that Special General Meetings of (1) the holders of Ordinary Shares, nominal value five New Israeli Shekels (NIS 5.00) per share, of the Company (“Ordinary Shares”) will be held on July 24, 2014, at 4:00 p.m., local time, and any adjournment thereof (the “Ordinary Class Meeting”), (2) the holders of Preferred A Shares, nominal value five New Israeli Shekels (NIS 5.00) per share, of the Company (“Preferred A Shares” and collectively with the Ordinary Shares, the “Company Shares” or “shares”) will be held on July 24, 2014, at 5:00 p.m., local time, and any adjournment thereof (the “Preferred Class Meeting”), and (3) the holders of our Ordinary Shares and Preferred A Shares, voting as one class, will be held on July 24, 2014, at 6:00 p.m., local time, and any adjournment thereof (the “General Meeting” and together with the Ordinary Class Meeting and the Preferred Class Meeting, the “Meetings” or the “Special Meetings”).

All Meetings will be held at the Company’s principal executive offices, at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel., for the following purpose (the “Proposal”):

1.	The approval of (i) the Agreement and Plan of Merger, dated as of June 10, 2014 (the “Merger Agreement”) by and among the Company, Verisae, Inc. (“Parent”), a Minnesota corporation, and Viking Acquisition Ltd. (“Merger Sub”), an Israeli company and a wholly-owned subsidiary of Parent; (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent; and (iii) all other transactions contemplated by the Merger Agreement, including, without limitation, with respect to insurance for the benefit of directors and executive officers of the Company.

The Merger Agreement provides for a total consideration in cash equal to US$18,825,000, subject to price adjustments set forth in the Merger Agreement (the “Merger Consideration”). The Merger Consideration, less applicable withholding taxes (if any) and without interest, shall be distributed among the holders of shares of the Company as of immediately prior to the effective time of the Merger in accordance with the provisions of the Company’s Articles of Association, as in effect as of the date hereof.

Further information regarding the Proposal (including information regarding the Merger Agreement, the Merger and the allocation of the Merger Consideration among the holders of Ordinary Shares and Preferred A Shares) will be included in the Company’s proxy statement, which will be mailed to the Company’s shareholders in advance of the Special Meetings. The proxy statement will also be furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K and will be available to the public on the SEC’s website at http://www.sec.gov. A form of proxy card will be enclosed with the proxy statement.

We currently know of no other business to be transacted at the Meetings, other than as set forth in Item 1 above; but, if any other matter is properly presented at the Meetings, the persons named in the proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF ITEM 1.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETINGS. Whether or not you plan to attend in person, please complete, date, sign and return the proxy card in a timely manner in order that it is received by the Company no later than twenty-four (24) hours before the Meetings. Any shareholder who has executed a proxy but is present at a Meeting, and also wishes to vote in person, may do so by revoking their proxy. Each form of proxy which is properly executed and returned to the Company prior to the Meetings will be voted in the manner instructed by the shareholder executing it or, if no instructions are given, will be voted in favor of the Proposal. In addition, the shares will be voted with respect to any other proposals (if any) in accordance with the recommendations of the Board of Directors.

Record Date

Only holders of record of our Ordinary Shares and Preferred A Shares at the close of business on June 23, 2014 (the “Record Date”), will be entitled to receive notice of, and to vote at, the Special Meetings (as applicable).

Quorum and Voting

A quorum must be present in order for any of the Meetings to be held. Other than in an adjourned meeting, the quorum required for (i) the Ordinary Class Meeting—at least two shareholders present, or deemed by the ICL to be present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued and outstanding Ordinary Shares; (ii) the Preferred Class Meeting—at least two shareholders present, or deemed by the ICL to be present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued and outstanding Preferred A Shares; and (iii) the General Meeting—at least two shareholders present, or deemed by the ICL to be present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued and outstanding share capital.

Broker non-votes and abstentions will be counted as present at the applicable Meeting for the purpose of determining whether a quorum is present. A broker non-vote occurs when a bank, broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

If a quorum is not present at the scheduled time and date of an applicable Meeting, that Meeting shall be either (i) adjourned to July 31, 2014 at the same scheduled place and time; or (ii) adjourned to any other day, hour and/or place as the Board of Directors of the Company shall notify the shareholders. This notice shall serve as notice of such adjourned Meeting if no quorum is present at the original date and time thereof, and no further notice of the applicable adjourned Meeting will be required to be given to shareholders. If a quorum is not present at an applicable adjourned Meeting within half an hour from the appointed start time of that Meeting, any two shareholders present or by proxy or any other valid instrument shall constitute a quorum, and shall be entitled to deliberate and to resolve the matters for which the applicable Meeting was convened.

Vote Required

The approval of the Proposal requires the affirmative vote of the holders of at least seventy five percent (75%) of: (i) the Ordinary Shares present, or deemed by the ICL to be present, in person or by proxy, at the Ordinary Class Meeting and voting on the matter (votes abstaining shall not be taken into account); (ii) the Preferred A Shares present, or deemed by the ICL to be present, in person or by proxy, at the Preferred Class Meeting and voting on the matter (votes abstaining shall not be taken into account); and (iii) the Company Shares present, or deemed by the ICL to be present, in person or by proxy, at the General Meeting and voting on the matter (votes abstaining shall not be taken into account).

Position Statements by Shareholders

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the Special Meetings (“Position Notice”). Position Notices must be in English and may be sent to the Company’s offices at the address below and otherwise must comply with the ICL. Any valid Position Notice will be furnished by the Company to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov. The last date for delivery of such Position Notices to the Company is July 14, 2014.

All shareholders are entitled to contact the Company directly and receive the text of the proxy materials, once available, and any Position Notice. Once made available to the public as described above, such documents will also be available for inspection at the Company’s offices, which are located at 8 HaMarpe St., Har Hotzvim, Jerusalem 91450 Israel, during regular business hours and subject to prior coordination. The Company’s phone number is +972-2-5841000.

By Order of the Board of Directors, /s/ Samuel HaCohen Samuel HaCohen Chairman of the Board of Directors

June 18, 2014

FORWARD-LOOKING STATEMENTS

This notice may contain forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) the Company may be unable to obtain shareholder approval for the proposed transaction; (2) the Company may be unable to satisfy other conditions to the closing of the proposed transaction; (3) the proposed transaction may involve unexpected costs, liabilities or delays; (4) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction-related matters; (5) the outcome of any legal proceedings related to the proposed transaction; (6) the Company may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (8) the ability to recognize benefits of the proposed transaction; (9) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; (10) impact of the transaction on relationships with customers, distributors and suppliers and (11) other risks to consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future events, results, performance, circumstances or achievements of the Company include those disclosed in the Company’s filings with the SEC, including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Operating Results and Financial Review and Prospects” in the Company’s latest Annual Report on Form 20-F.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this notice. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, the Company intends to mail a proxy statement to its shareholders (the “Proxy Statement”) and furnish a copy of the Proxy Statement with the SEC on Form 6-K. Shareholders of the Company are urged to read the Proxy Statement and the other relevant material when they become available because they will contain important information about the Company, Parent, the proposed transaction and related matters. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION. The Proxy Statement (when available) may be obtained without charge at the SEC’s website at www.sec.gov. In addition, the Proxy Statement will be available for inspection at the Company’s offices, which are located at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel.

This notice is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell shares of the Company. The Company, its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the proposed transaction.

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE

COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

SPECIAL GENERAL MEETING AND CLASS MEETINGS OF SHAREHOLDERS TO BE HELD ON THURSDAY, JULY 24, 2014

INTRODUCTION

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our Board of Directors of proxies to be used at the following Special General Meetings of the shareholders of the Company: (i) meeting of the holders Ordinary Shares, nominal value five New Israeli Shekels (NIS 5.00) per share, of the Company (“Ordinary Shares”) will be held on July 24, 2014, at 4:00 p.m., local time, and any adjournment thereof (the “Ordinary Class Meeting”), (ii) meeting of the holders of Preferred A Shares, nominal value five New Israeli Shekels (NIS 5.00) per share, of the Company (“Preferred A Shares” and collectively with the Ordinary Shares, the “Company Shares” or “shares”) will be held on July 24, 2014, at 5:00 p.m., local time, and any adjournment thereof (the “Preferred Class Meeting”), and (iii) the holders of our Ordinary Shares and Preferred A Shares, voting as one class, will be held on July 24, 2014, at 6:00 p.m., local time, and any adjournment thereof (the “General Meeting” and together with the Ordinary Class Meeting and the Preferred Class Meeting, the “Meetings” or the “Special Meetings”) to be held at our head offices located at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about July 3, 2014 to the holders of Company Shares entitled to notice of, and to vote at, the Special Meetings.

At the Special Meetings, the shareholders of the Company will be asked to consider and vote on the approval of (i) the Agreement and Plan of Merger, dated as of June 10, 2014 (the “Merger Agreement”) by and among the Company, Verisae, Inc. (“Parent”), a Minnesota corporation, and Viking Acquisition Ltd. (“Merger Sub”), an Israeli company and a wholly-owned subsidiary of Parent; (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent; and (iii) all other transactions contemplated by the Merger Agreement, including, without limitation, with respect to insurance for the benefit of directors and executive officers of the Company.

The Merger Agreement provides for a total consideration in cash equal to US$18,825,000, subject to price adjustments (the “Merger Consideration”), which will yield (A) consideration for each Preferred A Share of US$7.65 in cash without interest and subject to applicable withholding taxes (the total amount so paid to holders of Preferred A Shares is referred to as the “Preferred Shares Liquidation Preference”), and (B) consideration for each Ordinary Share and each restricted stock unit of the Company (the “Company RSUs”) in an amount equal to (i) US$18,825,000 plus (a) cash available to the Company at the closing, minus (b) indebtedness and transaction expenses (including legal, bankers’ and accounting fees and D&O insurance) outstanding at the closing minus (c) the Preferred Shares Liquidation Preference, divided by (ii) the Ordinary Shares and Company RSUs vested and outstanding as of the closing (the “Price Per Ordinary Share”). The Company currently estimates that the Price Per Ordinary Share will be between US$3.15 and US$ 3.40 in cash, without interest and subject to applicable withholding taxes.

The Merger and the other transactions contemplated by the Merger Agreement are sometimes referred to herein as the “Merger Proposal”.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Shareholders Entitled to Vote

Shareholders of record who held Company Shares at the close of business on June 23, 2014 (which we refer to as the “Record Date”), are entitled to notice of, and to vote at, the Special Meetings.

Shareholders registered in the Company’s shareholders registry as of the Record Date may vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices.

In addition, shareholders who, as of the Record Date, held Company Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in “street name”. These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Special Meetings, but may not actually vote their shares in person at the Special Meetings. The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.

As of the Record Date, there were 4,179,927 Ordinary Shares and 326,797 Preferred A Shares issued, outstanding and entitled to one vote each upon each of the matters to be presented at the Special Meetings.

Quorum

Pursuant to the Company’s Articles of Association, the quorum required for the Special Meetings requires for: (i) the Ordinary Class Meeting—at least two shareholders present, or deemed by the ICL to be present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued and outstanding Ordinary Shares; (ii) the Preferred Class Meeting—at least two shareholders present, or deemed by the ICL to be present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued and outstanding Preferred A Shares; and (iii) the General Meeting—at least two shareholders present, or deemed by the ICL to be present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued and outstanding share capital.

Broker non-votes and abstentions will be counted as present at the applicable Meeting for the purpose of determining whether a quorum is present. A broker non-vote occurs when a bank, broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

If a quorum is not present at the scheduled time and date of an applicable Meeting, that Meeting shall be either (i) adjourned to July 31, 2014 at the same scheduled place and time; or (ii) adjourned to any other day, hour and/or place as the Board of Directors of the Company shall notify the shareholders. This notice shall serve as notice of such adjourned Meeting if no quorum is present at the original date and time thereof, and no further notice of the applicable adjourned Meeting will be required to be given to shareholders. If a quorum is not present at an applicable adjourned Meeting within half an hour from the appointed start time of that Meeting, any two shareholders present or by proxy or any other valid instrument shall constitute a quorum, and shall be entitled to deliberate and to resolve the matters for which the applicable Meeting was convened.

Vote Required

Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote of holders at least seventy-five percent (75%) of: (i) the Ordinary Shares present, or deemed by the ICL to be present, in person or by proxy, at the Ordinary Class Meeting and voting on the matter (votes abstaining shall not be taken into account); (ii) Preferred A Shares present, or deemed by the ICL to be present, in person or by proxy, at the Preferred Class Meeting and voting on the matter (votes abstaining shall not be taken into account); and (iii) of the Company Shares present, or deemed by the ICL to be present, in person or by proxy, at the General Meeting and voting on the matter (votes abstaining shall not be taken into account).

Pursuant to Section 320(c) of the ICL, in the event that shares of a merging company are held by the other merging company or by a person holding 25% or more of any kind of means of control in the other merging company, the merger will not be approved if a majority of the shareholders present and voting at the general meeting (not counting abstainers), which are not the other merging company or the person so holding or anyone acting on behalf of either of them, including relatives or corporations under their control, are opposed to the merger; provided, however, that a person will not be deemed to hold shares of the other merging company, simply because he/she holds shares of the merging company. Under the Merger Agreement, Parent has represented that no such cross-holding exists.

The enclosed form of proxy card includes a certification that you are not a shareholder listed in Section 320(c) of the ICL. If you think that this statement is incorrect, please contact the Company’s Chairman of the Board of Directors, at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel. If you hold your shares in “street name,” you may also contact the representative managing your account, who could contact the Company’s Chairman of the Board of Directors on your behalf.

Each Company Share is entitled to one vote on each proposal or item that comes before each of the Special Meetings. If two or more persons are registered as joint owners of any Company Share, the right to attend the Special Meetings shall be conferred upon all of the joint owners, but the right to vote at the Special Meetings and/or the right to be counted as part of the quorum required for the Special Meetings shall be conferred exclusively upon the senior among the joint owners attending the meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company’s Shareholder Register.

Only Company Shares that are voted on the Merger Proposal will be counted towards determining whether the Merger Proposal is approved by shareholders. Shares present at the Special Meetings that are not voted on a particular proposal or Company Shares present by proxy where the shareholder properly withheld authority to vote on such proposal (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders, but will be counted for purposes of determining whether a quorum exists.

Proposed Resolution

It is proposed that the following resolution be adopted at the Special Meetings:

“RESOLVED, to approve (i) the Agreement and Plan of Merger, dated as of June 10, 2014 (the “Merger Agreement”) by and among the Company, Verisae, Inc. (“Parent”), a Minnesota corporation, and Viking Acquisition Ltd. (“Merger Sub”), an Israeli company and a wholly-owned subsidiary of Parent; (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent; and (iii) all other transactions contemplated by the Merger Agreement, including, without limitation, with respect to insurance for the benefit of directors and executive officers of the Company.

Our Board of Directors unanimously recommends a vote “FOR” approval of the proposed resolution.

Proxies

All Company Shares represented by properly executed proxies received prior to or at the Special Meetings and not revoked prior to or at the Special Meetings in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will not be voted at the Special Meetings.

Revocation of Proxies

A shareholder returning a proxy may revoke it at any time prior to commencement of the Special Meetings by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Special Meetings may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to us at our head offices located at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel, Attention: Chairman of the Board of Directors. Attendance without voting at the Special Meetings will not in and of itself constitute revocation of a proxy.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to such rules.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS, CLASS MEETING OF THE HOLDERS OF ORDINARY SHARES AND CLASS MEETING OF THE HOLDERS OF PREFERRED A SHARES

INTRODUCTION	1

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION	6

SUMMARY	12

RISK FACTORS	23

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	25

THE PARTIES TO THE MERGER	27
Our Company	27
Parent	28
Merger Sub	28

THE SPECIAL GENERAL MEETINGS	29
Time and Place of the Special Meetings	29
Purposes of the Special Meetings; Proposed Resolutions	29
Recommendation of the Board of Directors of the Company	29
Record Date; Shareholders Entitled to Vote	29
Quorum	30
Voting Rights and Vote Required	30
Adjournment and Postponement	31
Voting Procedures; Revoking Proxies or Voting Instructions	32

THE MERGER	33
Background of the Merger	33
Our Reasons for Approving the Merger Proposal; Recommendation and Determination of Certain Committees and Our Board	34
No Appraisal Rights; Objections by Creditors	37
Opinion of Our Financial Advisor	37
Material Tax Consequences of the Merger	39
Regulatory Matters	44
Interests of Our Directors and Executive Officers in the Merger Proposal	45
The Merger Agreement	47
Voting Agreements	60

MARKET PRICE INFORMATION	62

BENEFICIAL OWNERSHIP OF COMPANY SHARES	63

WHERE YOU CAN FIND MORE INFORMATION	65

OTHER MATTERS	65

Appendix A	Agreement and Plan of Merger, dated as of June 10, 2014 by and among ViryaNet Ltd., Verisae, Inc., a Minnesota corporation, and Viking Acquisition Ltd., an Israeli company and a wholly-owned subsidiary of Parent
Appendix B	Form of Voting Agreement, dated as of June 10, 2014, between Verisae, Inc. and certain Shareholders of the Company
Appendix C	Letter Opinion of America’s Growth Capital, LLC d/b/a AGC Partners

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Special Meetings and the Merger Proposal. These questions and answers may not address all the questions that may be important to you as a shareholder of the Company. Please refer to the section of this Proxy Statement entitled “Summary” and more detailed information contained elsewhere in this Proxy Statement, the appendices attached to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you are urged to read carefully and in their entirety. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 65.

Q:	Why am I receiving this proxy statement?

A:	On June 10, 2014, our Company entered into the Merger Agreement. Our company is soliciting proxies for a Special General Meeting of holders of Company Shares, a Special Meeting of the holders of Ordinary Shares of our Company and a Special Meeting of the holders of Preferred A Shares of our Company, for the purpose of approving the Merger Proposal, which we refer to, individually, as a Special Meeting, and collectively, as the Special Meetings. You are receiving this Proxy Statement because you owned Ordinary Shares and/or Preferred A Shares on the Record Date of June 23, 2014 and that entitles you to vote at one or more of the Special Meetings. By use of a proxy, you can vote on the proposals to be acted on at the respective Special Meeting in which you are entitled to participate whether or not you attend the Special Meetings. This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Q:	What am I being asked to vote on?

A:	You are being asked to vote on a resolution to approve: (i) the Merger Agreement; (ii) the Merger on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314-327 of the ICL, following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent; and (iii) all other transactions contemplated by the Merger Agreement, including, without limitation, with respect to insurance for the benefit of directors and executive officers of the Company.

Q:	What will I receive in the Merger?

A:	The Merger Agreement provides for a total Merger Consideration in cash equal to US$18,825,000, subject to price adjustments, which will entitle you to receive:

•	If you are a holder of Preferred A Shares, consideration for each Preferred A Share of an amount equal to US$7.65 in cash without interest and subject to applicable withholding taxes (the total amount so paid to holders of Preferred A Shares is referred to as the “Preferred Shares Liquidation Preference”); and/or

•	If you are a holder of Ordinary Shares, consideration for each Ordinary Share in an amount equal to (i) US$18,825,000 plus (a) cash available to the Company at the closing, minus (b) indebtedness and transaction expenses (including legal, bankers’ and accounting fees and D&O insurance) outstanding at the closing minus (c) the Preferred Shares Liquidation Preference, divided by (ii) the number of Ordinary Shares and Company RSUs vested and outstanding as of the closing (the “Price Per Ordinary Share”). The Company currently estimates that the Price Per Ordinary Share will be between US$3.15 and US$ 3.40 in cash, without interest and subject to applicable withholding taxes.

You will not have any ownership interest in the surviving company following the completion of the Merger.

Q:	When will the Merger be completed?

A:	We are working to complete the Merger as soon as practicable and expect to complete the Merger by August 31, 2014, but because the Merger is subject to certain conditions, some of which are beyond the control of the Company, Parent and Merger Sub, the exact timing cannot be predicted nor can it be guaranteed that the Merger will ever be completed. Under the ICL, the Merger cannot become effective until the later of the 50th day following the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar and the 30th day following the date on which the Merger Proposal is approved by our shareholders (the sole shareholder of Merger Sub has approved the Merger Agreement). See the section of this Proxy Statement entitled “The Merger Agreement–Conditions to the Completion of the Merger” beginning on page 17 for a summary description of these conditions.

The Merger Agreement may be terminated by either party if the Merger is not completed by October 3, 2014 (unless this date has been extended by mutual agreement of Parent and us), so long as the terminating party’s breach of the Merger Agreement has not been a principal cause of, or primarily resulted in, the failure to close the Merger by this date and the terminating party is not then in material breach of the Merger Agreement.

Q:	Are there risks I should consider in deciding how to vote on the Merger?

A:	Yes. You should carefully read this Proxy Statement and the Merger Agreement in their entirety, including the factors discussed in the section “Risk Factors” beginning on page 23 of this Proxy Statement.

Q:	When and where are the Special Meetings?

A:	The Special Meetings will be held at our head offices, located at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel as follows (subject to any adjournment thereof): (i) the Ordinary Class Meeting will be held on July 24, 2014, at 4:00 p.m., local time, (ii) the Preferred Class Meeting will be held on July 24, 2014, at 5:00 p.m., local time, and (iii) the General Meeting will be held on July 24, 2014, at 6:00 p.m., local time.

Q:	What vote is required for ViryaNet Ltd. shareholders to approve the Merger Proposal?

A:	Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote of holders at least seventy-five percent (75%) of: (i) the Ordinary Shares present, or deemed by the ICL to be present, in person or by proxy, at the Ordinary Class Meeting and voting on the matter (votes abstaining shall not be taken into account); (ii) the Preferred A Shares present, or deemed by the ICL to be present, in person or by proxy, at the Preferred Class Meeting and voting on the matter (votes abstaining shall not be taken into account); and (iii) the Company Shares present, or deemed by the ICL to be present, in person or by proxy, at the General Meeting and voting on the matter (votes abstaining shall not be taken into account).

The enclosed form of proxy card includes a certification that you are not a shareholder listed in Section 320(c) of the ICL. If you think that this statement is incorrect, please contact the Company’s Chairman of the Board of Directors, at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel. If you hold your shares in “street name,” you may also contact the representative managing your account, who could contact the Company’s Chairman of the Board of Directors on your behalf

Pursuant to Section 320(c) of the ICL, in the event that shares of a merging company are held by the other merging company or by a person holding 25% or more of any kind of means of control in the other merging company, the merger will not be approved if a majority of the shareholders present and voting at the general meeting (not counting abstainers), which are not the other merging company or the person so holding or anyone acting on behalf of either of them, including relatives or corporations under their control, are opposed to the merger; provided, however, that a person will not be deemed to hold shares of the other merging company, simply because he/she holds shares of the merging company. Under the Merger Agreement, Parent has represented that no such cross-holding exists.

Q:	Are there any Voting Agreements with existing shareholders?

A:

Yes. Concurrently with the execution of the Merger Agreement, Parent entered into voting agreements (referred to as the “Voting Agreements”) with certain shareholders of the Company which owned 1,690,190

Ordinary Shares (representing approximately 40.4% of the Company’s outstanding Ordinary Shares ) as of June 10, 2014, and with certain holders of the Company which owned 326,797 Preferred A Shares (representing 100% of the Company’s outstanding Preferred A Shares ) as of June 10, 2014. Under the Voting Agreements, the shareholders have agreed and have granted a proxy to Parent, subject to the terms and conditions of the Voting Agreements, to vote all of the Company Shares owned by such shareholder in favor of the approval of the Merger Agreement, the Merger and all of the other transactions contemplated by the Merger Agreement.

Please see the immediately preceding Q&A for the impact of the Voting Agreements on determining whether the requisite approval of the Merger Proposal is obtained.

Q:	How does ViryaNet’s Board of Directors recommend that I vote?

A:	Following unanimous recommendation and approval of our Strategy Committee, Compensation Committee, and Audit Committee, our Board of Directors has determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders, and has approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Our Board of Directors unanimously recommends that our shareholders vote “FOR” the approval of the Merger Proposal.

Q:	Why is ViryaNet’s Board of Directors recommending that I vote “FOR” the approval of the Merger Proposal?

A:	Our Board of Directors has unanimously determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of our Company and our shareholders. For additional information see the sections of this Proxy Statement entitled “The Merger—Background of the Merger” beginning on page 33 and “The Merger—Our Reasons for Approving the Merger Proposal” beginning on page 34.

Q:	Should I send my share certificates now?

A:	No. Once all conditions to closing of the Merger are satisfied, we will be able to effect the closing of the Merger. If you are a holder of record immediately prior to the effective time of the Merger, promptly after the Merger is completed, a paying agent appointed by Parent (which we refer to as the “Paying Agent”) will send you a letter of transmittal with detailed instructions regarding the surrender of your certificates representing Company Shares or the transfer of your Company Shares held in book entry form, as applicable, and any other required documentation, including, to the extent applicable, a United States Internal Revenue Service, which we refer to as the IRS, Form W-9 or appropriate Form W-8 (as applicable) and a tax declaration form and a representation as to whether or not you are an Israeli resident and satisfies other conditions, which we refer to as the “Tax Declaration Form”, to facilitate payment of the portion of the Merger Consideration for each Company Share held by you immediately prior to the effective time of the Merger. You should not send your certificates representing Company Shares to us or anyone else until you receive such instructions. The Paying Agent will send your portion of the Merger Consideration, without any interest thereon, subject to the withholding of any applicable taxes, to you as promptly as practicable following its receipt of your share certificates (unless your Company Shares are held in book entry form) and other required documents, including, to the extent applicable, the Tax Declaration Form. If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender or transfer of your “street name” shares in exchange for your portion of the Merger Consideration. You will be required to deliver an IRS Form W-9 or appropriate Form W-8 (as applicable) and, to the extent applicable, a Tax Declaration Form prior to receiving your applicable portion of the Merger Consideration.

If you do not deliver an IRS Form W-9 or Form W-8 (as applicable), you may be subject to United States backup withholding as described in the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger—Certain United States Federal Income Tax Consequences” beginning on page 15. If you do not deliver a valid certificate issued by the Israeli Tax Authority which provides full exemption from Israeli tax withholding or, to the extent applicable, you do not deliver a Tax Declaration Form or you indicate on the Tax Declaration Form that you are a resident of Israel or that you do not satisfy the other conditions required thereon, Israeli withholding tax will be withheld from the portion of the Merger Consideration paid to you as described in the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger–Certain Israeli Income Tax Consequences” beginning on page 42.

Q:	What effects will the proposed Merger have on our Company?

A:	As a result of the proposed Merger, the Company will cease to be a publicly-traded company and will become a privately-held company that is a wholly-owned subsidiary of Parent. Following the completion of the proposed Merger, the registration of the Ordinary Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, will be terminated upon notification to the U.S. Securities and Exchange Commission, which we refer to as the “SEC”. In addition, upon completion of the proposed Merger, the Ordinary Shares will no longer be listed on any stock exchange, including the OTCQB Marketplace (which we refer to as “OTCQB”).

Q:	What happens if the Merger is not completed?

A:	If the Merger is not completed for any reason, our shareholders will not receive any portion of the Merger Consideration for their Company Shares. Instead, we will remain a public company and the Ordinary Shares will continue to be listed on OTCQB. Under certain circumstances related to a termination, as specified in the Merger Agreement, we may be required to pay Parent a termination fee and expense reimbursement as described in the section of this Proxy Statement entitled “The Merger Agreement–Remedies—Termination Fee” beginning on page 59.

Q:	What interests do the directors and executive officers of our Company have in the Merger Proposal?

A:	In considering the recommendation of our Board of Directors with respect to the Merger Proposal, you should be aware that our directors and executive officers have interests in the Merger Proposal that may be in addition to the interests of our shareholders in general, including, among other things:

•	The Merger Agreement provides for the accelerated vesting of (if unvested) and cash-out of all Company RSUs. In accordance with the terms of their grant, the vesting of all Company RSUs held by the directors of the Company will be accelerated as a result of the consummation of the transactions contemplated by the Merger Agreement.

•	Certain executive officers of the Company are parties to existing employment agreements with the Company that provide for a bonus in connection with a change of control, such as the Merger, or for severance benefits in the event of certain qualifying terminations of employment following the Merger. All such payments, to the extent payable, will be paid by the Company following the closing (which means that the Company Shareholders will not bear the economic results of such payments).

•	Certain insurance for the benefit of directors and executive officers of the Company, as provided for in the Merger Agreement.

For additional details, see “The Merger—Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 45.

Our Strategy Committee was aware of these additional interests in determining to recommend the Merger Agreement and the transactions contemplated thereby, including the Merger, to our Compensation

Committee, Audit Committee and Board of Directors. Our Compensation Committee, Audit Committee and Board of Directors were aware of these additional interests in determining to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend to our shareholders that they vote in favor of the Merger Proposal.

Q.	What do I need to do now?

A.	This Proxy Statement contains important information regarding the Merger as well as information about us. It also contains important information regarding the factors considered by our Board of Directors in evaluating the Merger. You are urged to read this Proxy Statement carefully and in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You should also review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 65.

Q.	How do I vote?

A.	You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares can be voted at the Special Meetings. The Special Meetings will take place at our head offices located at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel as follows (subject to any adjournment thereof): (i) the Ordinary Class Meeting will be held on July 24, 2014, at 4:00 p.m., local time, (ii) the Preferred Class Meeting will be held on July 24, 2014, at 5:00 p.m., local time, and (iii) the General Meeting will be held on July 24, 2014, at 6:00 p.m., local time. Whether or not you submit a proxy, you may attend the Special Meetings and vote your shares in person.

Q:	What do I do if I want to change my vote?

A:	You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same shares, to us at our head offices located at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel, Attention: Chairman of the Board of Directors, so it is received prior to the Special Meetings. Company Shares represented by properly executed proxies received by us prior to the Special Meetings will be voted at the Special Meetings in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded. Alternatively, you may attend the Special Meetings and vote in person. Attendance without voting at the Special Meetings will not in and of itself constitute revocation of a proxy.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me if I do not provide instructions?

A:	No. Your bank, broker or other nominee will vote your shares only if you provide instructions to your bank, broker or other nominee on how to vote. If you do not provide instructions to your bank, broker or other nominee, your shares will not be voted at the Special Meetings. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares and be sure to provide your bank, broker or other nominee with instructions on how to vote your shares. If your shares are held in “street name” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Q:	Who can vote at the Special Meetings?

A:	Only those holders of record of outstanding Company Shares at the close of business on June 23, 2014, the Record Date for the Special Meetings, are entitled to notice of, and to vote at the Special Meetings. As of the Record Date, there were 4,179,927 Ordinary Shares and 326,797 Preferred A Shares outstanding and entitled to vote.

Q:	What happens if I sell my shares before the Special Meetings?

A:	The Record Date for the Special Meetings is earlier than the Special Meetings and the date that the Merger is expected to be completed. If you transfer your Company Shares after the Record Date but before the Special Meetings, you will retain your right to vote at the Special Meetings, but will have transferred the right to receive your portion of the Merger Consideration with respect to such Company Shares. In order to receive your portion of the Merger Consideration, you must hold your Company Shares through the completion of the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:	No. Under Israeli law, holders of Company Shares are not entitled to appraisal rights in connection with the Merger. However, under the ICL, objections to the Merger may be filed by our creditors with the Israeli district court. See “The Merger—No Appraisal Rights; Objections by Creditors” on page 37.

SUMMARY

This Summary highlights selected information from this Proxy Statement and may not contain all of the information that is important to you. To better understand the Merger Proposal and the other proposals described in the section of this Proxy Statement entitled “Introduction” upon which you are being asked to vote, you should read this Proxy Statement carefully and in its entirety, as well as the appendices attached to this Proxy Statement and the additional documents to which we refer you. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 65. Each item in this Summary includes a page reference directing you to a more complete description of that topic. All references to “ViryaNet,” “the Company,” “we,” “us,” “our” and “our Company”, or words of like import, are references to ViryaNet Ltd. and its subsidiaries, references to “you” and “your” refer to our shareholders and all references to “$” or to “US$” are to United States dollars.

The Parties to the Merger (Page 27)

ViryaNet Ltd.

ViryaNet Ltd. was incorporated under the laws of the State of Israel under the name R.T.S. Relational Technology Systems Ltd. The Company changed its name to RTS Business Systems Ltd. on September 7, 1997 and to RTS Software Ltd. on February 1, 1998. On April 12, 2000, the Company changed its name to ViryaNet Ltd. The Company develops, markets, and supports field service software applications that have provided companies with solutions that improve the quality and efficiency of complex service business processes. During this period of time, numerous customers around the world have deployed our solutions. See the section of this Proxy Statement entitled “The Parties to the Merger—Our Company” beginning on page 27.

Verisae, Inc.

Verisae, Inc. was incorporated under the laws of the State of Minnesota on February 28, 2000. Parent provides a software-as-a-service platform for large organizations to centrally manage the lifecycle costs, energy consumption and environmental compliance of their global assets and facilities. See the section of this Proxy Statement entitled “The Parties to the Merger—Parent” beginning on page 28.

Viking Acquisition Ltd.

Viking Acquisition Ltd. was incorporated under the laws of the State of Israel on May 29, 2014. Merger Sub was formed for the sole purpose of merging with and into the Company pursuant to the terms of the Merger Agreement. See the section of this Proxy Statement entitled “The Parties to the Merger—Merger Sub” beginning on page 28.

The Merger (Page 33)

Subject to the terms and conditions of the Merger Agreement, and in accordance with Israeli law, Merger Sub will be merged with and into the Company, with the Company surviving the Merger and becoming a wholly-owned subsidiary of Parent. The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the ICL.

As a result of the Merger, each Ordinary Share and each Preferred A Share (collectively, the “Company Shares”) issued and outstanding immediately prior to the effective time of the Merger (other than Company Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent, which will be cancelled and retired and no consideration will be delivered in exchange therefor) will be deemed to have been cancelled in exchange for: (A) in the case of Preferred A Shares, consideration of US$7.65 in cash without interest and subject to applicable withholding taxes, for each Preferred A Share (the total amount so paid to holders of Preferred A Shares is referred to as the “Preferred Shares Liquidation Preference”), and (B) in the case of Ordinary Shares and Company RSUs, an amount per Ordinary Share or Company RSU equal to (i) US$18,825,000 plus (a) cash available to the Company at the closing, minus (b) indebtedness and transaction expenses (including legal, bankers’ and accounting fees and D&O insurance) outstanding at the closing minus (c) the Preferred Shares Liquidation Preference, divided by (ii) the number of Ordinary Shares and Company RSUs vested and outstanding as of the closing (the “Price Per Ordinary Share”). The Price Per Ordinary Share is currently expected to be between US$3.15 and US$ 3.40 in cash, without interest and subject to applicable withholding taxes.

Effects of the Merger

If the Merger is completed, you will be entitled to receive your applicable portion of the Merger Consideration, without any interest thereon and subject to any applicable withholding taxes, if any, for each Company Share owned by you as of the effective time of the Merger. As a result of the Merger, we will become a privately-held company that is a wholly-owned subsidiary of Parent and will cease to be a publicly traded company. You will not receive any shares of the Surviving Company in connection with the Merger nor will you have any ownership interest in the surviving company following the completion of the Merger.

Restricted Stock Units (Page 46)

Effective as of the effective time of the Merger, each outstanding Company RSU, whether or not vested, will, in accordance with the terms of its grant, become fully vested as of the effective time of the Merger and will be canceled and converted into the right to receive a lump sum cash payment equal to the Price Per Ordinary Share.

The Special General Meetings (Page 29)

Time and Place (Page 29)

The following Special General Meetings of Shareholders of our Company, which we refer to, collectively, as the Special Meetings: will be held at our head offices located at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel: (i) the Ordinary Class Meeting on July 24, 2014, at 4:00 p.m., local time; (ii) the Preferred Class Meeting on July 24, 2014, at 5:00 p.m., local time; and (iii) the General Meeting on July 24, 2014, at 6:00 p.m., local time, in each case, subject to any adjournment thereof.

Purpose (Page 29)

At the Special Meeting in which you are entitled to participate in accordance with your ownership of Company Shares, you will be asked to consider and vote on a resolution regarding (a) the approval of the Merger Proposal, including the approval of: (i) the Merger Agreement; (ii) the Merger on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314-327 of the ICL, following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent; and (iii) all other transactions contemplated by the Merger Agreement, including, without limitation, with respect to insurance for the benefit of directors and executive officers of the Company.

Record Date and Quorum Requirements (Page 29-30)

You are entitled to vote at the Ordinary Class Meeting if you owned Ordinary Shares at the close of business on June 23, 2014, the Record Date for the Special Meetings. You are entitled to vote at the Preferred Class Meeting if you owned Preferred A Shares at the close of business on June 23, 2014, the Record Date for the

Special Meetings. You are entitled to vote at the General Meeting if you owned Company Shares at the close of business on June 23, 2014, the Record Date for the Special Meetings. As of the Record Date, there were 4,179,927 Preferred A Shares and 326,797 Ordinary Shares outstanding and entitled to vote.

Voting Rights and Vote Required (Page 30)

You will have one vote for each Company Share that you owned on the record date.

Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote of holders at least seventy-five percent (75%) of: (i) the Ordinary Shares present, or deemed by the ICL to be present, in person or by proxy, at the Ordinary Class Meeting and voting on the matter (votes abstaining shall not be taken into account); (ii) the Preferred A Shares present, or deemed by the ICL to be present, in person or by proxy, at the Preferred Class Meeting and voting on the matter (votes abstaining shall not be taken into account); and (iii) the Company Shares present, or deemed by the ICL to be present, in person or by proxy, at the General Meeting and voting on the matter (votes abstaining shall not be taken into account)

Pursuant to Section 320(c) of the ICL, in the event that shares of a merging company are held by the other merging company or by a person holding 25% or more of any kind of means of control in the other merging company, the merger will not be approved if a majority of the shareholders present and voting at the general meeting (not counting abstainers), which are not the other merging company or the person so holding or anyone acting on behalf of either of them, including relatives or corporations under their control, are opposed to the merger; provided, however, that a person will not be deemed to hold shares of the other merging company, simply because he/she holds shares of the merging company. Under the Merger Agreement, Parent has represented that no such cross-holding exists.

The enclosed form of proxy card includes a certification that you are not a shareholder listed in Section 320(c) of the ICL. If you think that this statement is incorrect, please contact the Company’s Chairman of the Board of Directors, at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel. If you hold your shares in “street name,” you may also contact the representative managing your account, who could contact the Company’s Chairman of the Board of Directors on your behalf.

Voting of Proxies (Page 32)

Any shareholder of record entitled to vote at the Special Meetings may vote in person by attending the Special Meetings or by submitting the enclosed proxy card. If your shares are held in “street name” by your bank, broker, or other nominee you should instruct your bank, broker, or other nominee on how to vote your Company Shares using the instructions provided by your bank, broker, or other nominee. If you do not provide your bank, broker, or other nominee with instructions, your shares will not be voted. You may revoke your proxy by (a) delivering a notice of revocation to us at our head offices located at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel, Attention: Chairman of the Board of Directors, (b) submitting a later-dated proxy or (c) attending the Special Meetings and voting in person. Attendance without voting at the Special Meetings will not in and of itself constitute revocation of a proxy.

Company Shares represented by properly executed proxies received by us prior to the Special Meetings will, unless such proxies have been subsequently revoked or superseded, be voted at the Special Meetings in accordance with the directions on the proxies. If you have instructed your bank, broker, or other nominee to vote your Company Shares, you must follow the instructions of your bank, broker, or other nominee to change or revoke your instructions.

Our Reasons for Approving the Merger Proposal (Page 34)

Following recommendation of our Strategy Committee, our Compensation Committee, our Audit Committee and our Board of Directors have determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders, and has approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Our Board of Directors unanimously recommends that our shareholders vote “FOR” the approval of the Merger Proposal.

For a discussion of the material factors considered by our Board of Directors in reaching its conclusions, see “The Merger—Our Reasons for Approving the Merger Proposal” beginning on page 34.

Opinion of Financial Advisor

On June 1, 2014, in connection with the Merger, the Company’s financial advisor, America’s Growth Capital, LLC d/b/a AGC Partners (which we refer to as “AGC Partners”), rendered its oral opinion (which was subsequently confirmed in writing) to the board of directors of the Company that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its written opinion, the consideration to be offered in the Merger was fair, from a financial point of view, to the Company.

The full text of AGC Partners’ written opinion, dated as of June 9, 2014, which describes the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by AGC Partners in connection with its opinion, is included as Appendix C to this Proxy Statement and is incorporated herein by reference. The summary of AGC Partners’ written opinion set forth in this Proxy Statement under the caption titled “The Merger—Opinion of Our Financial Advisor” beginning on page 37 is qualified in its entirety by reference to the full text of the opinion. AGC Partners’ opinion was provided to the Board in connection with its evaluation of the consideration provided for in the Merger from a financial point of view. AGC Partners’ opinion does not address any other aspects or implications of the Merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter.

No Appraisal Rights (Page 37)

Under Israeli law, holders of Company Shares are not entitled to appraisal rights in connection with the Merger. However, under the ICL, objections to the Merger may be filed by our creditors with the Israeli district court. See “The Merger—No Appraisal Rights; Objections by Creditors” on page 37.

Material Tax Consequences of the Merger (Page 39)

Certain United States Federal Income Tax Consequences

The Merger will be a taxable transaction for United States federal income tax purposes. In general, a United States Holder (as defined below in this Proxy Statement under “The Merger—Material Tax Consequences of the Merger—Certain United States Federal Income Tax Consequences”) who receives cash for Company Shares pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Company Shares exchanged therefor. Payments made to a non-United States Holder (as defined below in this Proxy Statement under “The Merger— Material Tax Consequences of the Merger—Certain United States Federal Income Tax Consequences”) with respect to Company Shares exchanged for cash pursuant to the Merger generally will be exempt from United States federal income tax.

Tax matters are very complicated and the tax consequences of the Merger to each holder of Company Shares may depend on such holder’s particular facts and circumstances. Holders of Company Shares are urged to consult their tax advisors to understand fully the tax consequences to them of the Merger. See the section of this document titled “The Merger—Material Tax Consequences of the Merger—Certain United States Federal Income Tax Consequences” for a summary discussion of certain United States federal income tax consequences of the Merger to United States Holders and non-United States Holders.

Israeli Tax Consequences

The receipt of cash in exchange for your Company Shares pursuant to the Merger Agreement will be a taxable transaction for Israeli tax purposes, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and your country of residence provides otherwise. If you are a non-Israeli resident, you may be eligible for an exemption from such Israeli tax. You are subject to the Israeli withholding tax (currently 25% for an individual and 26.5% for a corporation for the 2014 tax year) even if you are not subject to Israeli tax, unless an exemption or relief is provided from such withholding tax based on a valid withholding tax certificate issued by the Israeli Tax Authority evidencing such exemption or relief. We are in the process of submitting an application to the Israeli Tax Authority for the Withholding Ruling and requested that non-Israeli shareholders which purchased their shares after September 19, 2000 (the date on which we listed our shares on NASDAQ) will be exempt from withholding to the extent that each such shareholder will provide the paying agent with the Tax Declaration Form that indicates that such shareholder is not an Israeli resident and satisfies other conditions, but there can be no assurance that such ruling will be obtained, and if obtained, on what terms. You should consult your tax advisor about the particular tax consequences of the Merger to you. See the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger—Certain Israeli Income Tax Consequences” on page 42.

Regulatory Matters (Page 44)

Parent and its affiliates and subsidiaries conduct business in a number of countries in which the Company transacts business or its products are sold. However, based on our review of the information currently available about the businesses in which the Company and its subsidiaries are engaged, no pre-merger notification filings are required to be made under any antitrust and competition laws. For additional details, see “The Merger—Regulatory Matters” beginning on page 44.

Under the ICL, the Merger cannot become effective until the later of the 50th day following the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar and the 30th day following the date of receipt of the Company Shareholder Approval (the sole shareholder of Merger Sub has approved the Merger Agreement).

Neither Parent nor the Company is aware of any material regulatory approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger.

Interests of Our Directors and Executive Officers in the Merger Proposal (Page 45)

In considering the recommendation of our Board of Directors with respect to the Merger Proposal, you should be aware that our directors and executive officers have interests in the Merger Proposal that may be in addition to the interests of our shareholders in general, including, among other things:

•	Our directors will be entitled (in accordance with the terms of their existing) for the accelerated vesting of (if unvested) of all Company RSUs.

•	Certain executive officers of the Company are parties to existing employment agreements with the Company that provide for a bonus in connection with the Merger or for severance benefits in the event of certain qualifying terminations of employment following a change of control, including the Merger. All such payments, to the extent payable, will be paid by the Company following the closing (which means that the Company Shareholders will not bear the economic results of such payments).

•	Certain insurance for the benefit of directors and executive officers of the Company, as provided for in the Merger Agreement.

For additional details, see “The Merger—Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 45.

Our Strategy Committee was aware of these additional interests in determining to recommend the Merger Agreement and the transactions contemplated thereby, including the Merger, to our Compensation Committee, Audit Committee and Board of Directors. Our Compensation Committee, Audit Committee and Board of Directors were aware of these additional interests in determining to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend to the Company’s shareholders that they vote in favor of the Merger Proposal.

Voting Agreements (Page 60)

Concurrently with the execution of the Merger Agreement, Parent entered into Voting Agreements with certain shareholders of the Company which owned 1,690,190 Ordinary Shares (representing approximately 40.4% of the Company’s outstanding Ordinary Shares ) as of June 10, 2014, and with certain holders of the Company which owned 326,797 Preferred A Shares (representing 100% of the Company’s outstanding Preferred A Shares ) as of June 10, 2014. Under the Voting Agreement, the shareholders have agreed and have granted a proxy to Parent, subject to the terms and conditions of the Voting Agreement, to vote all of the Company Shares owned by such shareholder in favor of the approval of the Merger Agreement, the Merger and all of the other transactions contemplated by the Merger Agreement.

For the impact of the Voting Agreements on determining whether the Company Shareholder Approval is obtained, see “The Special General Meeting—Voting Rights and Vote Required” beginning on page 30.

Conditions to the Completion of the Merger (Page 57)

Each party’s obligation to complete the Merger is conditioned upon the satisfaction or waiver (to the extent permissible), on or prior to the closing date, of all of the following conditions:

•	the Company Shareholder Approval has been obtained;

•	no governmental entity has enacted, issued or promulgated any law or any injunction or order which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger; and

•	as required by the Israeli ICL, (i) at least 50 days have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel and (ii) at least 30 days have elapsed after the Company Shareholder Approval and the approval of the Merger by the shareholder of Merger Sub have been obtained (the sole shareholder of Merger Sub has approved the Merger Agreement).

The respective obligations of Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the accuracy of the representations and warranties of the Company (subject in certain cases to certain materiality, material adverse effect and other qualifications);

•	the Company’s performance and compliance with its obligations and covenants under the Merger Agreement in all material respects;

•	the delivery of an officer’s certificate by the Company certifying that the above conditions have been satisfied;

•	the delivery of payoff letters with respect to all outstanding indebtedness of the Company; and

•	no Company Material Adverse Effect has occurred since the execution of the Merger Agreement.

The Company’s obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

•	the accuracy of the representations and warranties of Parent and Merger Sub (subject in certain cases to certain materiality and other qualifications);

•	Parent’s and Merger Sub’s performance and compliance with their obligations and covenants under the Merger Agreement in all material respects; and

•	the delivery of an officer’s certificate by Parent certifying that the above conditions have been satisfied.

No Solicitation of Acquisition Proposals (Page 53)

The Company has agreed to cease and cause its subsidiaries and their respective representatives to immediately cease any and all existing discussions, communications or negotiations with any persons with respect to any acquisition proposal (as defined below). In addition, the Company has agreed that neither it nor its subsidiaries will authorize or permit any of their respective representatives to:

•	solicit or initiate the making, submission or announcement of, or knowingly encourage, facilitate or assist the making of, any offer or proposal which constitutes or is reasonably likely to lead to an acquisition proposal;

•	furnish to any person any non-public information relating to our Company, or afford to any person access to non-public information or personnel of our Company, in each case with the intent to induce the making, submission or announcement of, or the intent to knowingly encourage, facilitate or assist, an acquisition proposal or any communication that would reasonably be expected to lead to an acquisition proposal;

•	participate or engage in discussions or negotiations with any person with respect to an acquisition proposal;

•	approve, endorse or recommend an acquisition proposal; or

•	enter into any contract contemplating or otherwise relating to an acquisition transaction (as defined below).

The term “acquisition proposal” or “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an acquisition transaction. The term “acquisition transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition from the Company by any Person or “group” (as defined in or under Section 13(d) of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto (referred to as the “Exchange Act”)), directly or indirectly, of more than fifteen percent (15%) of the Company Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than fifteen percent (15%) of the Company Shares outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, business combination, scheme of arrangement or similar transaction involving the Company and/or any of its subsidiaries (except for any such transaction between or among two or more of the Company’s subsidiaries); (iii) a sale, lease, exchange, license, transfer, acquisition or disposition of more than fifteen percent (15%) of the total consolidated assets of the Company and its subsidiaries (including for this purpose the outstanding equity securities of the Company’s subsidiaries); (iv) a recapitalization, restructuring, liquidation, dissolution or other winding up of the Company; or (v) any issuance by the Company individually or in the aggregate of over fifteen percent (15%) of its equity securities, except pursuant to the exercise of options or settlement of Company RSUs that were outstanding as of the date of the Merger Agreement.

Notwithstanding the restrictions above, our Board is permitted to engage in discussions of, or provide non-public information with respect to, any bona fide, unsolicited written acquisition proposal received without any material violation of the “no solicitation” restrictions described above if our Board has determined, after consultation with its financial advisor and outside legal counsel, that (i) the acquisition proposal constitutes or would reasonably be expected to lead to a superior proposal (as defined below) and (ii) failure to take the actions would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law; provided, that before providing any non-public information to the person making the acquisition proposal, the recipient must enter into a confidentiality agreement that is no less favorable to the Company than the confidentiality agreement between the Company and Parent.

Change of Recommendation; Fiduciary Termination (Page 54)

The Merger Agreement prohibits our Board from (i) withholding, withdrawing, amending or modifying in a manner adverse to Parent in any material respect, or publicly proposing to withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, our Board’s recommendation of the Merger Agreement and the transactions contemplated by the Merger Agreement, or (ii) approving or recommending or proposing to approve or recommend, any acquisition proposal.

Notwithstanding the restrictions described above, if, prior to obtaining the Company Shareholder Approval, the Company receives a bona fide, written acquisition proposal from a third party that did not result from the third party’s breach of any standstill obligations or the Company’s breach of its no solicitation obligations, and our Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that (i) the acquisition proposal constitutes a superior proposal (ii) our Board of Directors (or any committee thereof) shall have determined in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with the fiduciary duties of directors under Israeli Law, (iii) within twenty four (24) hours following such determination, the Company gives Parent written notice of the identity of such Person and the material terms of such Acquisition Proposal including any modifications thereto (unless such Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof including any modifications thereto) and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person, and shall in no event begin providing such information to such Person prior to providing such notice to the Parent, and (iv) as soon as reasonably practicable after furnishing any non-public information about the Company and its Subsidiaries to such Person (and in any event within twenty-four (24) hours thereafter), the Company furnishes such non-public information to Parent to the extent such information has not been previously furnished by the Company to Parent.

The term “superior proposal” or “Superior Proposal” means any unsolicited bona fide written Acquisition Proposal (except that the for purposes of the definition of “Superior Proposal”, the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to fifty percent (50%)) that our Board of Directors (or any committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), after taking into account all relevant legal, financial, regulatory and other aspects and the terms of such Acquisition Proposal (including the form of consideration), (A) would be more favorable, from a financial point of view, to the Company Shareholders (in their capacity as such) than the Merger (after giving effect to any adjustments to the terms of this Agreement proposed by Parent in response to such third party offer), (B) is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal, (C) to the extent financing is required, such financing is then fully committed and unconditional, other than being subject to the closing, and (D) provide for consideration consisting exclusively of cash and/or publicly traded and freely marketable (other than limitations under applicable securities laws with respect to sale of securities by Affiliates) securities, listed for trading on a reputable stock exchange (with any national stock exchange in the United States or Israel deemed as such).

In addition, at any time prior to obtaining the Company Shareholder Approval, if (i) an intervening event (as defined below) will have occurred and our Board (after consultation with its outside legal counsel and financial advisors) that the failure to effect a change in its recommendation to the shareholders to approve the Merger (referred to as Company Board Recommendation Change) would be inconsistent with the fiduciary duties of the directors of the Company under applicable Law; (ii) the Company has delivered a notice regarding such Company Board Recommendation Change to Parent in respect of such Intervening Event, describing in reasonable detail the reasons for such Company Board Recommendation Change; (iii) if requested by Parent, the Company shall have made its representatives available to discuss with Parent’s representatives any proposed modifications to the terms and conditions of this Agreement during the five (5) business day-period immediately following the delivery by the Company to Parent of such Recommendation Change Notice; and (iv) if Parent shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such five (5) business day-period, the Board of Directors(or any committee thereof) shall have determined in good faith (after consultation with its outside U.S. legal counsel and financial advisors) after considering the terms of such offer by Parent, that the failure to effect a Company Board Recommendation Change would still be inconsistent with the fiduciary duties of the directors of a the Company under Israeli law. In the event of any material changes to the facts and circumstances of such Intervening Event, the Company shall be required to deliver a new Recommendation Change Notice to the Parent and to comply with the requirements set forth above with respect to such new Recommendation Change Notice, and the five (5) business day-period referred to in clause (iii) shall be deemed to have re-commenced on the date of such new notice.

Termination Provisions (Page 58)

The Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written consent of Parent and the Company.

The Merger Agreement may also be terminated prior to the effective time of the Merger by either Parent or the Company if:

•	the Merger is not consummated by October 3, 2014 (which we refer to as the “Outside Date”) (this right to terminate is not available to a party whose breach of the Merger Agreement has been a principal cause of, or primarily resulted in, the failure to close the Merger by the Outside Date or is in material breach of the Merger Agreement);

•	a governmental entity has issued a final and nonappealable order or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (this right to terminate is not available to a party if the issuance of the order was primarily due to this party’s failure to perform its obligations under the Merger Agreement); or

•	the Company Shareholder Approval is not obtained after the final adjournment of the shareholders’ meeting at which a vote is taken on the Merger.

The Merger Agreement may also be terminated by Parent under any of the following circumstances:

•	Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect; or

•	the Company has breached any of its representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the Company has failed to cure or cannot cure the breach within 20 business days following notice of the breach (provided that Parent has not breached the Merger Agreement in any material respect).

The Merger Agreement may also be terminated by the Company under any of the following circumstances:

•	at any time prior the receipt of the Company Shareholder Approval in order to enter into an agreement with respect to a superior proposal, provided that the Company pays the Termination Fee and Expense Reimbursement (each as defined below) to Parent concurrently with the termination of the Merger Agreement; or

•	Parent or Merger Sub has breached any of their representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the breaching party has failed to cure or cannot cure the breach within 20 business days following notice of the breach (provided that the Company has not breached the Merger Agreement in any material respect).

Termination Fee and Expense Reimbursement (Page 59)

The Company is required to pay Parent a US$700,000 fee (which we refer to as the “Termination Fee”) under the following circumstances:

•	The Company terminates the Merger Agreement in order to enter into an agreement with respect to a superior proposal; and

•	after the date of the Merger Agreement and at or prior to the termination thereof, there shall have been an Acquisition Proposal publicly announced and shall not have been withdrawn or otherwise abandoned; and

•	within twelve (12) months following such termination of the Merger Agreement the Company enters into a definitive agreement to effect such Acquisition Proposal or another Acquisition Transaction

Additionally, in the event that the second and third conditions above have not been satisfied, the Company shall be required to pay US$700,000 reimbursement for all reasonable and documented expenses of Parent and its subsidiaries, including reasonable and documented fees and expenses of financial advisers, outside legal counsel, accountants, experts and consultants, incurred by Parent and its subsidiaries or on their respective behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated thereby in connection with the termination of the Merger Agreement (which we refer to as the “Expense Reimbursement”).

Unless Parent has waived its right to receive the Termination Fee, (i) Parent’s right to receive the Termination Fee is its sole and exclusive remedy against the Company under the Merger Agreement under circumstances when the Termination Fee is payable and (ii) upon payment of the Termination Fee, the Company will have no further liabilities to Parent relating to the Merger Agreement.

Specific Performance (Page 60)

The parties to the Merger Agreement have agreed that they will be entitled, in addition to any other remedy at law or in equity, to an injunction or injunctions to prevent or restrain breaches or threatened breaches by the other party, and to specifically enforce the terms and provisions of the Merger Agreement.

Market Price Information (Page 62)

On June 23, 2014, the last full trading days on the OTCQB, the closing price per Ordinary Share on OTCQB was US$3.11. On June 10, 2014, the most recent practicable date, the closing price per Ordinary Share on OTCQB was US$2.65. For further information regarding our historical share prices, please see the section of this Proxy Statement entitled “Market Price Information” beginning on page 62.

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption titled “Cautionary Statement Regarding Forward-Looking Statements” on page 25, you should carefully consider the following risk factors in determining how to vote at the Special Meetings. The following is not intended to be an exhaustive list of the risks related to the merger and you should read and consider the risk factors described under Part 1, Item 3, “Key Information—Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the SEC, and is incorporated by reference into this Proxy Statement.

Failure to complete the Merger could negatively impact our share price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 57, including that no Company Material Adverse Effect has occurred since signing;

No assurance can be given that each of the conditions will be satisfied. If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed. In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement—Termination Provisions” beginning on page 58. If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Merger, we will be subject to a number of risks, including the following:

•	we may be required to pay Parent a Termination Fee if the Merger is terminated under various circumstances described in the section entitled “The Merger Agreement—Remedies—Termination Fee” beginning on page 59;

•	we will be required to pay certain costs relating to the Merger, including substantial legal and accounting fees, whether or not the Merger is completed;

•	the price of Ordinary Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

•	under the Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the Merger that may affect our ability to execute certain of our business strategies; and

•	during the period before completion of the Merger our management’s attention will be diverted from the day-to-day business of the Company, which could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company, and there may be unavoidable disruptions to our employees and our relationships with customers, suppliers and other business partners.

We also could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against us to perform our obligations under the Merger Agreement. If the Merger is not completed, these risks may materialize and may adversely affect the price of Ordinary Shares, business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the Merger Proposal.

Some of the members of management and of our Board may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the section entitled “The Merger—Interests of

Our Directors and Executive Officers in the Merger Proposal”. These interests could cause management or members of our Board to have a conflict of interest in recommending approval of the Merger Proposal.

The fact that there is a Merger pending could harm our business, revenue and results of operations.

While the Merger is pending, it creates uncertainty about our future. As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our products pending completion of the Merger or termination of the Merger Agreement. If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of investors. If as a result there is a Company Material Adverse Effect (as defined in the section entitled “The Merger Agreement” beginning on page 47), Parent may have a right to terminate the Merger Agreement without paying any termination fee.

In addition, while the Merger is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

•	the diversion of management and employee attention and the unavoidable disruption to our relationships with customers and suppliers may detract from our ability to grow revenues and minimize costs;

•	we have and will continue to incur significant expenses related to the Merger prior to its closing; and

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities.

Our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger. This uncertainty may adversely affect our ability to attract and retain key personnel.

Our obligation to pay the Termination Fee and Expense Reimbursement under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations. Under specified circumstances, including in connection with our termination of the Merger Agreement in order to accept a superior proposal, we will be obligated to pay Parent the Termination Fee of US$700,000 and Expense Reimbursement of up to US$700,000. These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the Merger.

If the Merger is not consummated by October 3, 2014, either we or Parent may, under certain circumstances which may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 57. Certain of these conditions are beyond our control, such as the expiration or termination of the applicable waiting period under antitrust laws. In addition, the Merger cannot be consummated until after (i) the completion of a 50-day waiting period commencing on the date of the filing of the merger proposal by both merging companies with the Companies Registrar and (ii) 30 days after the Company Shareholder Approval has been obtained. If the Merger has not been completed by October 3, 2014, either the Company or Parent may terminate the Merger Agreement, except that this termination right is not available to a party whose breach of the Merger Agreement has been a principal cause of, or primarily resulted in, the failure to close the Merger by the Outside Date or is material breach of the Merger Agreement.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected completion of the proposed transaction with Parent and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about the Company’s business and its future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following:

•	we may be unable to obtain the Company Shareholder Approval;

•	we may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the Merger;

•	the Merger may involve unexpected costs, liabilities or delays;

•	our business may suffer as a result of uncertainty surrounding the proposed Merger, diversion of management attention on Merger-related matters, disruption of current plans and operations, the potential difficulties in employee retention, and impact of the Merger on relationships with customers, distributors and suppliers;

•	the outcome of any legal proceedings related to the Merger;

•	our Company may be adversely affected by other economic, business, and/or competitive factors;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the ability to recognize benefits of the proposed Merger; and

•	other risks to consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all.

Factors that may affect the future events, results, performance, circumstances or achievements of the Company also include, but are not limited to, the following: (1) the Company’s ability to develop and bring to market new products, (2) the emergence of other products that may make the Company’s products obsolete, (3) the impact of currency exchange rates, (4) the effect of competition by other companies, (5) the outcome of significant litigation, (6) the Company’s ability to obtain reimbursement for its product from government and commercial payors, (7) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (8) the impact of global economic conditions, (16) the Company’s ability to successfully integrate acquired businesses, and (9) other risks and factors disclosed in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Operating and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, including with respect to the Merger. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE PARTIES TO THE MERGER

Our Company

Our legal name, which also serves as our commercial name, is ViryaNet Ltd. We were incorporated and registered in Israel on March 13, 1988 under the name R.T.S. Relational Technology Systems Ltd. We changed our name to RTS Business Systems Ltd. on September 7, 1997 and to RTS Software Ltd. on February 1, 1998. On April 12, 2000, we changed our name to ViryaNet Ltd. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999, as amended, which we refer to as the “Companies Law”. On September 19, 2000, we completed our initial public offering, or IPO, and our Ordinary Shares began trading on the NASDAQ National Market (now known as the NASDAQ Global Market). On June 4, 2007, we voluntarily requested from the NASDAQ Stock Market that our Ordinary Shares be delisted from the NASDAQ Capital Market on June 11, 2007. We were subsequently advised by NASDAQ that our Ordinary Shares would be delisted from the NASDAQ Capital Market on June 12, 2007, at which time our Ordinary Shares became immediately eligible for quotation and trading on the Pink Sheets. On December 14, 2007, our Ordinary Shares began to be quoted and traded on the OTCBB under the trading symbol VRYAF.OB. On September 11, 2008, due to our delinquency with respect to the filing of our annual report on Form 20-F for the year ended December 31, 2007, our Ordinary Shares ceased to be eligible for quotation on the OTCBB and were removed from quotation on the OTCBB. Following the removal from the OTCBB, our Ordinary Shares became immediately eligible for quotation and trading on the Pink Sheets. On March 4, 2010, our Ordinary Shares became eligible again for quotation and trading on the OTCBB. In April 2010, upon the launch by OTC Markets Group of its new OTCQB marketplace for reporting issuers who are current in their Exchange Act reports, our Ordinary Shares began to be quoted in that marketplace as well. In October 2010, our Ordinary Shares ceased to be quoted on the OTCBB and are currently quoted only on the OTCQB.

We are a provider of software solutions that optimize and allow for the continuous improvement of service processes for mobile workforces. Optimizing both simple and complex field service work, our solutions schedule and dispatch resources, enable mobile field communication, and provide visibility and operational guidance. Using an integrated approach, we help our customers attain the maximum benefits from our mobile workforce management solution. This integrated approach consists of a Performance Management practice and an innovative product, ensuring our customers can implement change, enable differentiation, and provide for continuous improvement. By applying Performance Management methodologies and visualizing data in balanced views, the Company helps customers tune their business processes and planning policies to suit existing and evolving business goals. We have approximately 60 customers worldwide, whom we service from our support offices in the United States and Israel. We target companies in the utility, telecommunications, retail, healthcare and general service industries that have distributed mobile workforces, strong commitments to customer satisfaction, extensive service agreements, and a need to improve their service operations. We believe that these industries provide substantial growth opportunities for our products and services.

Our historical growth has occurred organically as well as through acquisitions. In February 2002, we acquired Alpharetta, Georgia-based iMedeon, Inc. In July 2004, we acquired another mobile workforce management company, Tampa, Florida-based Utility Partners, and in June 2005, we acquired substantially all of the assets of e-Wise Solutions of Australia, a provider of front-office automation solutions to the utilities sector, which we later sold as part of our sale of ViryaNet PTY Ltd. in December 2011. These acquisitions have provided us with domain expertise, an installed base of customers in the utilities market, our primary market focus, and significant partnerships, and have furthermore enabled us to incorporate additional features, functions and technology into our advanced product platform.

Our company’s principal offices are located at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel.

This Proxy Statement incorporates important business and financial information about ViryaNet from other documents that are not included in or delivered with this information statement. For a list of the documents incorporated by reference in this information statement, see “Where You Can Find More Information” for more information.

Parent

Verisae, Inc. was incorporated under the laws of the State of Minnesota on February 28, 2000. Parent provides a software-as-a-service platform for large organizations to centrally manage the lifecycle costs, energy consumption and environmental compliance of their global assets and facilities.

Merger Sub

Viking Acquisition Ltd. was incorporated under the laws of the State of Israel on May 29, 2014. Merger Sub was formed for the sole purpose of merging with and into the Company pursuant to the terms of the Merger Agreement.

THE SPECIAL GENERAL MEETINGS

Time and Place of the Special Meetings

This Proxy Statement is being furnished to holders of Company Shares (defined below) in connection with the solicitation of proxies by and on behalf of our Board of Directors for use at the following Special Meetings: (1) the Ordinary Class Meeting on July 24, 2014, at 4:00 p.m., local time, and any adjournment or postponement thereof; (2) the Preferred Class Meeting on July 24, 2014, at 5:00 p.m., local time, and any adjournment or postponement thereof, and (3) the General Meeting on July 24, 2014, at 6:00 p.m., local time, and any adjournment or postponement thereof, to be held at our head offices located at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about July 3, 2014 to all holders of Ordinary Shares entitled to notice of, and to vote at, the Special Meetings.

Purposes of the Special Meetings; Proposed Resolutions

Merger Proposal. At the Special Meetings, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. To approve the Merger Proposal, it is proposed that at the Special Meetings, the following resolution be adopted:

“RESOLVED, to approve (i) the Agreement and Plan of Merger, dated as of June 10, 2014 (the “Merger Agreement”) by and among the Company, Verisae, Inc. (“Parent”), a Minnesota corporation, and Viking Acquisition Ltd. (“Merger Sub”), an Israeli company and a wholly-owned subsidiary of Parent; (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent; and (iii) all other transactions contemplated by the Merger Agreement, including, without limitation, with respect to insurance for the benefit of directors and executive officers of the Company.

Our shareholders must approve the Merger Proposal in order for the Merger to occur. If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur. For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 33 and 47, respectively.

Recommendation of the Board of Directors of the Company

OUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU AND THE OTHER SHAREHOLDERS OF THE COMPANY VOTE “FOR” THE MERGER PROPOSAL. See “The Merger—Our Reasons for Approving the Merger Proposal” beginning on page 34.

Record Date; Shareholders Entitled to Vote

In accordance with the ICL and our Articles of Association, our Board of Directors has fixed June 23, 2014 as the Record Date for determining the shareholders entitled to notice of, and to vote at, the Special Meetings. Accordingly, you are entitled to notice of, and to vote at, the Special Meetings only if you were a record holder of either Ordinary Shares or Preferred A Shares (collectively, the “Company Shares”), as the case may be with respect to the applicable meeting, at the close of business on that date, irrespective of the amount of Company Shares in your possession on such date.

As of the Record Date, there were 4,179,927 Ordinary Shares and 326,797 Preferred A Shares outstanding and entitled to vote. Your shares may be voted at the Special Meetings only if you are present or your shares are represented by a valid proxy.

If, as of the Record Date, you held Company Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, you are considered to be beneficial owners of shares held in “street name”. This Proxy Statement and other proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their Company Shares should be voted and are also invited to attend the meeting, but may not actually vote their shares in person at the meeting. The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the Company Shares.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

A quorum must be present in order for any of the Meetings to be held. Other than in an adjourned meeting, the quorum required for (i) the Ordinary Class Meeting—at least two shareholders present, or deemed by the ICL to be present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued and outstanding Ordinary Shares; (ii) the Preferred Class Meeting—at least two shareholders present, or deemed by the ICL to be present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued and outstanding Preferred A Shares; and (iii) the General Meeting—at least two shareholders present, or deemed by the ICL to be present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued and outstanding share capital.

Broker non-votes and abstentions will be counted as present at the applicable Meeting for the purpose of determining whether a quorum is present. A broker non-vote occurs when a bank, broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

If a quorum is not present at the scheduled time and date of an applicable Meeting, that Meeting shall be either (i) adjourned to July 31, 2014 at the same scheduled place and time; or (ii) adjourned to any other day, hour and/or place as the Board of Directors of the Company shall notify the shareholders. This notice shall serve as notice of such adjourned Meeting if no quorum is present at the original date and time thereof, and no further notice of the applicable adjourned Meeting will be required to be given to shareholders. If a quorum is not present at an applicable adjourned Meeting within half an hour from the appointed start time of that Meeting, any two shareholders present or by proxy or any other valid instrument shall constitute a quorum, and shall be entitled to deliberate and to resolve the matters for which the applicable Meeting was convened.

Voting Rights and Vote Required

Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Ordinary Class Meeting. Each Preferred A Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Preferred Class Meeting. Each Company Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the General Meeting.

Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote of holders at least seventy-five percent (75%) of: (i) the Ordinary Shares present, or deemed by the ICL to be present, in person or by proxy, at the Ordinary Class Meeting and voting on the matter (votes abstaining shall not be taken into account); (ii) the Preferred A Shares present, or deemed by the ICL to be present, in person or by proxy, at the Preferred Class Meeting and voting on the matter (votes abstaining shall not be taken into account); and (iii) the Company Shares present, or deemed by the ICL to be present, in person or by proxy, at the General Meeting and voting on the matter (votes abstaining shall not be taken into account).

The enclosed form of proxy card includes a certification that you are not a shareholder listed in Section 320(c) of the ICL. If you think that this statement is incorrect, please contact the Company’s Chairman of the Board of Directors, at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel. If you hold your shares in “street name,” you may also contact the representative managing your account, who could contact the Company’s Chairman of the Board of Directors on your behalf.

Pursuant to Section 320(c) of the ICL, in the event that shares of a merging company are held by the other merging company or by a person holding 25% or more of any kind of means of control in the other merging company, the merger will not be approved if a majority of the shareholders present and voting at the general meeting (not counting abstainers), which are not the other merging company or the person so holding or anyone acting on behalf of either of them, including relatives or corporations under their control, are opposed to the merger; provided, however, that a person will not be deemed to hold shares of the other merging company, simply because he/she holds shares of the merging company. Under the Merger Agreement, Parent has represented that no such cross-holding exists.

Only Company Shares that are voted on the Merger Proposal at the applicable meeting will be counted towards determining whether the Merger Proposal is approved by shareholders. Company Shares present at any such meetings that are not voted on a particular proposal or shares present by proxy where the shareholder properly withheld authority to vote on such proposal (including broker non-votes) will not be counted in determining whether the Merger Proposal is approved by shareholders, but will be counted for purposes of determining whether a quorum exists in such meeting.

A proxy card of a record shareholder that is signed and returned that does not indicate a vote “FOR” or “AGAINST” the Merger Proposal, the shares subject to such proxy card will not be voted at the Special Meetings but will be counted for purposes of determining whether a quorum exists.

A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal to be voted on at the Special Meetings, without instructions from the customer. Company Shares held by a bank, broker or nominee that are not voted at the Special Meetings because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Adjournment and Postponement

If within half an hour from the time appointed for the holding of the Special Meetings a quorum is not present, the Special Meetings will stand adjourned until one week thereafter at the same time and place. If within half an hour from the time appointed for holding of the adjourned meeting the aforesaid percentage of Ordinary

Shares, Preferred A Shares and/or Company Shares, as applicable, required for a quorum is not present, two or more shareholders (regardless of the percentage of our Ordinary Shares, Preferred A Shares, and/or Company Shares, as applicable, held by them) who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Procedures; Revoking Proxies or Voting Instructions

Shareholders of Record

If you are a shareholder of record, meaning that your Company Shares and your share certificate(s) were registered in your name with us and our transfer agent as of the Record Date, you may vote (a) in person by attending the Special Meetings or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

If you sign, date and return your proxy card without indicating how you want to vote, your Company Shares will not be voted at the Special Meetings but will be counted for purposes of determining whether a quorum exists.

Shares Held in “Street Name”

If you hold your Company Shares in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your Company Shares are held in “street name” and you wish to vote such shares by attending the Special Meetings in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Company Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Voting of Proxies

All shares represented at the Special Meetings by valid proxies that we receive in time for the Special Meetings as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Company Shares will not be voted at the Special Meetings.

Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Revocation of Proxies

You may revoke your proxy at any time before the vote is taken at the Special Meetings by (a) delivering to us at our head offices located at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel, Attention: Chairman of the Board of Directors, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same shares or (c) by attending the Special Meetings and voting in person (although attendance at the Special Meetings will not, by itself, revoke a proxy). Company Shares represented by properly executed proxies received by us no later than twenty-four (24) hours prior to the Special Meetings will, unless such proxies have been previously revoked or superseded, be voted at the Special Meetings in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to us at our head offices located at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel, Attention: Chairman of the Board of Directors.

You may also be represented by another person present at the Special Meetings by executing a proxy designating such person to act on your behalf.

THE MERGER

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we urge that you read it carefully and in its entirety.

Background of the Merger

The board of directors and senior management of the Company regularly review the Company’s operations, financial performance and industry conditions as they may affect the Company’s long-term strategic goals and plans, and consider and evaluate options for enhancing shareholder value as an independent company and alternatives for business combination transactions to enhance shareholder value.

In August 2013, the Company formally engaged AGC Partners as its financial advisor to advise on potential strategic and financial development of the Company’s business, including advice with respect to potential mergers, acquisitions, joint ventures or a sale of the Company. The Board decided to engage AGC Partners because of AGC Partners’ qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Merger. As part of its engagement, representatives of AGC Partners informally reached out to a number of parties to assess their interest. Prior to March 25, 2014, the only specific offer that was extended to the Company, on a non-binding basis, offered total consideration of US$8,000,000 and was subsequently revised to US$14,000,000 respectively. The Company did not receive any other specific offers prior to March 25, 2014.

On March 25, 2014, the Company received a draft Letter of Intent from Marlin Equity Partners, a parent of Parent (“Marlin”), pursuant to which Marlin agreed to pay a total amount of US$ 18 million in return for the purchase of the Company’s entire share capital. On April 3, 2014, following negotiations between the Company’s management and outside legal counsel, Meitar Liquornik Geva Leshem Tal, Law Offices (which we refer to as “Meitar”) and review by the Board of Directors and Strategy Committee, the Company executed such Letter of Intent, which then indicated Marlin’s willingness to pay US$20 million in return for the Company’s entire share capital subject to due diligence and Marlin commenced its due diligence review of the Company.

On April 28, 2014, Meitar sent a draft merger agreement to Parent and its representatives.

On May 6, 2014, Kirkland & Ellis LLP (which we refer to as “K&E”) outside legal counsel to Parent, sent a revised draft to Meitar. During the five weeks thereafter, the parties and their respective legal counsel, engaged in a series of negotiations of the merger agreement, and exchanged multiple drafts during the process. Representatives of Meitar met with the Company’s executive management in the Company’s offices in Westborough to assist in the review of the draft merger agreement, in intensive negotiation sessions and in the effective drafting of the transaction documents. Parent and its representatives also continued their due diligence review of the Company during this period. As part of the negotiations of the merger agreement, Parent indicated to AGC Partners that they would be unwilling to enter into the transaction unless the Company agreed to total consideration of US$18 million. Management of the Company and Meitar continued to negotiate the total consideration and ultimately agreed with Marlin on total Merger Consideration in cash equal to US$18,825,000, subject to price adjustments, which will yield (A) consideration for each Preferred A Share of US $7.65 in cash without interest and subject to applicable withholding taxes (the total amount so paid to holders of Preferred A Shares is referred to as the “Preferred Shares Liquidation Preference”), and (B) consideration for each Ordinary Share and each Company RSU in an amount equal to (i) US$18,825,000 plus (a) cash available to the Company at the closing, minus (b) indebtedness and transaction expenses (including legal, bankers’ and accounting fees and D&O insurance) outstanding at the closing minus (c) the Preferred Shares Liquidation Preference, divided by (ii) the number of Ordinary Shares and Company RSUs vested and outstanding as of the closing (the “Price Per Ordinary Share”). The Company currently estimates that the Price Per Ordinary Share will be between US$3.15 and US$ 3.40 in cash, without interest and subject to applicable withholding taxes. Parent also indicated to that it would like to seek Voting Agreements from the holders of at least 40% of the Ordinary Shares and all of the holders of Preferred A Shares, pursuant to which these shareholders would agree to vote their shares in favor of the Merger. K&E and Meitar then engaged in a series of negotiations of the Voting Agreements, and exchanged several drafts.

Throughout the process, the Strategy Committee continued to hold discussions on a regular basis. In the evening of Sunday, June 1, 2014, the Board held another Special Meeting at the offices of Meitar (with some members of the Board participating by telephone), with members of senior management and representatives of AGC Partners and Meitar present. The purpose of the meeting was to further consider and, if so resolved, formally approve the contemplated transaction, the execution of the Merger Agreement and certain related matters. Following updates by the advisors on the status of the Merger Agreement, Voting Agreements and certain related matters, representatives of AGC Partners rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated June 9, 2014, to the effect that, as of the date of such opinion and based upon and subject to the qualifications, limitations and assumptions set forth therein, from a financial point of view, the consideration to be offered in the Merger was fair from a financial point of view to the Company. Following additional negotiations, solicitation of Voting Agreements and AGC Partners’ delivery of its opinion, each of the Compensation Committee and the Audit Committee re-affirmed and delivered its recommendation of the Merger Proposal. Following further discussions, the Board determined that the terms of the Merger and the other transactions contemplated by the Merger Agreement were advisable, fair to and in the best interests of the Company and its shareholders, approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously recommended that the Company’s shareholders vote “FOR” the Merger Proposal and authorized ViryaNet’s management to execute the Merger Agreement. On June 10, 2014, each of the Board of Directors, the Audit Committee and the Compensation Committee unanimously approved the execution by the Company of the Merger Agreement in its final form, and, accordingly, determined that the terms of the Merger and the other transactions contemplated by the Merger Agreement were advisable, fair to and in the best interests of the Company and its shareholders, approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously recommended that the Company’s shareholders vote “FOR” the Merger Proposal and authorized ViryaNet’s management to execute the Merger Agreement See “—Our Reasons for Approving the Merger Proposal” beginning on page 34 for more information on the factors considered by the ViryaNet board of directors.

Our Reasons for Approving the Merger Proposal; Recommendation and Determination of Certain Committees and Our Board

Our Audit Committee evaluated the terms of the Merger Proposal, including the terms and conditions of the Merger Agreement. Our Audit Committee unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, determined that the Merger is fair to and in the best interests of our Company and our shareholders, and approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger—Interests of our Officers and Directors in the Merger Proposal.”

Our Compensation Committee evaluated the terms of the Merger Proposal, including the terms and conditions of the Merger Agreement. Our Compensation Committee approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including, without limitation, with respect to the compensation matters described under “The Merger—Interests of our Officers and Directors in the Merger Proposal.”

Our Board of Directors, following the recommendation of our Compensation Committee and our Audit Committee, and after consultation with our Strategy Committee, (i) determined that the Merger is fair to and in the best interests of our Company and our shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger

Agreement, including, without limitation, with respect to the matters described under “The Merger—Interests of our Officers and Directors in the Merger” and “The Merger Agreement—Effect on Share Capital,” (iii) determined that no reasonable concern exists that as a result of the Merger we, as the surviving company in the Merger, will be unable to fulfill our obligations to our creditors, (iv) directed management to call a Special Meeting of the shareholders, of the holders of Ordinary Shares, of the holders of Preferred A Shares and of the holders of Ordinary Shares and Preferred A Shares together (we refer to such meetings, collectively, as the Special Meetings), and to take such other actions as are necessary to complete the Merger and (v) resolved to recommend that our shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and directed that such matter be submitted for consideration of our shareholders at the Special Meetings.

In reaching these determinations, our Compensation Committee, our Audit Committee and our Board of Directors considered a number of factors, including the following: (i) the advice of our senior management, (ii) a variety of business, financial, regulatory and market factors, (iii) the recommendation of the transaction by the Strategy Committee and (iv) in the case of our Compensation Committee and the Board of Directors, the unanimous approval of the transaction by these committees.

In the course of reaching their determinations, our Compensation Committee and Audit Committee and our Board of Directors also considered the following factors and potential benefits of the Merger Proposal, each of which the members of our Strategy Committee, Compensation Committee, Audit Committee and Board of Directors believed supported their respective decisions:

•	current and historical market prices for the Company’s Ordinary Shares;

•	the Board’s familiarity with, and information provided by our management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, as well as the risks involved in achieving those prospects and objectives under current industry, regulatory and market conditions, the nature of the markets in which the Company operates and its position in such markets;

•	the financial analysis presented to the Board and the oral opinion of AGC Partners rendered in the Meeting as outlined above;

•	the fact that the Company considered for some time various strategic alternatives, and that the Merger Consideration was more favorable to the Company’s shareholders than the potential value that might result from other alternatives reasonably available to the Company, including, but not limited to, acquisitions and the continued operation of the Company on a stand-alone basis in light of a number of factors, including the risks and uncertainties associated with those alternatives;

•	the fact that the Company had recently conducted a broad process to explore potential strategic options, including a possible sale of the Company, during which representatives of the Company contacted a substantial number of potential interested parties and also received a number of inbound inquiries, none of which produced a higher offer than the Merger Consideration;

•	the fact that the Merger Consideration is all cash, so that the transaction provides the Company’s shareholders certainty of value and liquidity for their shares, especially when viewed against the risks and uncertainties inherent in the Company’s business.

•	the fact that it is a condition to the closing of the merger that the Merger Proposal has been approved by the Company’s shareholders, which allows for an informed vote by the shareholders on the merits of the Merger Proposal;

•	the fact that approval of the Merger Proposal will require the affirmative vote of holders of: (i) at least 75% of the Company’s Ordinary Shares present and voting on the Merger Proposal; (ii) at least 75% of the Company’s Preferred A Shares present and voting on the Merger Proposal; and (iii) at least 75% of the all of Company’s shares present and voting on the Merger Proposal;

•	the financial and other terms and conditions of the Merger Proposal and the fact that they were the product of arm’s-length negotiations between the parties;

•	the identity of Parent, which is a reputable strategic buyer, and the Board’s assessment that Parent would have adequate capital resources to pay the Merger Consideration; and

•	the fact that the Board had engaged financial and legal advisors with significant experience in public company transactions to advise it in connection with the merger, and that those financial and legal advisors were involved throughout the negotiations with Verisae and updated the Strategy Committee directly and regularly, which provided the Strategy Committee with additional perspectives on the negotiations in addition to those of the Company’s management.

Our Compensation Committee and Audit Committee and our Board of Directors also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Merger, including the following:

•	the fact that the Company’s shareholders generally will have no continuing equity participation in the Company (as the Surviving Company) following the merger, and that such shareholders will cease to participate in its future earnings or growth, if any, or to benefit from increases, if any, in the value of its Ordinary Shares, and will not participate in any potential future sale of the Company (as the Surviving Company) to a third party;

•	the risk that there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, and as a result, it is possible that the merger may not be completed even if the Merger Agreement is approved by our shareholders;

•	the risk that, if the merger is not completed:

•	the Company will be required to pay its expenses related to the merger, which are substantial, including expenses incurred in connection with any litigation that may result from the announcement or pendency of the merger, and, under certain circumstances set forth in the Merger Agreement, also significant transaction expenses of Parent;

•	the market’s perception of the Company’s continuing business could potentially result in a loss of customers, suppliers, business partners and employees;

•	the diversion of management and employee attention and employee attrition; and

•	the trading price of the Company’s Ordinary Shares could be adversely affected.

•	the potential negative effect of the pendency of the Merger on the Company’s business, including uncertainty about the effect of the proposed merger on the Company’s employees, customers, suppliers and other parties, which may impair the Company’s ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with the Company;

•	the fact that the Merger Agreement prohibits the Company and its representatives from soliciting alternative acquisition proposals;

•	the restrictions on the conduct of the Company’s business prior to the completion of the Merger, requiring it to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent it from undertaking business opportunities that may arise pending completion of the Merger;

•	the requirement that, under certain circumstances, the Company is required to pay Parent a significant termination fee as set forth in the Merger Agreement, which might have the effect of discouraging other parties potentially interested in acquiring the Company from pursuing an acquisition of the Company; and

the impact that the consummation of the merger might have on the Company’s employees.

We do not intend for the foregoing discussion of the information and factors considered by our Compensation Committee, Audit Committee and Board of Directors to be exhaustive. We do believe, however, that the foregoing discussion summarizes the material factors considered by our Compensation Committee, Audit

Committee and Board of Directors in their consideration of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. After considering these factors, our Compensation Committee, Audit Committee and Board of Directors, respectively, concluded that the positive factors relating to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement outweighed any potential negative factors. In view of the number of factors considered by our Compensation Committee, Audit Committee and Board of Directors, and the complexity of these matters, our Compensation Committee, Audit Committee and Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of our Compensation Committee, Audit Committee and Board of Directors may have assigned different weights to various factors. Our Compensation Committee, Audit Committee and Board of Directors approved and recommended the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement based upon the totality of the information presented to and considered by them.

Our Board of Directors unanimously recommends that you vote “FOR” the Merger Proposal.

No Appraisal Rights; Objections by Creditors

Under Israeli law, holders of Company Shares are not entitled to appraisal rights in connection with the Merger. Under the ICL, objections to the Merger may be filed by our creditors with the Israeli district court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, we will not be able to satisfy our obligations to our creditors following completion of the Merger.

Opinion of Our Financial Advisor

On June 1, 2014, in connection with the Merger, the Company’s financial advisor, AGC Partners, rendered its oral opinion (which was subsequently confirmed on June 9, 2014 in writing) to the board of directors of the Company that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its written opinion, the consideration to be offered in the Merger was fair, from a financial point of view, to the Company.

The full text of AGC Partners’ written opinion, dated as of June 9, 2014, which describes the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by AGC Partners in connection with its opinion, is included as Appendix C to this Proxy Statement and is incorporated herein by reference. The summary of AGC Partners’ written opinion set forth in this Proxy Statement under the caption titled “The Merger—Opinion of Our Financial Advisor” beginning on page 37 is qualified in its entirety by reference to the full text of the opinion. AGC Partners’ opinion was provided to the Board in connection with its evaluation of the consideration provided for in the Merger from a financial point of view. AGC Partners’ opinion does not address any other aspects or implications of the Merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter.

AGC Partners’ opinion, the issuance of which was approved by AGC Partners’ Fairness Opinion Committee, is addressed to the board of directors of the Company and addresses only the fairness, from a financial point of view, to the Company in the Merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. The terms of the proposed transaction were determined through arm’s-length negotiations between the Company and Parent and were approved by the Board. AGC Partners did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the Merger. AGC Partners was not requested to address, and its opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Merger or the likelihood of consummation of the Merger. AGC Partners’ opinion does not address the relative merits of the Merger as compared to any other transaction or business strategy in which the Company might engage. In addition, AGC

Partners expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any holders of any class of securities, creditors or other constituents of the Company or Marlin or any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the consideration to be offered to the Company’s shareholders in the Merger. No limitations were imposed by the Board upon AGC Partners with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, AGC Partners, among other things, reviewed and analyzed:

•	the Merger Agreement and the specific terms of the Merger;

•	publicly available information concerning the Company and certain other publicly traded companies that AGC Partners believed to be relevant to its analysis;

•	financial and operating information with respect to the business, operations and prospects of the Company furnished to AGC Partners by the Company, including financial projections of the Company prepared by management of the Company;

•	a comparison of the historical financial results and present financial condition of the Company with those of other companies that AGC Partners deemed relevant;

•	a comparison of the financial terms of the Merger with the financial terms of certain other transactions that AGC Partners deemed relevant;

•	the results of efforts to solicit indications of interest from third parties with respect to a sale of the Company; and

•	such other information, financial studies, analyses and investigations and such other factors that AGC Partners deemed relevant.

In addition, AGC Partners has had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and has undertaken such other studies, analyses and investigations as AGC Partners deemed appropriate.

In arriving at its opinion, AGC Partners assumed and relied upon the accuracy and completeness of the financial and other information used by AGC Partners without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information) and further relied upon the assurances of the management of the Company that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, AGC Partners assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company . AGC Partners assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, AGC Partners did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any independent evaluations or appraisals of the assets or liabilities of the Company. AGC Partners’ opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the opinion. AGC Partners assumed no responsibility for updating or revising its opinion based on events or circumstances that may occur after the date of the opinion.

AGC Partners assumed the accuracy of the representations and warranties contained in the Merger agreement and all agreements related thereto. AGC Partners also assumed that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. AGC Partners did not express any opinion as to any consequences that might result from the Merger or the Voting Agreements nor does its opinion address any legal, tax, regulatory or accounting matters.

In arriving at its opinion, AGC Partners did not ascribe any specific value or range of values to the Company’s Ordinary Shares but rather made its determination as to fairness, from a financial point of view, to the Company’s shareholders of the consideration to be offered to such shareholders in the Merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, AGC Partners considered the results of all analyses undertaken by it and assessed as a whole. AGC Partners believes that a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the processes underlying its opinion.

Material Tax Consequences of the Merger

Certain United States Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences of the Merger to United States Holders and non-United States Holders (each as defined below). This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a United States Holder or non-United States Holder in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation (e.g., estate or gift tax). This summary deals only with Company Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code (generally, property held for investment) and does not address tax considerations applicable to any holder of Company Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes), an S corporation or other pass-through entity (or an investor in any of the foregoing);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Company Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Company Shares that received the Company Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Company Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate;

•	any holder of Company Shares that entered into a Voting Agreement as part of the transactions described in this Proxy Statement; or

•	any holder of Company Shares that beneficially owns, actually or constructively, or at some time during the 5-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Company Shares.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Company Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their tax advisors regarding the tax consequences to them of the Merger.

Special U.S. federal income tax laws apply to a United States Holder (as defined under “—United States Holders” below) who owns or disposes of shares of a corporation that was (at any time during the U.S. Holder’s holding period) a “passive foreign investment company” or a PFIC. The Company would be a PFIC in any taxable year in which, after applying applicable look-through rules, either (i) at least 75% of our gross income is “passive income,” or (ii) at least 50% of the value of our gross assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions. Cash is treated as generating passive income.

The Company does not believe that it is or ever has been a PFIC. However, in light of the complexity of PFIC rules, we cannot assure you that we have not been or are not a PFIC If the Company were a PFIC for any taxable year, any gain recognized by a United States who sells our Company Shares, including the exchange of Company Shares for cash pursuant to the Merger, absent the making and ongoing maintenance of certain elections, would be treated as ordinary income (rather than as capital gains) and would be subject to tax as if the gain had been realized ratably over the holding period of such Company Shares, and a United States Holder may be subject to potential payment of interest on the taxes payable on such gains. The amount allocated to the current taxable year and any taxable year before the Company became a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the United States Holder also would be liable for an additional tax equal to the interest on such tax liability for such years. You should consult your own tax advisor as to the consequences to you of owning and disposing shares of a PFIC.

This summary is based on the Code, the regulations promulgated under the Code by the United States Department of the Treasury, and rulings and judicial decisions, all as in effect as of the date of this Proxy Statement, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of certain United States federal income tax consequences relevant to a United States Holder or non-United States Holder (each as defined below). We urge each holder to consult its tax advisor with respect to the specific tax consequences of the Merger to it in light of its own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Company Shares that is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Company Shares

The exchange of Company Shares for cash pursuant to the Merger will be a taxable transaction for United States federal income tax purposes and a United States Holder who receives cash for Company Shares pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Company Shares exchanged therefor. Gain or loss will be determined separately for each block of Company Shares (i.e., Company Shares acquired at the same cost in a single transaction). Subject to the discussion above regarding potential treatment of the Company as a PFIC for United States federal income tax purposes under “—Certain United States Federal Income Tax Consequences” above, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Company Shares that were cancelled in exchange a portion of the Merger Consideration in the Merger is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding

Proceeds from the exchange of Company Shares pursuant to the Merger generally will be subject to backup withholding at the applicable rate (currently 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-United States Holders

For purposes of this discussion, the term “non-United States Holder” means a beneficial owner (other than any entity or arrangement treated as a partnership for United States federal income tax purposes) of Company Shares that is not a United States Holder.

The following discussion applies only to non-United States Holders and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Company Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	non-United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Company Shares

Payments made to a non-United States Holder with respect to Company Shares exchanged for cash pursuant to the Merger generally will be exempt from United States federal income and withholding tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Company Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding

A non-United States Holder may be subject to backup withholding with respect to the proceeds from the disposition of Company Shares pursuant to the Merger, unless, generally, the non-United States Holder or other payee certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder or other payee is not a United States person or otherwise establishes an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided that certain required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Company Shares. Each holder of Company Shares should consult its own tax advisor as to the particular tax consequences to it of exchanging its Company Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

Certain Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli income tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Company Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be accepted by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Company Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF COMPANY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

Sale of Company Shares

In general, under the Israeli Income Tax Ordinance [New Version], 1961 and the rules and regulations promulgated thereunder, which we also refer to as the Tax Ordinance, the disposition of shares of an Israeli resident company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Company Shares in the Merger is generally 25% for individuals, unless such an individual shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our Company, the tax rate will be 30%. However the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their shares prior to our initial public offering on September 19, 2000. Companies are subject to the corporate tax rate (26.5% for the 2014 tax year) on capital gains derived from the disposition of Company Shares.

Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of Company Shares, provided that such gains are not derived from a permanent establishment of such shareholders in Israel, that such shareholders did not acquire their shares prior to our initial public offering, and that such capital gains are not subject to the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under section 130A of the Tax Ordinance. However, a non-Israeli corporate shareholder will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of more than 25% in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. resident to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as capital assets. However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the disposition, subject to specified conditions, or (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

Generally, the payment for the Company Shares is subject to Israeli withholding tax at a rate of 25% for individuals or 26.5% for corporations. A reduced rate of, or an exemption from, Israeli withholding tax is available to shareholders that provide a valid withholding certificate issued by the Israeli Tax Authority evidencing such reduced withholding rate or withholding exemption, which we also refer to as the “Valid Certificate”. In addition, we have filed with the Israeli Tax Authority an application for a ruling that provides that no Israeli withholding tax is applicable to a shareholder who provides the required information set forth in the ruling, certifies that it is a non-Israeli resident and has no connection to Israel as set forth in the ruling, certifies that it holds less than five percent (5%) of the Company Shares and that it purchased its shares after our initial public offering of September 19, 2000. Any payment to a shareholder that fails to provide the required documentation as set forth in the ruling, or does not present a Valid Certificate, will be made at the applicable Israeli withholding tax rate.

Our shareholders who will not provide a Valid Certificate or will not provide the required information set forth in the ruling and certify that it (i) is a non-Israeli resident, (ii) has no connection to Israel as set forth in the ruling, (iii) holds less than 5 percent of the Company Shares, and (iii) purchased its shares after our initial public offering on September 19, 2000, may be subject to Israeli capital gains tax on the disposition of their Company Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

Shares Issued as Compensation for Employment or Service

Shareholders who received or acquired their Company Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our Company or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF COMPANY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

Company Options Tax Ruling

We have filed with the Israeli Tax Authority an application for a ruling providing, among other things, that: (i) Parent and the paying agent and anyone on their behalf will be exempt from withholding tax in respect to any consideration paid directly to Tamir Fishman Trustees 2004 Ltd., in its capacity as trustee (which we refer to as the Section 102 Trustee) for the purpose of Section 102 of the Tax Ordinance, or the Company, and (ii) the payments made in respect to the Company Shares and Company RSUs issued under Section 102 of the Tax Ordinance and Ordinary Shares issued upon exercise or vesting of such and Company RSUs will not be treated as a breach of the provisions of Section 102 of the Tax Ordinance, subject to deposit of such payments with the Section 102 Trustee and compliance with the minimum 24-month holding period required under Section 102 of the Tax Ordinance. Obtaining such tax ruling is not a condition to consummation of the Merger. If such tax ruling is not granted prior to the closing, the Company will seek to obtain an interim ruling confirming that Parent and any person acting on its behalf shall be exempt from Israeli withholding tax in relation to any payments made to the Paying Agent and the Section 102 Trustee with respect to any of the payments made in respect to the Company Shares and Company RSUs issued under Section  102 of the Tax Ordinance and Ordinary Shares issued upon exercise or vesting of such and Company RSUs.

Regulatory Matters

Israeli Companies Registrar

Under the ICL, we and Merger Sub may not complete the Merger without first making certain filings and notifications to the Israeli Companies Registrar, including: the filing of a merger proposal by each of Merger Sub and the Company with the Israeli Companies Registrar, which filings occurred on June 23, 2014. Under the ICL, the Merger cannot become effective until the later of the 50th day following the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar and the 30th day following the date of receipt of the Company Shareholder Approval (the sole shareholder of Merger Sub has approved the Merger Agreement).

No later than the closing date of the Merger (assuming that the shareholders of each of the merging companies approved the Merger Agreement and the Merger and that all of the other conditions set forth in the Merger Agreement have been satisfied or waived (if permissible under applicable law)), each of the Company and Merger Sub will notify the Israeli Companies Registrar that all of the conditions to the closing have been met and request that the Israeli Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the ICL. Assuming all statutory procedures and requirements have been complied with, the Merger will then become effective and the Israeli Companies Registrar will be required to register the Merger in the surviving company’s register and to issue the surviving company a certificate regarding the Merger.

Israeli Office of the Chief Scientist

The change in the composition of the Company’s shareholders in connection with the Merger and the transfer of control therein to a non-Israeli entity require the submission of notice to, and the acknowledgment thereof by, the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, referred to as the “OCS”. As a non-Israeli entity, Parent is also be required to execute an OCS undertaking as to its intention and commitment to strictly observe all of the requirements of the Law for the Encouragement of Industrial Research and Development, 5744-1984 and the regulations, rules and procedures promulgated thereunder (which we refer to as the “Research Law”), as applied to the Company, and to further act, in its capacity as a shareholder of the Company, to make all reasonable efforts in order to cause the Company to strictly comply with such statutory requirements. Under the Research Law, research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS. The Merger Agreement allows the Company to submit the notice to the OCS on behalf of Parent at any time prior to the completion of the Merger, which will be filed by us with the OCS promptly following the date hereof Approval together with the executed undertaking by Parent.

Israeli Tax Authority

We have agreed, as soon as reasonably practicable after the execution of the Merger Agreement and no later than 10 business days after the date of the Merger Agreement, to prepare and file, with the Israeli Tax Authority an application for a ruling providing that (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority), (a) that Parent, the surviving company and/or the Paying Agent will be exempt from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including, without limitation, the Merger Consideration, or clarify that no such obligation exists or (b) clearly instructing Parent, the surviving company and the Paying Agent on how such withholding should be executed including the rates of withholding to be applied, (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority), (a) that Parent, the surviving company and/or the Paying Agent will be exempt from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement including, without limitation, the Merger Consideration, or clarify that no such obligation exists or (b) clearly instructing Parent, the Surviving Company and the Paying Agent on how such withholding should be executed including the rates of withholding to be applied. The Company has undertaken in the Merger Agreement to apply for the foregoing tax ruling in connection with the Merger, but obtaining such tax ruling is not a condition to consummation of the Merger.

Other Approvals

Other than the filings described above, neither Parent nor the Company is aware of any material regulatory filings or approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger. If Parent and/or the Company discover that other such material approvals or waiting periods are necessary, Parent and the Company will seek to obtain or comply with them in accordance with the Merger Agreement.

Interests of Our Directors and Executive Officers in the Merger Proposal

In considering the recommendation of our Board of Directors with respect to the Merger Proposal, you should be aware that our directors and executive officers have interests in the Merger Proposal that may be or in addition to the interests of our shareholders in general, including, among other things:

•	Our directors will be entitled (in accordance with the terms of their existing) for the accelerated vesting of (if unvested) of all Company RSUs.

•	Certain executive officers of the Company are parties to existing employment agreements with the Company that provide for a bonus in connection with a change of control, including the Merger or for severance benefits in the event of certain qualifying terminations of employment following the Merger. All such payments, to the extent payable, will be paid by the Company following the closing of the Merger (which means that the Company’s shareholders will not bear the economic results of such payments).

•	Certain insurance for the benefit of directors and executive officers of the Company, as provided for in the Merger Agreement.

Our Strategy Committee was aware of these additional interests in determining to recommend the Merger Agreement and the transactions contemplated thereby, including the Merger, to our Compensation Committee, Audit Committee and Board of Directors. Our Compensation Committee, Audit Committee and Board of Directors were aware of these additional interests in determining to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend to the Company’s shareholders that they vote in favor of the Merger Proposal.

Company Shares

As of June 23, 2014, the executive officers and directors of the Company beneficially owned an aggregate of: (i) 1,187,573 Ordinary Shares, or 28.4% of the outstanding Ordinary Shares, and 322,813 Preferred A Shares, or 98.8% of the outstanding Preferred A Shares. For ownership of Ordinary Shares and/or Preferred A Shares by our directors and executive officers, see “Beneficial Ownership of Ordinary Shares” beginning on page 73. Outstanding Ordinary Shares and Preferred A Shares held by executive officers and directors of the Company will be treated in the Merger in the same manner as Ordinary Shares or Preferred A Shares, as the case may be, held by all other shareholders of the Company (i.e., they will entitle the holders thereof to receive a portion of the Merger Consideration).

Company RSUs

Effective as of the effective time of the Merger, each outstanding Company RSU, whether or not vested, will, in accordance with the terms of its grant, become fully vested as of the effective time of the Merger and will be canceled and converted into the right to receive a lump sum cash payment equal to the Price Per Ordinary Share.

Payments in connection with a Change in Control

Under the terms of our existing employment or engagement agreements or arrangements with the Company, our Chairman of the Board of Directors, Chief Executive Officer (CEO) and Chief Financial Officer (CFO), are or may be entitled to either a bonus or enhanced severance payments. Pursuant to the Merger Agreement, Parent and the Company acknowledge that the consummation of the Merger constitutes a “change in control” with respect to the Employment Agreements and equity arrangements. Pursuant to the Merger Agreement, Parent further acknowledged that, with respect to certain executives with Employment Agreements, any termination by such executive of his employment following the completion of the Merger will constitute a qualifying termination.

The Chairman of the Board of Directors, owns Preferred A Shares through his affiliate Jerusalem High-tech Founders Ltd.

Pursuant to the existing employment agreement of the Company’s CEO, the CEO is entitled to bonus in the amount of US$125,000 upon the consummation of a merger by the Company. In connection with the consummation of the transactions contemplated by the Merger Agreement, the above-mentioned bonus shall become payable to the CEO. Such bonus will be paid by the Company to the CEO following the closing (which means that the Company Shareholders will not bear the economic results of such payment).

Pursuant to the existing employment agreement of the Company’s CFO, the CFO is entitled to a one-time payment in an amount equal to the total gross compensation payable to him for a period of six months upon the occurrence of: (i) change of control (which will be triggered by the consummation of the transactions contemplated by the Merger Agreement); and (ii) termination of his employment with the Company under certain circumstances within twelve months from such change of control. Such amount will be paid to the CFO by the Company following the closing if his employment is terminated as outlined above (which means that the Company’s shareholders will not bear the economic results of such payment).

In accordance with the terms of their grant, the vesting of all Company RSUs held by the directors of the Company will be accelerated as a result of the consummation of the transactions contemplated by the Merger Agreement.

D&O Insurance Arrangements in connection with the Merger

Pursuant to the Merger Agreement, the Company may purchase a seven-year “tail” endorsement to the current directors’ and officers’ insurance policies provided that the aggregate cost of purchasing such tail endorsement may not exceed 300% of the current aggregate annual premium for these policies (the current aggregate annual premium is US$30,000). In the event that the Company elects to purchase such tail endorsement, the Surviving Company is required to maintain such tail endorsement in full force and effect and continue honor its obligation thereunder for the duration thereof. The foregoing arrangements regarding directors’ and officers’ insurance policies are collectively referred to as the “D&O Insurance Arrangements”. None of the D&O Insurance Arrangements detracts from any existing (or prior) insurance policy of the Company, including, without limitation, the Company’s existing (or prior) directors’ and officers’ insurance policies.

In approving the D&O Insurance Arrangements, our Compensation Committee, our Audit Committee and our Board considered numerous factors and aspects (including those required under the ICL), including, among other things: (i) the fact that certain of these insurance arrangements represent departures from the Company’s Compensation Policy, which departures are warranted under the circumstances under which these arrangements were made, including the Merger and are in our shareholders’ best interests; (ii) the fact that provision of these insurance arrangements is essential to the retention of these directors and executive officers at least until the completion of the Merger; (iii) the fact that these directors and executive officers have the qualifications, expertise and experience necessary to serve the Company and promote the Company’s objectives, taking into account the significant burdens and potential risks and exposure faced by directors and officers of public companies, especially those with securities publicly listed in the United States; (iv) the fact that these insurance arrangements were made in recognition of the contributions of these directors and executive officers to the strategic process undertaken by the Company and to the Company’s growth and profitability; (v) the fact that given the unique circumstances of the Merger and the nature of some of these insurance arrangements, it is inappropriate to compare these arrangements to the compensation of the Company’s other employees; and (vi) the fact that the scope and amounts of these insurance arrangements are reasonable under the circumstances under which these arrangements were made.

For more details on the insurance arrangements for our directors and officers, see “D&O Insurance Arrangements” beginning on page 55.

THE MERGER AGREEMENT

This section of the Proxy Statement describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix A to this Proxy Statement and incorporated into this Proxy Statement by reference. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger.

The Merger Agreement contains representations and warranties by the Company, Parent and Merger Sub which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may apply contractual standards of materiality or material adverse effect that generally differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Neither the Merger Agreement nor the description below is intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 65.

The Merger Agreement

Structure of the Merger; Company Shareholder Approval

Subject to the terms and conditions of the Merger Agreement and in accordance with Israeli law, Merger Sub, a wholly-owned subsidiary of Parent, will be merged with and into the Company, with the Company surviving the Merger and becoming a wholly-owned subsidiary of Parent. As a result, after the effective time of the Merger, the Ordinary Shares will no longer be publicly traded. The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the ICL.

Approval of the Merger Proposal will require the affirmative vote of the holders of at least seventy five percent (75%) of: (i) the Ordinary Shares present, or deemed by the ICL to be present, in person or by proxy, at the Ordinary Class Meeting and voting on the matter (votes abstaining shall not be taken into account); (ii) the Preferred A Shares present, or deemed by the ICL to be present, in person or by proxy, at the Preferred Class Meeting and voting on the matter (votes abstaining shall not be taken into account); and (iii) the Company Shares present, or deemed by the ICL to be present, in person or by proxy, at the General Meeting and voting on the matter (votes abstaining shall not be taken into account).

Merger Consideration

The Merger Agreement provides for a total Merger Consideration in cash equal to US$18,825,000, subject to price adjustments, which will yield (A) consideration for each Preferred A Share of US $7.65 in cash without interest and subject to applicable withholding taxes (the total amount so paid to holders of Preferred A Shares is referred to as the “Preferred Shares Liquidation Preference”), and (B) consideration for each Ordinary Share and each Company RSU in an amount equal to (i) US$18,825,000 plus (a) cash available to the Company at the closing, minus (b) indebtedness and transaction expenses (including legal, bankers and accounting fees and D&O insurance) outstanding at the closing minus (c) the Preferred Shares Liquidation Preference, divided by (ii) the number of Ordinary Shares and Company RSUs vested and outstanding as of the closing (the “Price Per Ordinary Share”). The Company currently estimates that the Price Per Ordinary Share will be between US$3.15 and US$ 3.40 in cash, without interest and subject to applicable withholding taxes.

Effective as of the effective time of the Merger, each outstanding Company RSU, whether or not vested, will become fully vested as of the effective time of the Merger and will be canceled and converted into the right to receive a lump sum cash payment equal to the Price Per Ordinary Share.

Representations and Warranties

The Merger Agreement contains a number of representations made by and to Parent and Merger Sub, on the one hand, and the Company, on the other hand. Representations made by the Company to Parent and Merger Sub in the Merger Agreement relate to, among other things:

•	due incorporation or organization, good standing and qualification;

•	corporate authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement;

•	Board approval and recommendation of the Merger Agreement and the transactions contemplated by the Merger Agreement;

•	absence of conflict with organizational documents, applicable law or material contracts as a result of the Merger;

•	required filings with and approvals by governmental entities;

•	capitalization;

•	ownership of subsidiaries;

•	accuracy and compliance of documents filed with the SEC, the TASE and the ISA;

•	conformity of the Company’s financial statements with applicable accounting requirements and that the financial statements fairly present, in all material respects, the consolidated financial positions of the Company;

•	the status of the Company as a “foreign private issuer;”

•	absence of material undisclosed liabilities;

•	the absence of any Company Material Adverse Effect (as defined below) since March 31, 2014;

•	the operation of the Company in the ordinary course of business since March 31, 2014;

•	material contracts;

•	real property;

•	personal property;

•	intellectual property matters;

•	taxes and tax matters;

•	employee benefit plans and employment matters;

•	labor matters;

•	ownership and compliance with permits;

•	compliance with laws and regulatory matters;

•	environmental matters;

•	absence of material pending or threatened legal proceedings or investigations;

•	insurance matters;

•	related party transactions;

•	absence of any obligation to pay brokers’ or other similar fees;

•	inapplicability of anti-takeover statutes; and

•	the Company’s proxy statement.

Representations made by the Parent and Merger Sub to the Company in the Merger Agreement relate to, among other things:

•	due incorporation or organization, good standing and qualification;

•	corporate authority to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•	absence of conflict with organizational documents, applicable law or material contracts as a result of the Merger;

•	required filings with and approvals by governmental entities;

•	absence of material pending or threatened legal proceedings or investigations;

•	ownership and operations of Merger Sub;

•	absence of any obligation to pay brokers’ or other similar fees;

•	information provided by Parent for inclusion in the Company’s proxy statement;

•	no ownership of Company Shares;

•	no arrangements with the Company’s shareholders or management;

•	sufficiency of funds for payments pursuant to the Merger Agreement;

•	non-reliance on the Company’s estimates, projections and forecasts; and

•	approval of the Merger Agreement by the boards of directors of Parent and Merger Sub.

Significant portions of the representations and warranties of the Company are qualified by “materiality” or “Company Material Adverse Effect.” A Company Material Adverse Effect means any change, effect, event or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by the Company in this Agreement, that has had, is, or is reasonably likely to (a) have, a material adverse effect, whether in the short-term or long-term, on the financial condition, properties, assets (including intangible assets), liabilities, business, capitalization, operations or results of operations of the Company and its Subsidiaries, taken as a whole or (b) materially impede the ability of the Company to consummate the Merger and to perform its obligations under this Agreement and the Ancillary Agreements; provided, however, that, with respect to clause (a), no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from or arising out of any of the following (following the date hereof) shall be deemed to be or constitute a “Company Material Adverse Effect,” and (with respect to clause (a)) no Change (by itself or when aggregated or taken together with any and all other such Changes) resulting from or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates, or conditions in the global economy generally;

(ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates;

(iii) conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;

(iv) political conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations, or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations;

(v) changes in Law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes in GAAP or other accounting standards applicable to the Company or its Subsidiaries (or the authoritative interpretation thereof);

(vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations;

(vii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including impact thereof on the relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors or other business partners;

(viii) any action or omission expressly required by Law or the terms of this Agreement or at the written request or with the written consent of Parent or any of its Affiliates;

(ix) changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself, but not the underlying cause of such changes; or

any failure of the Company to meet any securities analysts’ projections, internal projections or forecasts or estimates of earnings or revenues, but not the underlying cause of such failure; except and only to the extent that the Changes resulting from or arising out of the matters described in clauses (i) through (vi) above do not disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the Company’s and its Subsidiaries’ field of operation, in the countries or regions of the world in which the Company or its Subsidiaries conduct business (i.e., only the extent of such disproportionate effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur).

Some of the representations and warranties of Parent and Merger Sub are qualified as to “materiality” or are qualified with respect to any event, change, effect, development, condition or occurrence that would prevent or materially delay Parent from consummating the transactions contemplated by the Merger Agreement or prevent or materially delay that party from performing its obligations under the Merger Agreement.

The representations and warranties in the Merger Agreement do not survive the completion of the Merger.

Conduct of Business by the Company

The Company has agreed that until the effective date of the Merger, the Company and its subsidiaries will conduct their businesses in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve substantially intact their business organization, keep available the services of the current officers and key employees, and preserve the current relationships with customers, suppliers, distributors and other persons with whom the Company or its subsidiaries have significant business relations, subject to certain exceptions.

The Company has further agreed generally to not take, and to not permit its subsidiaries to take, the following actions (subject in each case to the exceptions provided in the Merger Agreement) prior to the effective time of the Merger without the prior written consent of Parent (which consent may not be unreasonably withheld, delayed or conditioned):

•	amend the articles of association or memorandum of association of the Company or amend any organizational document of any subsidiary of the Company;

•	issue, sell, deliver any equity securities of the Company or its subsidiaries, except for issuances of Ordinary Shares upon exercise of options or Company RSUs outstanding on the date of the Merger Agreement in accordance with their present terms;

•	purchase, redeem or otherwise acquire any equity securities of the Company or any of its subsidiaries, except in connection with tax withholdings and exercise price settlements upon the exercise of options or vesting of Company RSUs outstanding on the date of the Merger Agreement and in accordance with their present terms;

•	split, combine, subdivide or reclassify the share capital of the Company or any of its subsidiaries or issue or authorize the issuance of any other securities in respect of such shares;

•	declare, set aside or pay any dividends or other distributions in respect of the share capital of the Company;

•	propose to adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries, or elect or appoint any new directors or executive officers of the Company, except for the transactions contemplated by the Merger Agreement;

•

incur, assume or guarantee any indebtedness for borrowed money, or issue any debt securities or other rights to acquire any debt securities of the Company or any of its subsidiaries, except for (i) debt incurred in the ordinary course of business consistent with past practice under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date of the Merger Agreement or issuances or repayment of commercial paper in the ordinary course of business consistent with past practice, and (ii) loans or advances between the Company and its subsidiaries, or between any subsidiaries;

•	make any loans, advances or capital contributions to or investments in any other person (other than the Company or any of its subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or its subsidiaries;

•	mortgage or pledge any material assets or create a lien on any material assets (other than permitted liens or liens granted in connection with the incurrence of any indebtedness for borrowed money permitted under the Merger Agreement);

•	(A) except as may be required by applicable law or the terms of any employee plan as in effect on the date of the Merger Agreement, enter into, adopt, amend in any material respect (including acceleration of vesting) or terminate any material bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, or (B) except as may be required by applicable law, increase the compensation payable or to become payable to any director, officer or employee, pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any material benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement, make any loans to any of its directors, officers or employees, agents or consultants (other than advancement of business expenses in the ordinary course of business), or make any change in its existing borrowing or lending arrangements for the issuance and sale of Company Shares pursuant to Company RSUs outstanding on the date of the Merger Agreement upon the exercise or vesting (as applicable) thereof and in accordance with their terms as in effect on the date of the Merger Agreement;

•	except as may be required as a result of a change in applicable law or in GAAP, make any material change in accounting principles or practices or make any material change in internal accounting controls or disclosure controls and procedures;

•	make or agree to make any new capital expenditure or expenditures in excess of US$25,000 individually or US$100,000 in the aggregate, except for capital expenditures that are contemplated by the Company’s 2014 budget;

•	acquire or agree to acquire (i) any business or company or any material equity interest for consideration or (ii) any assets that are material to the Company and its subsidiaries, taken as a whole, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice or other purchases contemplated by the Company’s 2014 budget;

•	enter into any contract (other than inter-company contracts) with respect to any joint venture, strategic alliance or partnership that is material to the Company and its subsidiaries, taken as a whole;

•	other than in the ordinary course consistent with past practice, sell, lease (as lessor), license or otherwise dispose of or incur any lien on any properties or assets of the Company or its subsidiaries, which are material to the Company and its subsidiaries, taken as a whole;

•	prepare or file any income tax return or other material tax return in a manner inconsistent with past practice or, on any such tax return, take any material position inconsistent with past practice, make or change any tax election, settle or otherwise compromise any material claim relating to taxes, settle any material dispute relating to taxes, adopt or change any accounting method in respect of taxes, enter into any tax indemnity, sharing, allocation agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment, request any ruling or similar guidance with respect to taxes, other than the tax rulings contemplated by the Merger Agreement;

•	other than in the ordinary course of business consistent with past practice, (i) discharge, settle or satisfy any claims, liabilities or litigation for an amount in excess of $25,000 individually or US$100,000 in the aggregate, other than those reflected or reserved against in the most recent consolidated financial statements of the Company included in its public filings or incurred in the ordinary course of business consistent with past practice after the date of the most recent balance sheet included in these financial statements, (ii) cancel any material indebtedness for borrowed money or waive any claims or rights with a value in excess of US$25,000, or (iii) give any material discount, accommodation or other concession inconsistent with past business practices in order to accelerate or induce the collection of any receivable;

•	apply for or accept (i) any grant from the OCS or any other Israeli governmental authority, which grant is extended to support the Company’s research and development operations, or (ii) any material grants from any other governmental authority;

•	enter into, engage in or amend any transaction or contract with any related party or any interested parties (Ba’alay Inyan);

•	cancel or fail to in good faith seek to renew any material insurance policies; or

•	enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by the Merger Agreement.

No Solicitation of Acquisition Proposals

The Company has agreed to cease and cause its subsidiaries and their respective representatives to immediately cease any and all existing discussions, communications or negotiations with any persons with respect to any acquisition proposal (as defined below). In addition, the Company has agreed that neither it nor its subsidiaries will, and the Company will not authorize or permit any of their respective representatives to:

•	solicit or initiate the making, submission or announcement of, or knowingly encourage, facilitate or assist the making of, any offer or proposal which constitutes or is reasonably likely to lead to an acquisition proposal;

•	furnish to any person any non-public information relating to our Company, or afford to any person access to non-public information or personnel of our Company, in each case with the intent to induce the making, submission or announcement of, or the intent to knowingly encourage, facilitate or assist, an acquisition proposal or any communication that would reasonably be expected to lead to an acquisition proposal;

•	participate or engage in discussions or negotiations with any person with respect to an acquisition proposal;

•	approve, endorse or recommend an acquisition proposal; or

•	enter into any contract contemplating or otherwise relating to an acquisition transaction (as defined below).

The term “acquisition proposal” or “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an acquisition transaction. The term “acquisition transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than fifteen percent (15%) of the Company Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than fifteen percent (15%) of the Company Shares outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, business combination, scheme of arrangement or similar transaction involving the Company and/or any of its subsidiaries (except for any such transaction between or among two or more of the Company’s subsidiaries); (iii) a sale, lease, exchange, license, transfer, acquisition or disposition of more than fifteen percent (15%) of the total consolidated assets of the Company and its subsidiaries (including for this purpose the outstanding equity securities of the Company’s subsidiaries); (iv) a recapitalization, restructuring, liquidation, dissolution or other winding up of the Company; or (v) any issuance by the Company individually or in the aggregate of over fifteen percent (15%) of its equity securities, except pursuant to the exercise of options or settlement of Company RSUs that are outstanding as of the date hereof.

Notwithstanding the restrictions above, our Board is permitted to engage in discussions of, or provide non-public information with respect to, any bona fide, unsolicited written acquisition proposal received without any material violation of the “no solicitation” restrictions described above if our Board has determined, after consultation with its financial advisor and outside legal counsel, that (i) the acquisition proposal constitutes or would reasonably be expected to lead to a superior proposal (as defined below) and (ii) failure to take the actions would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law; provided, that before providing any non-public information to the person making the acquisition proposal, the recipient must enter into a confidentiality agreement that is no less favorable to the Company than the confidentiality agreement between the Company and Parent.

Change of Recommendation; Fiduciary Termination

The Merger Agreement prohibits our Board from (i) withholding, withdrawing, amending or modifying in a manner adverse to Parent in any material respect, or publicly proposing to withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, our Board’s recommendation of the Merger Agreement and the transactions contemplated by the Merger Agreement, or (ii) approving or recommending or proposing to approve or recommend, any acquisition proposal.

Notwithstanding the restrictions described above, if, prior to obtaining the Company Shareholder Approval, the Company receives a bona fide, written acquisition proposal from a third party that did not result from the third party’s breach of any standstill obligations or the Company’s breach of its no solicitation obligations, and our Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that (i) the acquisition proposal constitutes a superior proposal (ii) our Board of Directors (or any committee thereof) shall have determined in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with the fiduciary duties of directors under Israeli Law, (iii) within twenty four (24) hours following such determination, the Company gives Parent written notice of the identity of such Person and the material terms of such Acquisition Proposal including any modifications thereto (unless such Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof including any modifications thereto) and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person, and shall in no event begin providing such information to such Person prior to providing such notice to the Parent, and (iv) as soon as reasonably practicable after furnishing any non-public information about the Company and its Subsidiaries to such Person (and in any event within twenty-four (24) hours thereafter), the Company furnishes such non-public information to Parent to the extent such information has not been previously furnished by the Company to Parent.

The term “superior proposal” or “Superior Proposal” means any unsolicited bona fide written Acquisition Proposal (except that the for purposes of the definition of “Superior Proposal”, the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to fifty percent (50%)) that our Board of Directors (or any committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), after taking into account all relevant legal, financial, regulatory and other aspects and the terms of such Acquisition Proposal (including the form of consideration), (A) would be more favorable, from a financial point of view, to the Company Shareholders (in their capacity as such) than the Merger (after giving effect to any adjustments to the terms of this Agreement proposed by Parent in response to such third party offer), (B) is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal, (C) to the extent financing is required, such financing is then fully committed and unconditional, other than being subject to the closing, and (D) provide for consideration consisting exclusively of cash and/or publicly traded and freely marketable (other than limitations under applicable securities laws with respect to sale of securities by Affiliates) securities, listed for trading on a reputable stock exchange (with any national stock exchange in the US or Israel deemed as such).

In addition, at any time prior to obtaining the Company Shareholder Approval, if an intervening event (as defined below) will have occurred and our Board (after consultation with its outside legal counsel and financial advisors) that the failure to effect a change in its recommendation to the shareholders to approve the Merger (referred to as Company Board Recommendation Change) would be inconsistent with the fiduciary duties of the directors of the Company under applicable Law; (ii) the Company has delivered a notice regarding such Company Board Recommendation Change to Parent in respect of such Intervening Event, describing in reasonable detail the reasons for such Company Board Recommendation Change; (iii) if requested by Parent, the Company shall have made its representatives available to discuss with Parent’s representatives any proposed modifications to the terms and conditions of this Agreement during the five (5) business day-period immediately following the delivery by the Company to Parent of such Recommendation Change Notice; and (iv) if Parent shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such five (5) business day-period, the Board of Directors(or any committee thereof) shall have determined in good faith (after consultation with its outside U.S. legal counsel and financial advisors) after considering the terms of such offer by Parent, that the failure to effect a Company Board Recommendation Change would still be inconsistent with the fiduciary duties of the directors of a the Company under Israeli law. In the event of any material changes to the facts and circumstances of such Intervening Event, the Company shall be required to deliver a new Recommendation Change Notice to the Parent and to comply with the requirements set forth above with respect to such new Recommendation Change Notice, and the five (5) business day-period referred to in clause (iii) shall be deemed to have re-commenced on the date of such new notice.

D&O Insurance Arrangements

Pursuant to the Merger Agreement, the Company may purchase a seven-year “tail” endorsement to the current directors’ and officers’ insurance policies provided that the aggregate cost of purchasing such tail endorsement may not exceed 300% of the current aggregate annual premium for these policies (the current aggregate annual premium is US$30,000). In the event that the Company elects to purchase such tail endorsement, the Surviving Company is required to maintain such tail endorsement in full force and effect and continue honor its obligation thereunder for the duration thereof. The foregoing arrangements regarding directors’ and officers’ insurance policies are collectively referred to as D&O Insurance Arrangements. None of the D&O Insurance Arrangements detracts from any existing (or prior) insurance policy of the Company, including, without limitation, the Company’s existing (or prior) directors’ and officers’ insurance policies.

Subject to applicable law, the rights of any beneficiaries under these provisions of the Merger Agreement are in addition to any other rights these beneficiaries may have under any law or contract or constituent documents of any person. In the event Parent or the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each such case, proper provision will be made so that the successors and assigns of Parent and the Surviving Company will assume all of the foregoing obligations.

The obligations and liabilities of Parent, the Surviving Company and their respective subsidiaries under these provisions of the Merger Agreement will be joint and several.

Employee Matters

From the effective time and for a period of six (6) months following the effective time of the Merger the Surviving Company will honor all employee plans and compensation arrangements in accordance with their terms as in effect immediately before the effective time of the Merger, provided that the foregoing does not prohibit the Surviving Company from amending or terminating any employee plan or compensation arrangements in accordance with their terms or as required by applicable laws.

The Merger Agreement contains covenants relating to certain employee matters. Under these covenants, Parent has undertaken, among other things, to:

•	cause the Surviving Company to provide continuing employees with service credit for all services with the Company and its subsidiaries prior to the effective time of the Merger for the purposes of any vesting, eligibility, and benefits entitled under benefit plans, programs or arrangements made available to Company employees following the closing date, provided that the crediting of service will not operate to duplicate any benefits; and

•	for purposes of each Parent plan providing health benefits to any continuing employee after the effective time of the Merger, cause the Surviving Company to (i) allow such employee to be immediately eligible to participate in Parent’s plans to the extent coverage in the plan replaces coverage under a comparable plan of the Company in which such employee participates immediately prior to the effective time of the Merger, (ii) waive all limitations as to pre-existing conditions, exclusions and waiting periods and (iii) give credit to eligible expenses incurred by such employee during the portion of the plan year prior to the employee’s participation in Parent’s plan for purposes of satisfying deductible, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with such Parent’s plan.

No provision of the Merger Agreement (absent a contrary provision) is meant to (i) guarantee employment for any period of time for any employee of the Company or (ii) require Parent or the Surviving Company to continue any employee plan or prevent the amendment modification or termination of such plans after the effective time of the Merger. No provision of the Merger Agreement creates any third party beneficiary rights in any employee, any beneficiary or dependents, or any collective bargaining representative, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by the Company, Parent or its affiliates or the Surviving Company or under any benefit plan which the Company, Parent or its affiliates or the Surviving Company may maintain.

Payment of Pre-Closing Employee Bonuses

The Company has agreed, that not less than three (3) days prior to the effective time of the Merger, the Company and its subsidiaries shall (i) pay the full amount accrued for calendar year 2013 bonuses and calendar year 2014 first and second quarter bonuses, in each case under the bonus program maintained by the Company and its subsidiaries as of the effective time of the Merger, to the applicable employees of the Company and its subsidiaries, and (ii) remit to the applicable governmental authorities all taxes payable by the Company and its subsidiaries (or for which the Company and its subsidiaries are otherwise liable) in connection therewith.

Tax Rulings

The Company agreed to instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application in form and substance reasonably acceptable to Parent and its counsel for a ruling (which we refer to as the Option Tax Ruling) confirming that: (i) the cancellation of the Company Shares and Company RSUs issued under Section 102(b) of the Tax Ordinance, and the Ordinary Shares issued in respect of such and Company RSUs will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Tax Ordinance) so long as the applicable portion of the Merger Consideration is deposited with the Section 102 Trustee until the end of the respective holding period and (ii) the deposit of the applicable portion of the Merger Consideration with the Paying Agent and the 102 Trustee will not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling). If the Option Tax Ruling is not granted prior to the closing, the Company will seek to obtain an interim ruling confirming that Parent and any person acting on its behalf will be exempt from Israeli withholding tax in relation to any payments made with respect to any Company Shares or Company RSUs in connection with the Merger.

The Company also agreed to instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application for a ruling, in form and substance reasonably acceptable to Parent and its counsel, that (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority), exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority) (excluding Ordinary Shares subject to Section 102 of the Tax Ordinance) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli tax at the source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied.

Certain Other Covenants

The Merger Agreement contains additional covenants, including covenants relating to cooperation in connection with the preparation of this Proxy Statement, public announcements, notices of certain events, best efforts to consummate the Merger and the other transactions contemplated by the Merger Agreement, cooperation in connection with the de-listing of the Ordinary Shares from the OTCQB and the deregistration of the Company Shares under the Exchange Act, confidentiality, minimizing the effect of any takeover laws, participation in shareholder litigations, and the preparation of SEC filings that may need to be made after the date of the Merger Agreement and prior to the effective time of the Merger.

Conditions to the Completion of the Merger

Each party’s obligation to complete the Merger is conditioned upon the satisfaction or waiver (to the extent permissible), on or prior to the closing date, of all of the following conditions:

•	the Company Shareholder Approvals have been obtained;

•	no governmental entity has enacted, issued or promulgated any law or any injunction or order which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger;

•	as required by the Israeli ICL, (i) at least 50 days have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel and (ii) at least 30 days have elapsed after the Company Shareholder Approval and the approval of the Merger by the shareholder of Merger Sub have been obtained (the sole shareholder of Merger Sub has approved the Merger Agreement);

The respective obligations of Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	(i) the representations and warranties of the Company regarding corporate authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement are true and correct in all material respects as of the closing date, (ii) certain representations and warranties of the Company regarding the Company’s capitalization are true and correct in all respects as of the closing date, except for de minimis inaccuracies, and (iii) all other representations and warranties of the Company are true and correct as of the closing date, except for any inaccuracy which has not had, individually or in the aggregate, a Company Material Adverse Effect;

•	the Company’s performance and compliance with its obligations and covenants under the Merger Agreement in all material respects;

•	the delivery of an officer’s certificate by the Company certifying that the above conditions have been satisfied;

•	the delivery of payoff letters with respect to all outstanding indebtedness of the Company; and

•	no Company Material Adverse Effect has occurred since the execution of the Merger Agreement.

The Company’s obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

•	(i) the representations and warranties of Parent and Merger regarding corporate authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement are true and correct in all material respects as of the closing date, and (ii) all other representations and warranties of the Company are true and correct as of the closing date, except for any inaccuracy which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under the Merger Agreement;

•	Parent’s and Merger Sub’s performance and compliance with their obligations and covenants under the Merger Agreement in all material respects; and

•	the delivery of an officer’s certificate by Parent certifying that the above conditions have been satisfied.

Termination Provisions

The Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written consent of Parent and the Company.

The Merger Agreement may also be terminated prior to the effective time of the Merger by either Parent or the Company if:

•	the Merger is not consummated by the Outside Date of October 3, 2014 (this right to terminate is not available to a party whose breach of the Merger Agreement has been a principal cause of, or primarily resulted in, the failure to close the Merger by the Outside Date or is in material breach of the Merger Agreement);

•	a governmental entity has issued a final and nonappealable order or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (this right to terminate is not available to a party if the issuance of the order was primarily due to this party’s failure to perform its obligations under the Merger Agreement); or

•	the Company Shareholder Approval is not obtained after the final adjournment of the shareholders’ meeting at which a vote is taken on the Merger.

The Merger Agreement may also be terminated by Parent under any of the following circumstances:

•	(i) at any time prior to the receipt of Company Shareholder Approval (x) our Board has withdrawn (or qualified or modified in a manner adverse to Parent) its recommendation of the Merger Agreement, or (y) our Board has failed to formally recommend against a competing tender or exchange offer that constitutes an acquisition proposal within 10 business days after the commencement of the offer, has recommended our shareholders to approve such acquisition proposal, or has publicly announced its intention to enter into any agreement in respect of such acquisition proposal, or (ii) at any time prior to the effective time of the Merger, (A) our Board has failed to publicly reaffirm its recommendation of the Merger within three Business Days after Parent’s written request, or (B) the Company or any of its senior representatives has willfully and materially breached their obligations under the Merger Agreement with respect to no solicitation of acquisition proposals and/or no change of Board recommendation; or

•	the Company has breached any of its representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the Company has failed to cure or cannot cure the breach within 20 business days following notice of the breach (provided that Parent has not breached the Merger Agreement in any material respect).

The Merger Agreement may also be terminated by the Company under any of the following circumstances:

•	at any time prior the receipt of the Company Shareholder Approval in order to enter into an agreement with respect to a superior proposal, provided that the Company pays the Termination Fee to Parent concurrently with the termination of the Merger Agreement; or

•	Parent or Merger Sub has breached any of their representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the breaching party has failed to cure or cannot cure the breach within 20 business days following notice of the breach (provided that the Company has not breached the Merger Agreement in any material respect).

Effect of Termination

If the Merger Agreement is validly terminated, it will become null and void, with the exception of a few specified sections, each of which shall survive the termination of the Agreement. The termination of the Merger Agreement will not relieve any party from liability for any fraud or willful and material breach of any representation, warranty, covenant, obligation or other provision of the Merger Agreement. For purposes of the Merger Agreement, “willful breach” means any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of the Agreement.

Remedies

Termination Fee and Expense Reimbursement

The Company is required to pay Parent a US$700,000 Termination Fee under the following circumstances:

•	The Company terminates the Merger Agreement in order to enter into an agreement with respect to a superior proposal; and

•	after the date of the Merger Agreement and at or prior to the termination thereof, there shall have been an Acquisition Proposal publicly announced and shall not have been withdrawn or otherwise abandoned; and

•	within twelve (12) months following such termination of the Merger Agreement the Company enters into a definitive agreement to effect such Acquisition Proposal or another Acquisition Transaction

In the event that the second and third conditions above have not been satisfied, the Company shall also be required to pay US$700,000 reimbursement for all reasonable and documented expenses of Parent and its subsidiaries, including reasonable and documented fees and expenses of financial advisers, outside legal counsel, accountants, experts and consultants, incurred by Parent and its subsidiaries or on their respective behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated thereby in connection with the termination of the Merger Agreement.

Unless Parent has waived its right to receive the Termination Fee, (i) Parent’s right to receive the Termination Fee is its sole and exclusive remedy against the Company under the Merger Agreement under circumstances when the Termination Fee is payable and (ii) upon payment of the Termination Fee, the Company will have no further liabilities to Parent relating to the Merger Agreement.

Specific Performance

The parties to the Merger Agreement have agreed that they will be entitled, in addition to any other remedy at law or in equity, to an injunction or injunctions to prevent or restrain breaches or threatened breaches by the other party, and to specifically enforce the terms and provisions of the Merger Agreement.

Expenses

All fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses, whether or not the Merger is consummated (except as set forth in the paragraph titled “Termination Fee and Expense Reimbursement”).

Amendments

Subject to applicable Law and subject to the other provisions of the Agreement, the Agreement may be amended by the parties at any time in a writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment will be made to the Agreement that requires the approval of our shareholders under applicable law without obtaining the Company Shareholder Approval of such amendment.

Governing Law; Jurisdiction

The Merger Agreement and any dispute, controversy or claim arising out of, relating to or in connection with the Merger Agreement, the negotiation, execution, existence, validity, enforceability or performance of the Merger Agreement, or for the breach or alleged breach will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the laws of any other jurisdiction; provided, however, that any matter involving the internal corporate affairs of the Company or any party hereto shall be governed by the provisions of the jurisdictions of its incorporation. The rights of the shareholders of the Company and the provisions of the Merger Agreement that relate to Company Shareholder Approval and the Merger that are required under laws of the State of Israel to be governed by the laws of the State of Israel.

Each party has agreed that any action or proceeding arising in connection with any dispute, controversy or claim relating to the Merger Agreement or the transactions contemplated by the Merger Agreement will be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, in the case of any dispute as to which the federal courts have exclusive subject matter jurisdiction, the Federal court of the United States of America, sitting in Delaware).

Voting Agreements

Concurrently with the execution of the Merger Agreement, Parent entered into Voting Agreements with certain shareholders of the Company which owned 1,690,190 Ordinary Shares (representing approximately

40.4% of the Company’s outstanding Ordinary Shares ) as of June 10, 2014, and with certain holders of the Company which owned 326,797 Preferred A Shares (representing 100% of the Company’s outstanding Preferred A Shares ) as of June 10, 2014.

Under the Voting Agreements, the shareholders have agreed and have granted a proxy to Parent, subject to the terms and conditions of the Voting Agreements, to vote all of the Company Shares owned by such shareholder in favor of the approval of the Merger Agreement, the Merger and all of the other transactions contemplated by the Merger Agreement.

The Voting Agreements will terminate upon the first to occur of (i) the termination of the Merger Agreement pursuant to its terms or (ii) the effective time of the Merger. In addition, each shareholder who is party to a Voting Agreement may terminate such shareholder’s Voting Agreement in the event the Merger Agreement has been amended without the prior written consent of such shareholders and the amendment materially adversely changes the economic rights of the Company’s shareholders under the Merger Agreement (including, without limitation, any reduction in the Merger Consideration, any extension of the Outside Date by more than 30 days or any increase in the Termination Fee).

The foregoing description of the Voting Agreements is qualified in its entirety by reference to the complete text of the form of Voting Agreement, which is attached as Appendix B to this Proxy Statement and incorporated into this Proxy Statement by reference.

MARKET PRICE INFORMATION

Ordinary Shares are listed for trading on OTCQB under the symbol “VRYAF.” The following tables set forth the high and low closing market prices for Ordinary Shares on OTCQB for the periods indicated:

	ViryaNet
	High	Low
2011
First Quarter	$1.15	$0.75
Second Quarter	$1.10	$0.56
Third Quarter	$0.85	$0.55
Fourth Quarter	$0.86	$0.42

2012
First Quarter	$1.00	$0.45
Second Quarter	$1.00	$0.75
Third Quarter	$1.08	$0.50
Fourth Quarter	$0.75	$0.53

2013
First Quarter	$0.65	$0.44
Second Quarter	$1.28	$0.62
Third Quarter	$1.20	$0.95
Fourth Quarter	$2.74	$1.10

2014
First Quarter	$4.50	$2.52
Second Quarter through June 25, 2014	$4.0	$2.44

On June 10 and June 9, 2014, the last full trading days on OTCQB, prior to date of the public announcement that our Board of Directors had entered into an agreement with Parent, the closing price per Ordinary Share on OTCQB was US$2.65 and US$ 2,70 respectively.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR ORDINARY SHARES.

BENEFICIAL OWNERSHIP OF COMPANY SHARES

Major Shareholders

The following table summarizes information about the beneficial ownership of our outstanding Company Shares as of June 23, 2014 for each person or group that we know owns 5% or more of our outstanding Company Shares, and for our directors and executive officers as a group.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Company Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days of June 23, 2014. Because the holders of our Preferred A Shares are entitled to identical rights as holders of our Ordinary Shares (except that Preferred A Shares have superior liquidation preferences) and because the Preferred A Shares are convertible into Ordinary Shares on a one for one basis at any time at the election of the holders thereof, we have included such shares together with our Ordinary Shares in calculating the number of shares held, and beneficial ownership percentages, provided below, indicating, however, where applicable, as to the number of Preferred A Shares included in the ownership of any shareholder listed below. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table possess sole voting and investment power for all Company Shares held by them. Applicable percentage ownership in the following table is based on 4,506,724 Ordinary Shares outstanding as of June 23, 2014, which include 326,797 Ordinary Shares issuable upon conversion of an equivalent number of Preferred A Shares.

Ordinary Shares Beneficially Owned (as of June 23, 2014)

Name and Address	Number		Percent of Class
Lewis Opportunity Fund Group 45 Rockefeller Center Suite 2570 New York, NY 10111	733,388	(1)	16.3%
Jerusalem High-tech Founders, Ltd. c/o Hamotal Insurance Agency 9 HaRatom Street Har Hotzvim Jerusalem 41450 Israel	356,721	(2)	7.9%
Memy Ish-Shalom 1 Grant Road, Westborough, MA, 01581	303,104		6.7%
Telvent Investments, S.L Valgrande 6, 28108 Alcobendas, Madrid, Spain	297,081		6.6%

Ephraim Fields	196,145	(3a)	4.3	%(3b)

All directors and executive officers as a group (8 persons)	1,510,386	(4)	33.5%

(1)	Includes

(i) 386,211 Ordinary Shares held by Lewis Opportunity Fund LP, and (ii) 347,177 Ordinary Shares held by Mr. Austin Lewis, who serves on our board of directors and has a financial interest in The Lewis Opportunities Fund Group.

(2)

Includes (i) 1,315 Ordinary Shares held by Jerusalem High-tech Founders Ltd., (ii) 32,593 Ordinary Shares, in the aggregate, held by Mr. HaCohen and Mr. Morgenstern, who serve on our board of directors and have a financial interest in Jerusalem High-tech Founders, Ltd. and Jerusalem Technology Investments Ltd., and (iii) 322,813 Preferred A Shares, which can be converted to Ordinary Shares on a one-for-one basis at any time, held by Jerusalem High-tech Founders Ltd.
(3)	a. Represents shares beneficially owned as of January 23, 2014, as indicated in the report of beneficial ownership on Schedule 13G filed by Ephraim Fields on January 24, 2014.
b. As of June 23, 2014, if the number of shares beneficially owned by Ephraim Fields has not changed, this shareholder’s percentage ownership of our outstanding ordinary shares will have dropped below 5% (based on an increase in the number of our outstanding ordinary shares from the number upon which the percentage expressed in this shareholder’s Schedule 13G was based, to the actual number of our outstanding shares as of June 23, 2014). We cannot verify, however, as to this shareholder’s actual holdings as of June 23, 2014 and we have therefore included this shareholder in the above beneficial ownership table, based on the possibility that his holdings may still exceed 5% of our outstanding ordinary shares.
(4)	This number includes the following shares beneficially owned by those directors and executive officers who beneficially own more than 1% of our outstanding shares: (i) 334,362 shares or 7.4% of our outstanding shares beneficially owned by Samuel HaCohen, the Executive Chairman of our board of directors, out of which (a) 10,234 Ordinary Shares are held directly by Mr. HaCohen and (b) 322,813 Preferred A Shares and 1,315 Ordinary Shares are held by Jerusalem High-tech Founders Ltd (“Jerusalem High-tech”); (ii) 346,487 shares or 7.7% of our outstanding shares beneficially owned by Vladimir Morgenstern, a director of ours, out of which (a) 22,359 Ordinary Shares are held directly by Mr. Morgenstern, and (b) 322,813 Preferred A Shares and 1,315 Ordinary Shares are held by Jerusalem High-tech (the 322,813 Preferred A Shares, 1,315 Ordinary Shares held by Jerusalem High-tech are included only once under the aggregate directors and executive officers’ beneficial ownership); (iii) 303,104 Ordinary Shares or 6.7% of our Ordinary Shares held by Memy Ish-Shalom, our president and chief executive officer; (iv) 733,388 shares or 16.3% of our outstanding shares, beneficially owned by Austin W. Lewis IV, a director of ours, out of which (a) 347,177 Ordinary Shares are held by Mr. Lewis, and (b) 386,211 Ordinary Shares are beneficially owned by Lewis Opportunity Fund Group and its affiliates (as described in footnotes 1(i),and 1(ii) above), which Mr. Lewis may be deemed to beneficially own due to his financial interest in the Lewis Opportunity Fund Group and (v) 84,673 Ordinary Shares or 1.9% of our Ordinary Shares held by Yohanan Engelhardt, our chief financial officer. There are no options and restricted shares granted to our directors and executive officers that are exercisable or for which the restrictions thereon lapse within 60 days of June 23, 2014. The number of shares in this row which are counted as beneficially owned by our executive officers and directors excludes the 297,081 Ordinary Shares held by Telvent since none of our current directors or officers is affiliated with Telvent (despite its general Board appointment rights).

Other than as detailed immediately above, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we are required to file reports and other information with the SEC. You may read and copy these materials, including this annual report and the accompanying exhibits and reports and other information that we have previously filed, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1(800)-SEC-0330. The SEC maintains an Internet Site at http://www.sec.gov that contains reports and other information that we file electronically. In addition, documents referred to in this annual report may be inspected at our offices located at 8 HaMarpe Street, Science Based Industries Campus, Har Hotzvim, Jerusalem, Israel 91450.

The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about ViryaNet and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on April 29, 2013; and

•	Reports of Foreign Private Issuer on Form 6-K submitted on February 28, 2013, May 21, 2013, August 15, 2013, November 7, 2013, February 10, 2014, May 19, 2014, June 2, 2014, June 11, 2014, and June 18, 2014.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Ordinary Shares.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED JUNE 29, 2014. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

Management knows of no other business to be transacted at the Special Meetings; but, if any other matters are properly presented to the Special Meetings, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Samuel Hacohen SAMUEL HACOHEN
Chairman of the Board of Directors

Jerusalem, Israel

June 29, 2014

APPENDIX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

Verisae, Inc.,

Viking Acquisition Ltd.,

and

ViryaNet Ltd.

Dated as of June 10, 2014

-ii-

TABLE OF CONTENTS (cont’d.)

-iii-

TABLE OF CONTENTS (cont’d.)

-iv-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 10, 2014 by and among Verisae, Inc., a Minnesota corporation (“Parent”), Viking Acquisition Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), and ViryaNet Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

W I T N E S S E T H:

WHEREAS, the parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, the Company will become a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the Boards of Directors of Parent and Merger Sub have each (i) approved this Agreement, the Merger and the other transactions contemplated hereby, and (ii) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholders; and the Board of Directors of Merger Sub has also determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors;

WHEREAS, simultaneously with the execution and delivery of this Agreement, the sole shareholder of Merger Sub has approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition to and inducement of Parent’s willingness to enter into this Agreement: (i) certain shareholders of the Company are entering into voting undertakings (the “Voting Undertakings”), (ii) certain shareholders of the Company are entering into Noncompetition, Nonsolicitation, Nondisclosure and Release Agreements (the “Noncompete Agreements”), and (iii) each of the directors of the Company is executing a resignation letter, the effectiveness of which is as of and conditioned on the consummation of the Merger;

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“102 Trustee” shall mean the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Securities and Company 102 Shares.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than fifteen percent (15%) of the Company Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than fifteen percent (15%) of the Company Shares outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, business combination, scheme of arrangement or similar transaction involving the Company and/or any of its Subsidiaries (except for any such transaction between or among two or more of the Company’s Subsidiaries); (iii) a sale, lease, exchange, license, transfer, acquisition or disposition of more than fifteen percent (15%) of the total consolidated assets of the Company and its Subsidiaries (including for this purpose the outstanding equity securities of the Company’s Subsidiaries); (iv) a recapitalization, restructuring, liquidation, dissolution or other winding up of the Company; or (v) any issuance by the Company individually or in the aggregate of over fifteen percent (15%) of its equity securities, except pursuant to the exercise of options or settlement of RSUs that are outstanding as of the date hereof.

“Adjustment Amount” shall mean, an amount (whether positive or negative) equal to, as of the Closing, (i) the sum of cash and cash equivalents of the Company and its Subsidiaries held in their bank accounts (net of any outstanding checks and excluding any restricted cash) minus (ii) (A) all Indebtedness of the Company and its Subsidiaries, and (B) all Transaction Expenses. For the avoidance of doubt, any cash that is restricted solely by Liens that will be released upon the repayment of Indebtedness at Closing shall not be treated as restricted cash for purposes of determining the Adjustment Amount (and shall be treated as cash and cash equivalents).

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” shall mean the Voting Undertakings, the Noncompete Agreements, the Paying Agent Agreement and the other agreements and instruments provided for, contemplated herein or executed and delivered in connection with this Agreement.

“Antitrust Law” shall mean any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the banks in New York or Israel are authorized by Law or executive order to be closed.

“Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2014.

“Company Balance Sheet Date” shall mean March 31, 2014.

“Company Board” shall mean the Board of Directors of the Company.

“Company Intellectual Property Rights” shall mean all Intellectual Property and Intellectual Property Rights (including any applications therefor) (a) owned, purported to be owned, used or filed by the Company or any of its Subsidiaries; (b) incorporated by the Company or any of its Subsidiaries in, or otherwise used in connection with, Company Products; or (c) licensed to the Company or any of its Subsidiaries, in each case, that have been used in the conduct of the business of the Company or any of its Subsidiaries in the past seven (7) years or are used in the conduct of the business of the Company or any of its Subsidiaries as currently conducted and as currently proposed to be conducted.

“Company Material Adverse Effect” shall mean any change, effect, event or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by the Company in this Agreement, that has had, is, or is reasonably likely to (a) have, a material adverse effect, whether in the short-term or long-term, on the financial condition, properties, assets (including intangible assets), liabilities, business, capitalization, operations or results of operations of the Company and its Subsidiaries, taken as a whole or (b) materially impede the ability of the Company to consummate the Merger and to perform its obligations under this Agreement and the Ancillary Agreements; provided, however, that, with respect to clause (a), no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from or arising out of any of the following (following the date hereof) shall be deemed to be or constitute a “Company Material Adverse Effect,” and (with respect to clause (a)) no Change (by itself or when aggregated or taken together with any and all other such Changes) resulting from or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates, or conditions in the global economy generally;

(ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates;

(iii) conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;

(iv) political conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations, or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations;

(v) changes in Law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes in GAAP or other accounting standards applicable to the Company or its Subsidiaries (or the authoritative interpretation thereof);

(vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations;

(vii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including impact thereof on the relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors or other business partners;

(viii) any action or omission expressly required by Law or the terms of this Agreement or at the written request or with the written consent of Parent or any of its Affiliates;

(ix) changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself, but not the underlying cause of such changes; or

any failure of the Company to meet any securities analysts’ projections, internal projections or forecasts or estimates of earnings or revenues, but not the underlying cause of such failure; except and only to the extent that the Changes resulting from or arising out of the matters described in clauses (i) through (vi) above do not disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the Company’s and its Subsidiaries’ field of operation, in the countries or regions of the world in which the Company or its Subsidiaries conduct business (i.e., only the extent of such disproportionate effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur).

“Company Products” shall mean all products and services of the Company and its Subsidiaries that are currently marketed or sold by or for the Company or its Subsidiaries, or with respect to which the Company or any of its Subsidiaries, has provided any indemnity or a warranty.

“Company Software” shall mean all Software used in or necessary for the conduct of the business of the Company or any of its Subsidiaries and owned or held for use by the Company or any of its Subsidiaries.

“Company RSUs” shall mean each award of restricted stock units outstanding under any of the Company Stock Plans.

“Company RSUs Holders” shall mean the holders of Company RSUs.

“Company Stock Plans” shall mean the Company’s 2005 Israeli Share Option and Restricted Share Incentive Plan and 2005 International Share Option and Restricted Share Incentive Plan, in each case, as may be amended from time to time.

“Company Shareholders” shall mean holders of Company Shares.

“Company Technology” shall mean all Technology used in or necessary for the conduct of the business of the Company or any of its Subsidiaries and owned or held for use by the Company or any of its Subsidiaries.

“Continuing Employees” shall mean all employees of the Company and its Subsidiaries as of the Effective Time.

“Contract” shall mean any written or oral contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease or other legally binding instrument or arrangement.

“Effective Time Holder” shall mean a Company Shareholder as of immediately prior to the Effective Time.

“Environmental Law” shall mean all applicable federal, state, local or foreign Laws, codes, rules, orders, ordinances, permits, requirements, final governmental determinations, statutes and regulations promulgated thereunder, relating to pollution or the protection of the environment, including without limitation, any Laws relating to protection of the environment which regulate the management or disposal of Hazardous Substances.

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any arbitrator, court, tribunal or judicial body of competent jurisdiction, any stock exchange or similar self-regulatory organization, in each case whether federal, state, county, provincial, and whether local or foreign.

“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other

Governmental Authority, or judicial or arbitral body thereof, any outstanding application to receive the same filed by the Company or any of its Subsidiaries, including, any Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of its Subsidiaries, under applicable Laws, and further including without limitation, by or on behalf of or under the authority of the OCS, the Investment Center, the BIRD Foundation or any other bi/multi-national grant programs for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority.

“Hazardous Substance” shall mean (A) any chemicals, substance, material or waste that is characterized or regulated under any Environmental Law as “hazardous”, “hazardous wastes”, “hazardous materials”, “toxic substances”, “toxic,”, “chemical substances”, “pesticides”, “contaminants”, or “oil” or (B) any petroleum or petroleum products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls, urea formaldehyde foam insulation, radon and any other substance defined or designated as hazardous, toxic or harmful to human health, safety or the environment under any Environmental Law.

“Indebtedness” shall mean, with respect to a Person, without duplication, (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price payable by such Person in connection with the purchase of any other Person’s share capital; a merger of such other Person into such Person or the purchase by such Person of all or substantially all of the assets of any other Person (other than an individual), (c) all obligations evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities and (g) any liability of others described in clauses (a) through (f) above which such Person has guaranteed or that is otherwise such Person’s legal liability (including pursuant to any keepwell agreement), and including in clauses (a) through (f) above any accrued and unpaid interest and any prepayment or other penalties related thereto.

“Intellectual Property” shall mean all intellectual property, regardless of form, whether protected, created or arising under the Laws of Israel or any foreign jurisdiction, including: (i) published and unpublished works of authorship, including audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, mask works, and sound recordings (“Works of Authorship”); (ii) inventions and discoveries, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (“Inventions”); (iii) trademarks, service marks, trade names (whether registered or unregistered), service names, brand names, brand marks, trade dress rights, Internet domain names, emblems, signs or insignia, words, names, symbols, devices, designs, and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, including logos, product designs, and product features and including all goodwill associated with the foregoing (“Trademarks”); (iv) confidential and proprietary information, or non-public processes, that derive economic value from not being generally known or readily ascertainable through proper means, whether tangible or intangible, including to the extent embodied in algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, techniques, specifications, Technology, concepts, trade secrets, discoveries and technical data and information (“Trade Secrets”); (v) copyrights, whether registered or unregistered, and whether or not registrable, (including copyrights in Software), mask work rights and registrations and applications therefore and all moral and common law rights therein, including rights under Section 45 of the Israeli Copyright Law 2007 or under any other similar provision of any Law of any applicable jurisdiction (“Copyrights”); (vi) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (“Patents”); (vii) Software; (viii) Technology; (ix) all applications, registrations and permits related to any of the foregoing clauses; and (x) any and all other similar proprietary rights in any jurisdiction.

“Intellectual Property Rights” shall mean all common law and statutory rights in, arising out of, or associated with Intellectual Property in any jurisdiction, including: (i) rights in, arising out of, or associated with Works of Authorship; (ii) rights in, arising out of, or associated with Inventions or Patents (“Patent Rights”); (iii) rights in, arising out of, or associated with Trademarks (“Trademark Rights”); (iv) rights in, arising out of, or associated with Trade Secrets; and (v) rights in, arising out of, or associated with Copyrights.

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“Intervening Event” shall mean an event, development or change in circumstances (other than the receipt of an Acquisition Proposal) that is material to the Company and its Subsidiaries, taken as a whole, occurring, arising or coming to the attention of the Company Board after the date of this Agreement and prior to obtaining the Company Shareholder Approval, and which (i) was not known and not reasonably foreseeable to the Company Board as of or prior to the date of this Agreement, (ii) did not result from a breach of this Agreement by the Company, and (iii) did not result or is associated with the receipt of an Acquisition Proposal.

“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy (previously, the Ministry of Industry Trade and Labor).

“Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge of the Company’s Chief Executive Officer, Chief Financial Officer and Chairman of the Board after reasonable inquiry; provided, that if any of such persons does not make such reasonable inquiry, in circumstances where a reasonable person holding a similar position would have made such inquiry, then such person shall be deemed to have, in addition to his or her own actual knowledge, the actual knowledge had he or she conducted such inquiry.

“Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any lawsuit, litigation, arbitration or other similarly formal legal proceeding (in each case, whether civil, criminal or administrative), brought by or pending before any Governmental Authority.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal or preemptive right.

“made available” shall mean that the Company has posted such materials, on or before 10:00 a.m., EST, on the date that is two (2) Business Days prior to the date hereof, to the electronic dataroom maintained by the Company under the project name “Viking” at https://services.intralinks.com/.

“Merger Consideration” shall mean a cash amount equal to (i) $18,825,000 (eighteen million eight hundred and twenty five thousand US Dollars), plus (ii) the Adjustment Amount, if the Adjustment Amount is positive, or minus (iii) the Adjustment Amount, if the Adjustment Amount is negative.

“OCS” shall mean the Office of the Chief Scientist of the Israeli Ministry of Economy (previously, the Ministry of Industry, Trade and Labor).

“OCS Notice” shall mean the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the OCS in connection with the Merger in accordance with the Israeli Encouragement of Industrial Research and Development Law, 1984, which may be submitted by the Company at any time following the date hereof but not later than the Closing.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“OTCQB” shall mean OTCQB marketplace of OTC Markets Group.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.

“Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the

Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

“Personal Data” means information from or about an individual person whose use, aggregation, holding or management is restricted under any applicable Law, including, but not limited to, an individual person’s: (a) personally identifiable information (e.g. name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person; (b) Internet Protocol address or other persistent identifier; and (c) “information” as defined by the Israeli Privacy Protection Law, 1981 and any other applicable Law, and whether or not such “information” constitutes “sensitive information” as defined thereunder.

“Permitted Liens” shall mean any of the following: (i) Liens for Taxes either not yet due or which are identified in Section 1.1 of the Company Disclosure Letter as being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP through the Effective Time; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, or materialmen’s Liens incurred in the ordinary course of business; (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation incurred in the ordinary course of business; (iv) statutory, common law or contractual liens of landlords which are not as a result of default; (vi) with respect to Intellectual Property and Intellectual Property Rights, restrictions on use or transfer specifically set forth in any non-exclusive license agreements granted by the Company or any of its Subsidiaries in connection with the sale and license of Company Products to their respective customers and that were entered into in the ordinary course of business and consistent with past practice, provided that copies of which were provided to the Parent.

“Per Ordinary Share Merger Consideration” shall mean (A) the Merger Consideration minus the Preferred Shares Liquidation Preference, divided by (B) the Ordinary Shares and RSUs vested and outstanding as of the Closing (excluding, for the avoidance of doubt, Ordinary Shares issuable upon automatic conversion of the Preferred A Shares immediately prior to the Effective Time).

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Per Preferred A Share Merger Consideration” means $7.65 (seven U.S. Dollars and sixty-five cents).

“Preferred Shares Liquidation Preference” means (A) the Preferred A Shares issued and outstanding immediately prior to the Effective Time multiplied by (B) Per Preferred A Share Merger Consideration.

“Representative” shall mean, with respect to any Person, any direct or indirect Subsidiary of such Person, or any officer, director, employee, investment banker, attorney or other authorized agent, advisor or representative of such Person or any direct or indirect Subsidiary of such Person.

“Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Software” shall mean computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, firmware, display screens, layouts, development tools, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Superior Proposal” shall mean any unsolicited bona fide written Acquisition Proposal (except that the for purposes of the definition of “Superior Proposal”, the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to fifty percent (50%)) that the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), after taking into account all relevant legal, financial, regulatory and other aspects and the terms of such Acquisition Proposal (including the form of consideration), (A) would be more favorable, from a financial point of view, to the Company Shareholders (in their capacity as such) than the Merger (after giving effect to any adjustments to the terms of this Agreement proposed by Parent in response to such third party offer), (B) is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal, (C) to the extent financing is required, such financing is then fully committed and unconditional, other than being subject to the Closing, and (D) provide for consideration consisting exclusively of cash and/or publicly traded and freely marketable (other than limitations under applicable securities laws with respect to sale of securities by Affiliates) securities, listed for trading on a reputable stock exchange (with any national stock exchange in the US or Israel deemed as such).

“Tax” shall mean (i) any and all federal, state, local and foreign taxes, including taxes based upon or measured by gross receipts, capital gain, windfall, income, profits, severance, property, production, sales, use, license, excise, franchise, employment, social security and occupation (including Israeli national insurance (Bituach Leumi) and national health insurance (Bituach Briyut Mamlachti)), and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Section 59A of the Code) (including, for the avoidance of doubt, any liability arising from any Law relating to escheat or unclaimed property) or any other tax, custom, duty or other like assessment or charge of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on an affiliated, combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any indemnification or Tax sharing arrangement), as a result of being a transferee or successor, or otherwise.

“Technology” shall mean all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, Internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used in the design, development, reproduction, maintenance or modification of any of the foregoing.

“Transaction Expenses” shall mean (i) all fees, commissions, bonuses and expenses (including any and all legal, accounting, consulting, investment banking, financial advisory, data room provider and brokerage fees, commissions, bonuses and expenses) incurred or committed to at or prior to (whether payable at, prior to or after) the Closing Date by the Company, any of its Subsidiaries or any other Person (for which the Company or its Subsidiaries pay or reimburse others or, may otherwise be obligated to pay or reimburse others or may be or may become liable) in connection with this Agreement, the Merger or any of the transactions contemplated hereby, and (ii) the Ordinary Bonuses and all Taxes payable by the Company and its Subsidiaries or for which the Company and its Subsidiaries are otherwise liable in connection therewith (in each case, to the extent not paid prior to the Closing)). For the avoidance of doubt, the premium payable for the Reporting Tail Endorsement as well as the amounts required to be disclosed under Section 1.1(a) of the Company Disclosure Letter shall be deemed to be “Transaction Expenses”. Notwithstanding the foregoing, Transaction Expenses shall not include any of the amounts set forth in Section 1.1(b) of the Company Disclosure Schedule.

Section 1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
102 Amounts	Section 2.8(d)(i)
Alternative Acquisition Agreement	Section 5.3(b)
Agreement	Preamble
Approval	Section 3.5
Assignee	Section 10.3
Capitalization Date	Section 3.6(a)
Certificate of Merger	Section 2.3
Certificates	Section 2.8(c)
Change	Section 1.1
Changes	Section 1.1
Charter Documents	Section 3.1

Term	Section Reference
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 2.8(f)
Collective Bargaining Agreement	Section 3.18(a)
Companies Registrar	Section 2.3
Company	Preamble
Company 102 RSUs	Section 2.8(d)(i)
Company 102 Securities	Section 2.8(d)(i)
Company 102 Shares	Section 2.8(b)
Company Board Recommendation	Section 5.3(a)
Company Board Recommendation Change	Section 5.3(b)
Company Certificate	Section 2.8(j)
Company Disclosure Letter	Preamble
Company Plans	Section 6.2(a)
Company Reports	Section 3.8
Company Securities	Section 3.6(b)
Ordinary Shares	Section 2.7(a)(i)
Company Shareholder Approval	Section 3.2
Company Shareholders Meeting	Section 7.3(a)
Confidentiality Agreement	Section 7.8
Certificates	Section 2.8(c)
Effective Time	Section 2.2
Employee Plans	Section 3.17(a)
ERISA Affiliate	Section 3.17(a)
Exchange Fund	Section 2.8(b)
FCPA	Section 3.20(b)
Financial Statements	Section 3.9(a)
Funded International Employee Plan	Section 3.17(i)
ICL	Recitals
Information Agent	Section 2.8(a)
Interim Option Tax Ruling	Section 7.9(a)
IPL	Section 3.15(h)
Israeli Employees	Section 3.18(d)
ITA	Section 2.8(f)
Inventions	Section 1.1
Joint Venture Interests	Section 3.7(f)
Leased Real Property	Section 3.13(b)
Leases	Section 3.13(b)
Letter of Transmittal	Section 2.8(c)
Material Contract	Section 3.12(a)
Material Employee Plans	Section 3.17(a)
Merger	Recitals
Per Ordinary Share Merger Consideration	Section 2.7(a)(i)
Merger Proposal	Section 7.4(a)
Merger Sub	Preamble
OECD Convention	Section 3.20(b)
Options Tax Ruling	Section 7.9(a)
ordinary share	Section 2.7(a)(i)
Outside Date	Section 9.1(c)
Company Products	Section 3.15(b)

Term	Section Reference
Parent	Preamble
Parent Plans	Section 6.2(a)
Patent Rights	Section 1.1
Paying Agent	Section 2.8(a)
Payor	Section 2.8(f)
Permits	Section 3.19
Preferred A Shares	Section 2.7(a)(i)
Primary Company Executives	Section 3.17(h)
Prohibited Payment	Section 3.20(b)
Proxy Statement	Section 7.3(a)
R&D Sponsor	Section 3.15(i)
Recommendation Change Notice	Section 5.3(b)
Registered Intellectual Property	Section 3.15(a)
Related Party	Section 3.23
Senior Representatives	Section 5.2(b)
Subsidiary Securities	Section 3.7(d)
Surviving Company	Section 2.1
Tax Returns	Section 3.16(a)
Termination Fee	Section 9.3(b)(i)
Trademark Rights	Section 1.1
Trademarks	Section 1.1
Transition Period SEC Report	Section 7.10(b)
Uncertificated Shares	Section 2.8(c)
WARN	Section 3.18(b)
Works of Authorship	Section 1.1
Withholding Tax Ruling	Section 7.9(b)

Section 1.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d) Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(e) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f) Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(g) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(h) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company (the “Surviving Company”) and shall (a) become a wholly owned direct Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 2.2 The Closing. Unless this Agreement shall have been terminated in accordance with Article IX, the closing of the Merger (the “Closing”) will occur at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan 52506, Israel, at 10:00 a.m. (local time) not later than on the second Business Day following the date on which each of the conditions set forth in Article VIII is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), or at such other time, date and location as the parties hereto shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 2.3 Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

Section 2.4 Effect of the Merger. The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (iii) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 2.5 Memorandum and Articles of Association.

(a) At the Effective Time, the Articles of Association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Association of the Surviving Company, until duly amended as provided therein, herein and by applicable Law.

(b) Unless otherwise determined by Parent prior to the Effective Time, the memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Company until thereafter amended as provided therein or by applicable Law.

Section 2.6 Directors and Officers.

(a) Directors. The parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

(b) Officers. At the Effective Time, the officers of Merger Sub immediately before the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 2.7 Effects on Share Capital.

(a) Share Capital. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) Conversion of Company Shares. Each (i) Ordinary Share, nominal value five New Israeli Shekels (NIS 5.00) per share, of the Company (collectively, the “Ordinary Shares”) issued and outstanding immediately prior to the Effective Time, other than Company Shares canceled pursuant to Section 2.7(a)(ii), shall automatically be converted into and represent the right to receive the Per Ordinary Share Merger Consideration and (ii) each Preferred A Share, nominal value five New Israeli Shekels (NIS 5.00) per share, of the Company (“Preferred A Shares” and collectively with the Ordinary Shares, the “Company Shares”) issued and outstanding immediately prior to the Effective Time shall automatically be converted into Ordinary Share on a one-to-one basis, and, immediately thereafter, shall automatically be converted into and represent the right to receive the Per Preferred A Share Merger Consideration, in each case of (i) and (ii)—in cash, without interest and less applicable Taxes required to be withheld, upon the surrender of the certificate representing such Company Share (or receipt of an “agent’s message” or other acceptable evidence of transfer if such Company Share is uncertificated) in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10). The amount of cash each Effective Time Holder is entitled to receive shall be rounded to the nearest cent, and computed after aggregating all cash amounts for all Company Shares held by such Effective Time Holder.

(ii) Parent-Owned Shares and Stock Held in Treasury. Each Company Share held in the treasury of the Company or owned by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, if any, shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist.

(iii) Share Capital of Merger Sub. Each ordinary share, nominal value one New Israeli Shekel (NIS 1.00) per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one validly issued, fully paid and nonassessable ordinary share, nominal value one New Israeli Shekel (NIS 1.00) per share, of the Surviving Company and such ordinary shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(b) Adjustment to the Per Share Merger Consideration. Without limiting the other provisions of this Agreement, including Section 5.1 hereof, the Per Ordinary Share Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Per Ordinary Share Merger Consideration shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

(c) Company RSUs.

(i) At the Effective Time, each Company RSU outstanding immediately prior to the Effective Time, whether vested or not, shall be canceled in exchange for the right to receive the Per Ordinary Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment, and paid in accordance with the applicable terms and conditions of such Company RSU and the Options Tax Ruling. From and after the Effective Time, all Company RSUs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company RSU shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Per Ordinary Share Merger Consideration payable hereunder.

(ii) Prior to the Effective Time, the Company shall adopt resolutions and take any other actions that are reasonably necessary under the Company Stock Plans and/or award agreements (including providing Company RSUs Holders with notice of their rights with respect to any such Company RSUs as provided herein and/or obtaining such Company RSUs Holders’ consents, in each case to the extent required by the terms of the applicable Company Stock Plans or award agreements) to effectuate the provisions of this Section 2.7(c).

(iii) The amount of cash each Company RSUs Holder is entitled to receive for the Company RSUs held by such holder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company RSUs held by such holder.

Section 2.8 Payment Procedures.

(a) Paying Agent. Prior to the Effective Time (but in no event later than three (3) Business Days prior to the Closing Date), Parent shall select (i) a bank or trust company reasonably acceptable to the Company to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in form reasonably satisfactory to the Company and Parent; and (ii) to the extent necessary in light of the provisions of the Withholding Tax Ruling, an information agent reasonably acceptable to the Company (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Company.

(b) Exchange Fund. Immediately after the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (including Company Shares issued upon exercise of options which are Company 102 Securities, if any, (“Company 102 Shares”)) pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which such holders of Company Shares become entitled under this Article II (such cash amount being referred to herein as the “Exchange Fund”). The Exchange Fund shall be invested by the Paying Agent, as directed by Parent or the Surviving Company, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America.

Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.7(a)(i), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by Section 2.7(a)(i).

(c) Payment Procedures with respect to Company Shares. Promptly following the Effective Time, Parent and the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and (ii) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Per Ordinary Share Merger Consideration payable in respect of each Ordinary Share pursuant to Section 2.7(a)(i) (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), (the “Letter of Transmittal”), (B) a declaration in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the applicable portion of the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained), the Code, or any provision of state, local, Israeli or foreign Law, and/or (C) instructions (including instructions from the Paying Agent) for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the applicable portion of the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Upon surrender of Certificates (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with the Letter of Transmittal and the declaration for Tax withholding purposes (and such other documents as may reasonably be required by the Paying Agent consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the portion of the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request consistent with customary practice) in the case of a book-entry transfer of Uncertificated Shares, together with the Letter of Transmittal and the declaration for Tax withholding purposes (and such other documents as may reasonably be required by the Paying Agent), duly completed and validly executed in accordance with the instructions thereto, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the portion of the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled. The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the portion of the Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.8. Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the portion of the Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II. No Effective Time Holder who is a record holder of Company Shares shall be entitled to receive any amount held by the Paying Agent, unless such holder surrenders its Certificate (or affidavits of loss in lieu thereof) or Uncertificated Share and an executed Letter of Transmittal for payment in accordance with this Section 2.8(c). Payments and deliveries to be made under this Agreement shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal. Notwithstanding anything to the contrary in this Section 2.8(c), any portion of the Merger Consideration payable in respect of Company 102 Shares shall be transferred by the Paying Agent, in accordance with the terms of this Section 2.8(c) (including the requirement to surrender the Certificates and

Letter of Transmittal by the 102 Trustee with respect to such Company 102 Shares), to the 102 Trustee, for the benefit of the beneficial owners thereof, and be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(d) Payment Procedures With Respect to RSUs.

(i) Immediately after the Effective Time, Parent shall transfer (or cause the Paying Agent to transfer) the aggregate Per Ordinary Share Merger Consideration payable with respect to RSUs granted under Section 102 of the Ordinance (the “Company 102 RSUs” and, together with the Company 102 Options, the “Company 102 Securities”), to the 102 Trustee, on behalf of holders of Company 102 Options and Company 102 RSUs, as the case may be, in accordance with Section 102 of the Ordinance and the Option Tax Ruling, if obtained (the “102 Amounts”). The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(ii) Immediately after the Effective Time, Parent shall promptly deposit the aggregate amount of funds payable in respect of Company RSUs (other than Company 102 Securities) pursuant to Section 2.7 with the Company at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company RSUs (other than Company 102 Securities).

(e) Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the stock transfer books or ledger of the Company, or if the applicable portion of the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the applicable portion of the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Shares is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer taxes required by reason of the payment of the applicable portion of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer taxes have been paid or are otherwise not payable.

(f) Required Withholding. Notwithstanding anything to the contrary hereunder, Parent, its Subsidiaries, the Company, its Subsidiaries, the Surviving Company, the 102 Trustee and the Paying Agent (each a “Payor”) shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to and Section 2.7(c) (Company RSUs)) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Withholding Tax Ruling and the Options Tax Ruling, if obtained, the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), the Ordinance, or under any provision of applicable state, local, Israeli or foreign Tax Law; provided, however, that with respect to withholding of Israeli Tax, in the event any holder of record of Company Shares or Company RSUs provides the Payor, at least two (2) Business Days prior to the date of payment of such consideration, with a valid withholding certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article II to Parent’s reasonable satisfaction, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the portion of the Merger Consideration payable to such holder of record of Company Shares or Company RSUs, as applicable, shall be made only in accordance with the provisions of such withholding certificate. For such purpose the Withholding Tax Ruling and the Options Tax Ruling will be considered a valid withholding certificate provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented to join any such applicable ruling. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(g) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Company or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates (or affidavit of loss, prepared in accordance with the provisions of Section 2.10 hereof, in lieu thereof) or Uncertificated Shares shall not have been surrendered prior to one (1) year after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Certificate or Uncertificated Share would otherwise escheat to or become the property of any Governmental Authority), any such cash in respect of such Certificate or Uncertificated Shares shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims, rights or interest of any Person previously entitled thereto.

(h) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or Uncertificated Shares representing such Company Shares for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the applicable Merger Consideration, without interest, payable in respect of the Company Shares represented by such Certificates or Uncertificated Shares solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

(i) Company Certificate. Three (3) days prior to the Effective Time, the Company shall deliver to Parent (i) a certificate duly executed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer, setting forth: (A) the number of Company Shares that will be issued and outstanding as of immediately prior to the Effective Time, (B) the number of Company RSUs that will be issued and outstanding as of immediately prior to the Effective Time, (C) a schedule setting forth in reasonable detail the Adjustment Amount (including cash, cash equivalents and Indebtedness as of immediately prior to the Effective Time), and (D) an itemized schedule setting forth a true and correct list of all Transaction Expenses and stating which of such amounts were paid prior to the Effective Time (the “Company Certificate”), (ii) a bank statement or statements evidencing the Company’s cash balance as of the date of the Company Certificate, and (iii) such other supporting documentation as may reasonably requested by Parent in order to validate and support the information set forth in the Company. Subject to Parent being reasonably comfortable with the Adjustment Amount set forth in the Company Certificate, the Per Ordinary Share Merger Consideration shall be calculated pursuant to the Adjustment Amount set forth in the Company Certificate and in accordance with the terms of this Agreement.

Section 2.9 No Further Ownership Rights in Company Shares. From and after the Effective Time, all Company Shares (including Company RSUs) shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the portion of the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.

Section 2.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay the portion of the Merger Consideration in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof and a reasonable and customary agreement by such holder to indemnify and hold harmless Parent from and against any losses in connection therewith (such affidavit to be in a form attached to the Letter of Transmittal).

Section 2.11 No interest. No interest shall accumulate on any amount payable in respect of any Company Shares, or Company RSUs in connection with the Merger.

Section 2.12 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company are fully authorized in the name and on behalf of the Company and the Company Shareholders to take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization; Good Standing. The Company is a company duly organized and validly existing under the laws of the State of Israel, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease, operate or otherwise hold its properties and assets. The Company is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered or made available to Parent a complete and correct copy of the articles of association, as amended to date, of the Company and a complete and correct copy of the memorandum of association, as amended to date, of the Company (the “Charter Documents”) and the Company is not in default in the performance, observation or fulfillment of such documents in any material respect.

Section 3.2 Corporate Power; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, to perform its covenants and obligations hereunder and, subject to obtaining the approval of this Agreement by holders of at least 75% of (i) the Company Shares voted (in person or by proxy) at the Company General Meeting (not counting any absentee votes), (ii) the Ordinary Shares voted (in person or by proxy) at the Company Ordinary Class Meeting (not counting any absentee votes), and (iii) the Preferred A Shares voted (in person or by proxy) at the Company Preferred Class Meeting (not counting any absentee votes) (collectively, the “Company Shareholder Approval”), to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement or any of Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby, other than (assuming the accuracy of the representations and warranties in Section 4.7 below) obtaining the Company Shareholder Approval for the consummation of transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and at or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after such execution and delivery constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 3.3 Board and Shareholders Actions.

(a) At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of ICL and the Charter Documents, the Company Board has validly (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, and (iii) subject to the provisions of this Agreement, resolved to recommend that the Company’s shareholders vote for the approval of this Agreement, the Merger and the other transactions contemplated hereby.

(b) Assuming the receipt of the Company Shareholder Approval, no other vote of holders of Company Shares is necessary in order to approve and adopt this Agreement and the Merger under the ICL and the Company Charter.

(c) Section 3.6(b)Section 3.3(c) of the Company Disclosure Letter sets forth a true and complete list of all directors and officers of the Company and its Subsidiaries, all of which have been and are duly elected or appointed, as the case may be.

Section 3.4 Non-Contravention.

(a) The execution and delivery by the Company of this Agreement or any of the Ancillary Agreements to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (A) (i) contravene, violate or conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, (ii) result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or a right to challenge the transactions contemplated hereby under, (iii) result in a loss of a material benefit under, (iv) give rise to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, (a) the Charter Documents of the Company, (b) the charter, bylaws or other constituent documents of any of the Company’s Subsidiaries, (c) subject to obtaining the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter, any Material Contract, or (d) assuming the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter and the Approvals referred to in Section 3.5 of this Agreement are obtained or made and subject to obtaining the Company Shareholder Approval (assuming the accuracy of the representations and warranties in Section 4.7 below), any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound, or (B) subject to obtaining the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter, result in the creation of any Lien upon any of the material properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (A)(c) and (A)(d) above, for such violations, conflicts, defaults, terminations or accelerations which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has delivered to Parent prior to the date hereof an itemized schedule containing: (i) a true and correct list of all Transaction Expenses that have been paid as of the date hereof, and (ii) a good faith estimate of all additional Transaction Expenses that are expected to be incurred by the Company and or its Subsidiaries through the Closing.

Section 3.5 Required Approvals. No consent, clearance, approval, Order or authorization of, or filing or registration with, or expiration or termination of any waiting period required by, or notification to (any of the foregoing being referred to herein as an “Approval”), any Governmental Authority or any other Person is required on the part of the Company or any of its Subsidiaries in connection with the execution or delivery by the Company of this Agreement or any Ancillary Agreement, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, other than (a) the OCS Notice, (b) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (c) the filings and other Approvals as may be required under the Exchange Act, (d) the filings and other Approvals as may be required under the rules and regulations of the OTCQB, (e) receipt of the Options Tax Ruling and the Withholding Tax Ruling, (f) such filings and other Approvals as may be required solely by reason of Parent’s or Merger Sub’s (as opposed to any third party’s) participation in the Merger or the other transactions contemplated hereby, and (g) such other Approvals the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Company Capitalization.

(a) The registered (authorized) share capital of the Company consists of NIS 34,000,000 divided into 400,000 Preferred A Shares and 6,600,000 Ordinary Shares. At the close of business on the date of this Agreement (the “Capitalization Date”), (i) 326,797 Preferred A Shares and 4,179,927 Ordinary Shares were issued and outstanding, and (ii) there were 210,000 Company RSUs issued and outstanding. Except as set forth above, at the close of business on the Capitalization Date, no shares or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding Company Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive rights, subscription right or any similar right under any provision of the ICL, the Charter Documents or any Contract to which the Company is otherwise bound. Since the Capitalization Date, the Company has not (x) issued any Company Shares or Company RSUs or other securities, options or rights to acquire Company Shares or other rights that give the holder thereof any economic benefit accruing to the holders of any Company Shares, other than pursuant to the vesting and settlement of Company RSUs or as permitted by Section 5.1(b), or (y) granted, committed to grant or otherwise created or assumed any obligation with respect to any Company RSUs, other than as permitted by Section 5.1(b).

(b) Section 3.6(b) of the Company Disclosure Letter lists each Company RSU outstanding as of Capitalization Date, the Company Stock Plan under which such Company RSU was issued, whether such Company RSU is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code, or otherwise, the name of the holder thereof, the residence of such holder, the grant date and the expiration date. Section 3.6(b) of the Company Disclosure Letter lists with respect to each Company RSU (including exercised Company RSUs) granted to any person subject to Israeli taxation: (A) whether such Company RSU was granted pursuant to Section 102 of the Ordinance and specifying the subsection of Section 102 of the Ordinance pursuant to which such Company RSU was granted, (B) whether the holder thereof is an employee, director or consultant of the Company or any of the Company’s Subsidiaries (and the entity (either the Company or the relevant Company Subsidiary) receiving services from such person), (C) such person’s holding percentage in the Company (including on a fully diluted basis if it exceeds 5% of the outstanding share capital of the Company), (D) whether such person has relocated from or to Israel and (E) with respect to each Company 102 Security, the date on which the grant of such securities was approved by the board of directors of the Company. Except as set forth in this Section 3.6, there are (i) no outstanding shares of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company and Company RSUs, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Shares pursuant to the terms of Company Stock Plans.

(c) Except as set forth in Section 3.6 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of the Company or any of its Subsidiaries.

(d) The sum of the Preferred Shares Liquidation Preference is, and at the Effective Time will be, $2,499,997.

Section 3.7 Subsidiaries.

(a) Section 3.7(a) of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization, schedule of shareholders of and the individuals who comprise the board of directors or comparable body of each Subsidiary of the Company.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent either such concept is recognized under applicable Law, except where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect). Each of the Company’s Subsidiaries has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate or otherwise hold its respective properties and assets. Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent either such concept is recognized under applicable Law), except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) All of the outstanding share capital of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Liens under applicable securities Laws) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such share stock or other equity or voting interest) that would prevent the operation by the Surviving Company of such Subsidiary’s business as presently conducted.

(d) Except as set forth on Section 3.7(c) of the Company Disclosure Letter, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any share capital of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the share capital of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”), or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

(e) The Company has made available to Parent true and complete copies of the charter and other material organizational documents of each of its Subsidiary, in each case as amended through the date of this Agreement, and none of such Subsidiaries is in default in any material respect in the performance, observation or fulfillment of such documents.

(f) Section 3.7(f) of the Company Disclosure Letter sets forth a true and complete list of all share capital, membership interests, partnership interests, Joint Venture Interests and other equity interests in any Person (other than a Subsidiary of the Company) owned, directly or indirectly, by the Company or any Subsidiary of the Company as of the date of this Agreement. The term “Joint Venture Interests” means interests in any corporation or other entity (including partnership, limited liability company and other business association) that is not a Subsidiary of the Company and in which the Company or one or more of its Subsidiaries owns an equity interest (other than equity interests held for passive investment purposes which are less than 5% of any class of the outstanding voting securities or other equity of any such entity).

Section 3.8 Company Reports.

(a) Since January 1, 2011, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it under applicable Laws prior to the date hereof (all such forms, reports and documents, together with all documents filed or furnished on a voluntary basis and all exhibits and schedules thereto, the “Company Reports”). As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), (a) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act as in effect on the date such Company Report was filed, and (b) each Company Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company Report, except as disclosed in certifications filed with the Company Reports. To the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC review or investigation.

(b) As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.

(c) Each Transition Period SEC Report (as defined in Section 7.10(b)) filed or furnished by the Company with or to the SEC prior to the Effective Time shall (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the applicable provisions of the Exchange Act.

Section 3.9 Company Financial Statements.

(a) The consolidated financial statements of the Company and its Subsidiaries included in the Company Reports filed with the SEC (the “Financial Statements”) (i) have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted), and (ii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments). No financial statements of any Person other than the Company and the Company’s Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.

(b) The Company and its Subsidiaries maintain disclosure controls and procedures (as such terms are defined in Rule 13a-15 under the Exchange Act) that satisfy the requirements of Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are effective to provide reasonable assurance that all material information concerning the Company (including its Subsidiaries) is made known on a timely basis to the individuals responsible for the preparation of the Company Reports filed with the SEC.

(c) The Company maintains a system of internal accounting controls (as such term is defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company Reports filed with the SEC. There are no internal investigations pending and, to the Knowledge of the Company, there are no SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practice of the Company. The Company has at all times been, and is currently, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing rules and regulations of OTCQB and the corporate governance and other requirements of the ICL.

(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Company’s Subsidiary’s published financial statements or any Company Reports filed with the SEC.

Section 3.10 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether or not such liabilities or obligations are of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or in the notes thereto), other than (a) Liabilities reflected or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements and notes thereto of the Company and its Subsidiaries included in the Company Reports filed prior to the date of this Agreement, (b) Liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (c) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11 Absence of Certain Changes. Since the Company Balance Sheet Date through the date hereof (a) except for the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of or require a consent under Section 5.1(b)(i), (iv), (v), (vi), (viii), (x), (xi), or (xii) (Interim Conduct of Business), and (c) there has not been or occurred, and no circumstances have existed or exist that constitute or would reasonably be expected to result in, a Company Material Adverse Effect. In addition, since January 1, 2012, no modifications have been made to the compensation terms of any of the Company’s “office holders” (as defined in the ICL).

Section 3.12 Material Contracts.

(a) For all purposes of and under this Agreement, a “Material Contract” shall mean:

(i) any “material contract” listed as an exhibit to the Company’s annual report on Form 20-F for the year ending December 31, 2012;

(ii) any Contract with a natural person either as an employee or an independent contractor (in each case, under which the Company or any of its Subsidiaries has continuing obligations as of the date hereof) that carries an aggregate annual base salary in excess of $100,000 per annum;

(iii) any currently effective severance, termination, golden parachute, change-of-control or similar agreement with any current or former director or officer of the Company or any of its Subsidiaries;

(iv) any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any of the Company’s share capital or other securities or any options, warrants or other rights to purchase or otherwise acquire any Company Shares, other securities or options, warrants or other rights therefor, except for those Contracts conforming to the standard Contract under a Company Plan;

(v) collective bargaining agreement or similar material Contract with any labor organization, council, union or association;

(vi) Contract with (A) any current or former officer or director of the Company or any of their immediate family members (other than any Employee Plans), provided that for the purpose of this paragraph (vi), a “former officer or director of the Company” shall mean a Person who served in such capacity in the seven (7) years preceding the date hereof, or (B) any “controlling shareholder” of the Company (as defined in the ICL);

(vii) any customer, client, sales representative, distributor or supply Contract that involves consideration in fiscal year 2013 in excess of $100,000 or that is reasonably likely to involve consideration in fiscal year 2014 in excess of $100,000, in each case other than purchase orders entered into in the ordinary course of business consistent with past practice;

(viii) any Contract providing for (x) Governmental Grants from the OCS or any other Israeli Governmental Authority, which Governmental Grant is extended to support the Company’s research and development operations, or (y) material Governmental Grants from any other Governmental Authority;

(ix) any Contract with a Governmental Authority that involves consideration in fiscal year 2013 in excess of $50,000 or that is reasonably likely to involve consideration in fiscal year 2014 in excess of $50,000;

(x) any Contract, including any settlement agreement, cross-license agreement, or concurrent use agreement, to which the Company or any of its Subsidiaries is a party that (A) contains any covenant by the Company or any of its Subsidiaries to not compete or engage in any line of business or to not engage in its business in any geographic location, or (B) restricts the development, manufacture, marketing or distribution of the Company Products, or the exploitation of any Intellectual Property or Intellectual Property Rights by the Company or any of its Subsidiaries, including any Contract with any Person granting such Person the exclusive right in any territory to sell or distribute any product, or other Contract providing “most favored nations” pricing terms for products, in each case, with respect to this clause (B), that is material to the Company and its Subsidiaries, take as a whole;

(xi) any Contract entered into after December 31, 2011 (A) relating to the disposition, acquisition or lease (directly or indirectly) by the Company or any of its Subsidiaries of a material amount of assets other than in the ordinary course of business consistent with past practice, (B) pursuant to which the Company or any of its Subsidiaries will acquire or has acquired any material interest in any other Person (other than the Company or any of its Subsidiaries), or (C) for the acquisition or disposition of any business and such Contract contains any profit sharing arrangements or “earn-out” arrangements or other contingent payment obligations under which obligations are continuing;

(xii) any Contract under which the Company or any of its Subsidiaries has directly or indirectly guaranteed Indebtedness for borrowed money, liabilities or obligations of any other Person (other than a Subsidiary of the Company) (in each case other than endorsements for the purpose of collection in the ordinary course of business consistent with past practice);

(xiii) any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries) (other than extensions of trade credit in the ordinary course of business consistent with past practice);

(xiv) any Contract granting any Person a right of first refusal or first negotiation with respect to any sale of the Company or Substantially all of its shares or assets;

(xv) any Contract imposing “standstill” obligations on the Company or any of its Subsidiaries;

(xvi) any Contract that contains a license in respect of Intellectual Property, except for (A) licenses of commercially available, off-the-shelf, click-wrap or shrink-wrap Software generally available on non-discriminatory pricing terms; and (B) non-exclusive license agreements granted by the Company or any of its Subsidiaries in connection with the sale and license of Company Products to their respective customers and that were made in the ordinary course of business and consistent with past practice (collectively, “Material IP Agreements”);

(xvii) any Contract that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity pursuant to which the Company has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person or any material Contract involving the sharing of revenues, profits or losses by the Company or any of its Subsidiaries with any unaffiliated third party;

(xviii) any Contract that involves or relates to Indebtedness for borrowed money or under which the Company or any of its Subsidiaries has issued any note, bond, debenture or other evidence of Indebtedness for borrowed money to, any Person (other than the Company or any of its Subsidiaries) or any other note, bond, debenture or other evidence of Indebtedness for borrowed money of the Company or any of its Subsidiaries (other than in favor of the Company or any of its Subsidiaries) (whether incurred, assumed, guaranteed or secured by any asset);

(xix) any other Contract pursuant to which the Company and its Subsidiaries have aggregate remaining monetary obligations in excess of US$100,000 over the term thereofor and that may not be terminated by the Company or its Subsidiary within 60 days without penalty, except for confidentiality or nondisclosure agreement entered into in the ordinary course of business consistent with past practice; and

(xx) any Contract, or group of related Contracts with a Person (or group of affiliated Persons), the termination or breach of which would or would reasonably be expected to have a Company Material Adverse Effect and is not disclosed pursuant to clauses (i) through (xix) above.

(b) Section 3.12(b) of the Company Disclosure Letter contains a list of all Material Contracts (other than any Material Contract contemplated by clause (i) of the definition thereof) to which the Company or any of its Subsidiaries is a party and are in effect as of the date of this Agreement. As of the date hereof, true and complete copies of all such Material Contracts have been (i) publicly filed with the SEC or (ii) made available to Parent.

(c) (i) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms, except that such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (y) is subject to general principles of equity, (ii) neither the Company nor any of its Subsidiaries that is a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in material breach of, or material default under, any such Material Contract, and no circumstances exist and no event has occurred that with notice or lapse of time or both would or would be reasonably expected to constitute such a material breach or material default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto or are reasonably expected to contravene in any material respect, conflict in any material respect with, or result or give the Company or any of its Subsidiaries or any other Person the right to declare a material default or exercise any material remedy under, or to materially accelerate the maturity or performance of, or to cancel, terminate or materially modify, any Material Contract, and (iii) none of the Company and the Company’s Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Material Contract.

Section 3.13 Real Property. Neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 3.13(b) of the Company Disclosure Letter contains a complete and accurate list of all of the existing leases, subleases or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”). The Company has made available to Parent a complete and accurate copy of all Leases of Leased Real Property (including all material modifications, amendments, supplements, waivers and side letters thereto). The Company and/or its Subsidiaries have and own valid leasehold interests in the Leased Real Property, free and clear of all Liens other than Permitted Liens. The Company Leased Real Property constitutes all interests in real property used, occupied or held for use in connection with the business of the Company and the Company’s Subsidiaries and which are necessary for the continued operation of the business of the Company and the Company’s Subsidiaries as the business is currently conducted and as currently proposed to be conducted.

(c) Section 3.13(c) of the Company Disclosure Letter contains a complete and accurate list of all of the existing Leases granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, any material portion of the Leased Real Property.

(d) All of the Leases set forth in Section 3.13(b) or Section 3.13(c) of the Company Disclosure Letter are each in full force and effect and neither the Company nor any of its Subsidiaries is in material breach of or material default under, or has received written notice of any material breach of or material default under, any such Lease, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would or would reasonably be expected to constitute a material breach or material default thereunder by the Company or any of its Subsidiaries or any other party thereto.

(e) The rights, properties and assets presently owned, leased or licensed by the Company and its Subsidiaries include all rights, properties and assets necessary to permit the Company and its Subsidiary to conduct their business in the same manner as their businesses have been conducted on or prior to the date hereof except as a failure to own, lease or license such assets would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.14 Personal Property. The Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, tangible personal properties and assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens other than Permitted Liens.

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Letter lists all (i) Patents that are owned, solely or jointly, by the Company or any of its Subsidiaries; (ii) Trademarks owned by the Company or any of its Subsidiaries that are the subject of a registration or a pending application for registration (for the avoidance of doubt, excluding Internet domain names); (iii) registered Copyrights and pending applications for registration of any Copyrights owned by the Company or any of its Subsidiaries (collectively, the “Registered Intellectual Property”); and (iv) all unregistered Intellectual Property owned by the Company and its Subsidiaries that is material to the conduct of their business as conducted on the date hereof. Each of the Company and its Subsidiaries has taken all steps reasonably necessary to maintain registrations of all material Registered Intellectual Property, including by payment when due of all maintenance fees and annuities and the filing of all necessary renewals, statements and certifications. No Registered Intellectual Property filed by or on behalf of the Company or a Company Subsidiary at any time since January 1, 2011, has been abandoned, withdrawn or expired. Section 3.15(a) of the Company Disclosure Letter lists the jurisdictions in which each such Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed. To the Company’s Knowledge and except as set forth in Section 3.21 of the Company Disclosure Letter, the Registered Intellectual Property is valid, subsisting and enforceable and is not subject to any outstanding Legal Proceeding, order, judgment or decree materially adversely affecting the Company’s or its Subsidiaries’ use thereof or rights thereto.

(b) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the Trade Secrets or any other non-public, proprietary information material to the businesses of the Company or any of its Subsidiaries that are owned or exclusively licensed by the Company or any of its Subsidiaries and the confidentiality of all Trade Secrets of any third party disclosed to the Company or any of its Subsidiaries. To the Knowledge of the Company, such Trade Secrets have not been disclosed to any Person except pursuant to written non-disclosure agreements, except for any disclosures that have not had, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, no employee, contractor or agent of the Company or any of its Subsidiaries or any other Person is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Company Intellectual Property Rights or Company Technology or any other Intellectual Property or Technology owned by the Company or any of its Subsidiaries, except for any disclosures that have not had, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 3.15 of the Company Disclosure Letter, no rights in any Company Intellectual Property, Company Software or Company Technology have been transferred or granted by the Company or any of its Subsidiaries to any other Person except for non-exclusive licenses of Company Products granted by the Company or the Company’s Subsidiaries in the ordinary course of business consistent with past practice. The consummation of the transactions contemplated by this Agreement by the Company shall not result in any material restrictions on the Company and its Subsidiaries in connection with the continued exercise of all of their rights under the Material IP Agreements and to Company’s Knowledge no payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries would otherwise be required to pay.

(c) The Company or one of its Subsidiaries is the owner of, or has valid and continuing rights to use the Company Intellectual Property Rights, Company Software and Company Technology free and clear of all Liens. To the Knowledge of the Company, the Company has valid and continuing rights to make, sell, license or otherwise use the Company Intellectual Property Rights, Company Software and Company Technology in connection with the conduct of the business of the Company and the Company’s Subsidiaries as presently conducted or purported to be conducted. To the Company’s Knowledge, there is no Intellectual Property, Software, or Technology other than Company Intellectual Property Rights Company Software and and Company Technology that is material to or necessary for the operation of the businesses of the Company and the Company’s Subsidiaries, or for the continued operation of the business of the Company and the Company’s Subsidiaries as presently conducted, except for licenses of commercially available, off-the-shelf, click-wrap or shrink-wrap Software generally available on non-discriminatory pricing terms.

(d) To the Knowledge of the Company, (i) the Company’s or any of its Subsidiaries’ use, practice or other commercial exploitation of the Company Intellectual Property Rights, Company Software, and Company Technology, (ii) the manufacturing, licensing, marketing, importation, offer for sale, sale or use of the Company Intellectual Property Rights, Company Software, and the Company Technology, and (iii) the operation and conduct of the Company’s and its Subsidiaries’ business, has not infringed or presently infringers, constitutes an unauthorized use of, misappropriates, or otherwise violates the Intellectual Property Rights of a third Person.

(e) Except as set forth in Section 3.15(d) of the Company Disclosure Letter, neither the Company nor any of the Company’s Subsidiaries is a party to or the subject of any pending (for which Company or a Company Subsidiary has received written notice) or, to the Company’s Knowledge, threatened, Legal Proceeding, which involves a claim against the Company or any of its Subsidiaries, (i) of infringement, unauthorized use, misappropriation or violation of any Intellectual Property Right, Software, or Technology of any Person, (ii) challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights, Company Software or Company Technology, or (iii) contesting, challenging, or seeking to deny or restrict the right of the Company or any of its Subsidiaries to use, distribute, sell, exercise, lease, license, transfer or dispose of any Company Intellectual Property Rights or Company Technology. Except as set forth in Section 3.15(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries have received written notice (A) of such threatened claim against the Company or any of its Subsidiaries that the conduct of the Company’s business infringes, constitutes unauthorized use, misappropriates, or otherwise violates the Intellectual Property Rights, Software, or Technology of a third Person or (B) challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights, Company Software or Company Technology. Except as set forth in Section 3.15(d) of the Company Disclosure Letter, the Company and its Subsidiaries are not subject to any Order that restricts or impairs the use of any Company Intellectual Property Rights, Company Software or Company Technology owned by, or exclusively licensed to, the Company or any of its Subsidiaries.

(f) To the Company’s Knowledge, no Person (including employees and former employees of the Company or any of its Subsidiaries) is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Subsidiaries, or any Company Software or Company Technology in any material respect, and neither the Company nor any of its Subsidiaries has made in the last five (5) years preceding the date hereof any such claims against any Person (including employees and former employees of the Company or any of its Subsidiaries).

(g) To the Knowledge of the Company, except as set forth on Section 3.15(g) of the Company Disclosure Letter, each present employee, independent contractor or consultant and/or founder (each, an “Author”) who conceived, developed or created or participated in creating any part of any material Company Intellectual Property Rights, material Company Software or material Company Technology, has executed an enforceable and valid agreement with the Company or any of its Subsidiaries, as applicable, that (i) validly and irrevocably assigns and conveys to the Company or any of its Subsidiaries, as applicable, all right, title and interest in and to, on a royalty-free and exclusive basis, all Intellectual Property developed by such Person in connection with such Person’s engagement with the Company or any of its Subsidiaries, as applicable and each of them has explicitly waived in writing all rights to any additional compensation or royalties of any kind for service inventions under

Article 134 of the Israel Patents Law, 5727 – 1967 and waived any non-transferable rights, including moral rights; (ii) obligates such Author to keep any confidential information of the Company and its Subsidiaries, including Trade Secrets, confidential. Without limiting any other provision of this Agreement, to the Company’s Knowledge, no employee, independent contractor or consultant of the Company or any of its Subsidiaries owns or has any right to the Company Intellectual Property Rights, Company Software, or Company Technology, except for any moral rights or other similar non-transferrable rights, nor to the Company’s Knowledge has any employee, independent contractor or consultant made any assertions with respect to any alleged ownership or rights thereto.

(h) Except as set forth in Section 3.15(h) of the Company Disclosure Letter, (i) there are no Contracts or arrangements to which the Company or any of its Subsidiaries is a party under which any Governmental Authority acquires rights with respect to any Company Software, Company Technology or Company Intellectual Property Rights owned by the Company or any of its Subsidiaries, nor has any Governmental Authority acquired any rights outside of any such Contracts, arrangements or subcontract as the result of providing any funding to the Company or any of its Subsidiaries relating to the development of any Company Intellectual Property Rights, including any government rights and prerogatives as defined under the Israeli Patent Law-1967 (the “IPL”) including rights under Section 55, Chapter 6 and Chapter 8 thereof, and (ii) there are no Contracts or arrangements to which the Company or any of its Subsidiaries is a party under which any Governmental Authority acquires rights with respect to any Company Software, Company Technology or Company Intellectual Property Rights exclusively licensed to, the Company or any of its Subsidiaries.

(i) No university, military, educational institution, research center, hospital, medical center, Governmental Authority, entity owned or controlled by any Governmental Authority, or other similar institutions or organization (each, an “R&D Sponsor”) has sponsored or provided funding to the Company or the Company’s Subsidiaries for any material research and development conducted in connection with the business of the Company and the Company’s Subsidiaries, or has any claim of right to, ownership of or other Lien on any material Company Intellectual Property Rights owned by the Company or any of its Subsidiaries, or any material Company Software or material Company Technology. Neither the Company nor any of its Subsidiaries is a participant in any standards-setting activities or joined any standards setting or similar organization that would affect the proprietary nature of any Company Intellectual Property Rights owned by, or, to the Knowledge of the Company, exclusively licensed to, the Company or any of its Subsidiaries, or any Company Software or Company Technology or restrict the ability of the Company or any of the Company’s Subsidiaries to enforce, license or exclude others from using any Company Intellectual Property Rights owned by, or, to the Knowledge of the Company, exclusively licensed to, the Company or any of its Subsidiaries or any Company Software or Company Technology. To the Knowledge of the Company, none of the employees, consultants or independent contractors of the Company or any of its Subsidiaries) who is or was involved in, or who has or will have contributed to, the creation or development of any of the Company Intellectual Property Rights owned by the Company or any of its Subsidiaries, or any material Company Software or material Company Technology has, during the time period in which such Person was engaged by the Company or any of its Subsidiaries, was an employee of any R&D Sponsor. Except as set forth in Section 3.15(i) of the Company Disclosure Letter, none of the Company Products or any products or Intellectual Property under development by Company or any of its Subsidiaries uses or incorporates any Intellectual Property that was developed by the Company or any of its Subsidiaries using funding provided by the OCS, nor does the OCS or any Governmental Authority have any ownership interest in or right to restrict the sale, licensing, distribution or transfer of such products. Section 3.16 of the Company Disclosure Letter sets forth the amount of each Government Grant received by the Company or any of its Subsidiaries from the OCS. The Company has made available to the Parent accurate and complete copies of: (i) all applications and related documents and correspondence submitted by the Company or any of its Subsidiaries to the OCS and (ii) all certificates of approval and letters of approval (and supplements thereto) granted to the Company by the OCS . In each such application submitted by or on behalf of the Company, all information required by such application has been disclosed accurately and completely in all material respects and any non-material disclosures that are not accurate or complete would not cause the loss of the Governmental Grant obtained by such application. The Company is in compliance with the terms, conditions, requirements and criteria of all Governmental Grants, including all reporting requirements as per applicable law.

(j) Section 3.15(h) of the Company Disclosure Letter identifies all Open Source Materials used in any Company Technology, Company Software or in the conduct of the Business, describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company) and identifies the licenses under which such Open Source Materials were used. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials. The Company has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company Software or Company Technology; (ii) distributed Open Source Materials in conjunction with any Company Software or Company Technology; or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii), or (iii), creates, or purports to create obligations for the Company with respect to any Company Software or Company Technology or grant, or purport to grant, to any third party, any rights or immunities under any Company Intellectual Property Right, Company Software or Company Technology (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge).

(k) The Company and its Subsidiaries have established privacy policies with respect to Personal Data, which are in conformance, in all material respects, with reputable industry practice and all applicable Law. The Company and any its Subsidiaries are in compliance with such privacy policies and, in all material respects, with all applicable Laws relating to the use, collection, storage, disclosure and transfer of any Personal Data collected by the Company and any of its Subsidiaries or by third parties having authorized access to the records of the Company. The Company has not received any written complaint regarding the Company’s collection, use or disclosure of Personal Data.

(l) Section 3.15(h) of the Company Disclosure Letter identifies and describes each distinct electronic or other database containing (in whole or in part) Personal Data maintained by or for the Company and any of its Subsidiaries at any time (“Company Databases”), the types of Personal Data in each such database, the means by which the Personal Data was collected, and the security policies that have been adopted and maintained with respect to each such database. No breach or violation of any such security policy has occurred or, to the Knowledge of the Company, is threatened. The Company and its Subsidiaries have implemented and maintain a reasonable security plan consistent with industry practices of companies offering similar services. To the Knowledge of the Company, the Company and its Subsidiaries have not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including Personal Data or any of the data or information in any of the Company Databases in the Company’s or any of its Subsidiaries possession, custody or control. The Company Products are free of any disabling codes or instructions, including any virus, worm, Trojan horse, automatic restraint, time bomb or any other feature or function that may, intentionally or unintentionally, cause erasing, destroying, or corrupting of Software, systems, databases, or data.

(m) The Company and its Subsidiaries have not disclosed, delivered or licensed to any Person or agreed or obligated themselves to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Technology. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company any of its Subsidiaries of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Technology. Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in a release from escrow or other delivery to a third party of any Company Source Code. “Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any Software source code or database specifications or designs, of any Company Intellectual Property or Company Technology.

Section 3.16 Tax Matters. Except for such matters that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and its Subsidiaries (taken as a whole):

(a) The Company and each of its Subsidiaries (i) have timely filed (taking into account any extensions of time in which to file) all federal, state, local and foreign returns, estimates, claims for refund, information statements and reports or other similar documents with respect to Taxes (including amendments, schedules, or attachments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed with any Governmental Authority by any of them and all such filed Tax Returns are true, correct and complete in all material respects and were prepared in compliance with all applicable Laws and all Taxes shown to be due on such Tax Returns have been timely paid, and (ii) have timely paid, or have adequately reserved (in accordance with GAAP) on the most recent financial statements contained in the Company Reports for the payment of, all Taxes required to be paid (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items or carryforwards) for all Taxable periods and portions thereof through the Company Balance Sheet Date and since then, the Company and the Company’s Subsidiaries have not incurred any liability for Taxes (i) from extraordinary gains or losses within the meaning of GAAP, (ii) outside the ordinary course of business consistent with past practice, or (iii) otherwise inconsistent with past custom and practice.

(b) No deficiencies for any Taxes have been asserted in writing, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves on the consolidated financial statements of the Company and its Subsidiaries (in accordance with GAAP), nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax. There are no Liens (other than Permitted Liens) on any of the assets of the Company or its Subsidiaries for Taxes.

(c) No audit of any material Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit.

(d) Neither the Company nor any of its Subsidiaries has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131C(2)(g) of the Ordinance and the regulations promulgated thereunder.

(e) With respect to each transaction in which the Company or any of its Subsidiaries has participated that is a “reportable transaction” within the meaning of U.S. Treasury Regulation § 1.6011-4(b)(1) (or any similar provision of the Tax Laws of any other jurisdiction), such participation has been properly disclosed on IRS Form 8886 or as otherwise required under the Tax Laws of any other jurisdiction.

(f) No extension of time within which to file any Tax Return required to be filed by the Company or any of its Subsidiaries is currently in effect.

(g) No action, audit examination, suit, investigation, claim or assessment is pending or to the Company’s Knowledge threatened with respect to an Tax Return or any Taxes for which the Company or any of its Subsidiaries may be liable.

(h) No claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not pay, or has never paid, Taxes or file Tax Returns asserting that the Company or such Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction.

(i) Neither the Company nor any of its Subsidiaries is bound by any Tax indemnity, Tax sharing agreement or Tax allocation agreement or arrangement or any similar agreement with respect to Taxes, nor is there any other reason, as transferee or successor, by operation of Law or otherwise, that the Company or any of its Subsidiaries will have, as of the Closing Date, any liability for Taxes of any other entity.

(j) There are no Tax rulings, requests for rulings, private letter rulings, technical advice memoranda, similar agreement, or closing agreements relating to Taxes for which the Company or any of its Subsidiaries is reasonably expected to be liable that would reasonably be expected to affect the Company’s or any of its Subsidiaries’ liability for Taxes for any taxable period ending after the Closing Date.

(k) Neither the Company nor any of its Subsidiaries will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period (or portion thereof) ending after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale or open transaction, the receipt of any prepaid amount or deferred revenue accrued, or any election under Code Section 108(i), in each case prior to Closing.

(l) All Taxes that the Company or any of its Subsidiaries is required by law or contract to withhold or to collect from each payment made to any employee, contractor, consultant, shareholder or other person have been duly withheld and collected and have been duly and timely paid to the appropriate Governmental Authority. The Company and the Company’s Subsidiaries have complied with all record keeping and reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor or shareholder.

(m) Except as set forth on Section 3.16(m) of the Company Disclosure Letter, neither the Company, nor any of its Subsidiaries is or has been a member of any consolidated, unitary, combined or affiliated group within the meaning of Section 1504 of the Code (or any similar provision of Law relating to Taxes).

(n) None of the Company’s Subsidiaries that is organized outside of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Israeli Law relating to Taxes. To the Knowledge of the Company, neither the Company nor any of the Company’s Subsidiaries has a permanent establishment in any other country except the country of its incorporation, income earned by any such entity is subject to Tax only in the country in which such entity is incorporated (subject to withholding Tax obligations of third parties in other jurisdictions with respect to income derived by the Company or by the Company’s Subsidiaries) and such entity does not have any trade, business or income that may be subject to Tax outside its country of incorporation.

(o) Neither the Company nor any of the Company’s Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(p) Neither the Company nor any of its Subsidiaries has been at any time a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code.

(q) During the last three years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code (or any similar provision of Law relating to Taxes).

(r) Section 3.16(r) of the Company Disclosure Letter lists all Government Grants. Section 3.16(r) of the Company Disclosure Letter details all currently outstanding financial liabilities of the Company or any of its Subsidiaries under each of the Government Grants and all material undertakings of the Company given in connection therewith. The Company made available to Parent true, correct and complete copies of all applications for Government Grants and of all letters of approval and ruling issued as well as supplements thereto related to the Government Grants and such applications and other documents. The Company and the Company’s Subsidiaries have at all times been and currently are in compliance in all material respects with the terms, conditions and requirements of their respective Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto. To the Company’s Knowledge the Company and any of its Subsidiaries are in compliance in all material respects with the terms of any Israeli Government Grant. Except as set forth in section 3.16(r) of the Company Disclose Letter, No consent or approval of any Governmental Entity is required prior to the consummation of the Merger in order to preserve the entitlement of the Surviving Company or its subsidiaries to any Government Grant. The Company has not received any written notice of (i) the revocation, annulment, withdrawal, suspension, cancellation, recapture or material modification of any of the Government Grants, (ii) the imposition of any material limitation on any Government Grant or any benefit available in connection with any Government Grant or (iii) a requirement that the Company return or refund any benefits provided under any Government Grant. The Company has not modified the treatment of any Government Grants, revoked any election relating thereto, or undertaken any action disqualifying the Company from treating such investments as Approved Enterprise, Benefited Enterprise or Preferred Enterprise, as applicable.

(s) Any related party transaction subject to Section 85A of the Ordinance or Section 482 of the Code (or any similar provision of the Tax Laws of any other jurisdiction) conducted by the Company or any of its Subsidiaries has been on an arms-length basis in accordance with applicable Law.

(t) Each of the Company and the Company’s Subsidiaries has duly collected all amounts on account of any sales transfer Taxes or value-added Tax, including goods and services, harmonized sales and provincial or territorial sales Taxes, required by Law to be collected by it, and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it. Neither the Company nor any of the Company Subsidiaries has refunded or deducted any input value-added Tax that it was not so entitled to deduct or refund.

(u) Each Company Stock Plan that is intended to qualify under the Capital Gains Route of Section 102 of the Ordinance (“Section 102 Plan”) has received a favorable determination or approval letter or is otherwise or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. All Company 102 Securities and Company 102 Shares issued under any Section 102 Plan have been granted or issued, as applicable, and have since been and are currently, in compliance with the applicable requirements of Section 102 of the Ordinance (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the grant of Company 102 Securities only following the lapse of the required 30 day period from the filing of the Section 102 Plan with the ITA, the receipt of the required written consents from the holders of Company 102 Securities, the appointment of an authorized trustee to hold the Company 102 Securities (and Company 102 Shares issued unpon exercise or settlement thereof), and the due deposit of such Company 102 Securities with such trustee pursuant to the terms of Section 102 of the Ordinance, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012 in full compliance with all applicable requirements of Section 102 of the Ordinance and the written requirements and guidance of the ITA, as in effect at the relevant time.

Section 3.17 Employee Plans.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each (A) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (B) other bonus, commission, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, loans, retirement, disability, vacation (entitlement and accrual), transportation, meals, recuperation pay, cafeteria benefit, sick days (entitlement and accrual), deferred compensation, severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plan, program, agreement, contract, written policy or binding arrangement (whether or not in writing) maintained or contributed to for the benefit of any current or former employee, officer, independent contractor or director of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code (an “ERISA Affiliate”), or with respect to which the Company or any of its Subsidiaries has any Liability, and (ii) each employment agreement with each current employee of the Company or any of its

Subsidiaries ((i) and (ii) collectively the “Material Employee Plans” and, together with any other material employment agreement with respect to which the Company or one of its Subsidiaries is a party or bound by, the “Employee Plans”), in each case, excluding plans, agreements or other arrangements required to be established or contributed to by statute or regulatory agency.

(b) With respect to each Employee Plan, to the extent applicable, the Company has made available to Parent complete and accurate copies of (A) each Material Employee Plan; (B) the two most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (C) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (D) the plan documents and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; (E) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (F) any notices to or from the IRS or the United States Department of Labor relating to any material compliance issues in respect of any such Employee Plan; (G) with respect to each Employee Plan that is maintained in any non-U.S. jurisdiction, to the extent applicable, (x) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan and (y) any document comparable to the determination letter reference under clause (C) above issued by a Governmental Authority relating to the satisfaction of Law necessary to obtain the most favorable tax treatment; (H) in the case of each Employee Plan intended to be qualified under Section 401(a) of the Code, the most recent IRS determination or opinion letter applicable to the Company Benefit Plans; and (I) all related custodial agreements, insurance policies (including fiduciary liability insurance covering the fiduciaries of the Employee Plan), administrative services and similar agreements, and investment advisory or investment management agreements, if any. Each such Form 5500 and each such summary plan description (or similar document) was as of its date and is true, complete and correct in all material respects.

(c) No Employee Plan is (1) a “defined benefit plan” (as defined in Section 414 of the Code), (2) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (3) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA) (in each case under clause (1), (2) or (3) whether or not subject to ERISA) or (4) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA. None of the Company, any of its Subsidiaries, any officer of the Company or any of its Subsidiaries or any of the Employee Plans which are subject to ERISA, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that would reasonably be expected to subject the Company, any of its Subsidiaries or any officer of the Company or any of its Subsidiaries to any material tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any liability under Section 502(i) or 502(1) of ERISA.

(d) Each Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and with all applicable Law including the applicable provisions of ERISA and the Code.

(e) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than (x) routine claims for benefits that have been or are being handled through an administrative claims procedure or (y) Legal Proceedings that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and its Subsidiaries (taken as a whole).

(f) With respect to each Employee Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA (i) no such Employee Plan provides benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law; (ii) no such Employee Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), (iii) each such Employee Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the

Code), complies with the applicable requirements of Section 4980B(f) of the Code and (iv) each such Employee Plan (including any such Employee Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company and the Company’s Subsidiaries on or at any time after the Effective Time.

(g) Each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on a prototype opinion letter or has received a favorable determination letter from the IRS to such effect (or there remains sufficient time for the Company of its Subsidiaries to file an application for such determination letter from the IRS) and no such determination letter opinion has been revoked nor, to the Knowledge of the Company, no fact, development or event has occurred or exists since the date of such determination or opinion letter that has materially and adversely affected the qualified status of any such Employee Plan nor has any such Employee Plan been amended since the date of its most recent determination opinion letter or application therefor in any respect that would materially and adversely affect its qualification or materially increase its costs.

(h) Other than payments that may be made to the Persons listed in Section 3.17(h) of the Company Disclosure Letter (the “Primary Company Executives”), any amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any other transaction contemplated hereby by any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan currently in effect would not be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) and would not result in the imposition of an excise Tax under Section 4999 of the Code (or similar provisions of Law relating to Taxes). The Company is not a party to, nor is it otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of the excise Tax imposed by Section 4999 of the Code (or similar provision of Law relating to Taxes) or any Tax imposed under Section 409A of the Code.

(i) To the extent applicable, each International Employee Plan has been approved by the relevant taxation and other Governmental Authorities so as to enable: (i) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant International Employee Plan and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply.

(j) Neither the execution or delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party nor the consummation by the Company of the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party will (A) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former director, employee or independent contractor of the Company or any of its Subsidiaries, (B) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (D) result in any breach or violation of, or a default under, any Employee Plan, or (E) result in any forgiveness of indebtedness, trigger any funding obligation under any Employee Plan or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Employee Plan.

(k) Except as required by applicable Law or the terms of any Employee Plans as in effect on the date hereof, neither the Company nor any of its Subsidiaries has any plan or commitment to amend in any material respect or establish any new Employee Plan or to continue or materially increase any benefits under any Employee Plan.

Section 3.18 Labor Matters.

(a) Except as set forth on Section 3.18 of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement with any labor organization or similar body representing employees of the Company or its Subsidiaries (each a “Collective Bargaining Agreement”), except for Collective Bargaining Agreements applicable to all employees in Israel, (ii) no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries, (iii) to the Knowledge of the Company, (A) none of the employees of the Company or its Subsidiaries are represented by any labor organization, trade union or works council in connection with their employment with the Company, and (B) there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries and there is no pending written demand for recognition from any collective bargaining representative with respect to any of the employees of the Company or its Subsidiaries, and (iv) there is not, and since January 1, 2011 there has not been, any strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(b) The Company and its Subsidiaries are in compliance in all material respects with applicable Laws and Orders with respect to employment and employment practices, terms and conditions of employment, worker classification, wages, hours of work, days of work, withholdings and occupational safety and health (including but not limited to all obligations imposed by Contract, employment agreements or applicable Laws, regulations and permits regarding wage and hour requirements, correct classification of independent contractors and of employees as exempt and non-exempt, immigration status, discrimination in employment, employee health and safety, vacation (entitlement and accrued), severance (entitlement and accrued), employment of women, collective bargaining and arrangements, the Worker Adjustment and Retraining Notification Act and any similar national, state or local “mass layoff” or “plant closing” Law (“WARN”)), civil rights, fair employment practices, immigration, pay equity, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax, and the keeping of records in relation to the foregoing. Since July 1, 2013 there has been no “mass layoff” or “plant closing” (as defined by WARN), collective redundancy or similar action with respect to the Company or any of its Company’s Subsidiaries.

(c) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice; (ii) there are not any unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened, before any Governmental Authority responsible for supervising, administrating or regulating labor practices, including the National Labor Relations Board or similar bodies; (iii) there are not any pending, or, to the Knowledge of the Company, threatened, union grievances against the Company or any of its Subsidiaries; and (iv) neither the Company nor any of its Subsidiaries has received any written communication since January 1, 2010 of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is pending.

(d) Solely with respect to employees who reside or work in Israel or whose employment or engagement is otherwise subject to the law of the State of Israel (collectively, “Israeli Employees”): (i) neither the Company nor any of its Subsidiaries has or is subject to, and no Israeli Employee of the Company or any of its Subsidiaries benefits from, any extension order (tzavei harchava) or any contract or arrangement with respect to employment or termination thereof (other than extension orders applicable to all employees in Israel), (ii) the Company’s or its applicable Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951 and any personal employment agreement have been satisfied or have been fully funded by contributions to appropriate insurance funds or accrued on the Company’s financial statements, and the Company does not use the provision of Section 14 of the Severance Pay Law -1963 with respect to such statutory severance pay, (iii) the employment of each Israeli Employee is subject to termination upon not more than thirty (30) days prior written notice, and (iv) the Company and the Company’s Subsidiaries are in compliance in all material respects with all applicable Law, Orders, Permits and Contracts relating to employment, employment practices, employees classification, wages, bonuses, commissions and other compensation matters and terms and conditions of employment (and termination thereof) related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011 and The Employment of Employee by Manpower Contractors Law (5756-1996). To the Knowledge of the Company, the Company and the Company’s Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals from any Governmental Authority. “Israeli Employee” shall not include any consultants, sales agents or other independent contractors. Except for routine payments, deductions or withholdings to be timely made in the normal course of business matters that have not resulted in and would not, individually or in the aggregate, result in material liabilities to the Company and its Subsidiaries, taken as a whole, (A) all amounts that the Company and the Company’s Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and (B) the Company and the Company’s Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). The Company and its Subsidiaries have not engaged any Israeli Employees whose employment would require approvals from Governmental Authorities. To the Company’s Knowledge, the Company and the Company’s Subsidiaries have not engaged any consultants, sub-contractors, sales agents or freelancers who, according to Israeli Law, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company’s Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory benefits.

Section 3.19 Permits.

(a) The Company and its Subsidiaries have, since January 1, 2011, complied, and are currently in compliance with, the terms of, and validly holds, all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”), except where the failure to comply with or validly hold any such Permits, have not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has received written notice of any Legal Proceeding relating to (x) any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any such Permit or (y) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such Permit; (ii) to the Company’s Knowledge, no event has occurred and no circumstance exists that (with or without notice or lapse of time, or both) (x) constitute or would reasonably be expected to result, directly or indirectly, in a violation of, or a failure to comply with, any term or requirement of any such Permit or (y) would or would reasonably be expected to result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any of such Permits; and (iii) all applications required to have been filed for the renewal of each such Permit have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to each such Permit have been duly made on a timely basis with the appropriate Governmental Authority.

(b) The business of the Company and the Company’s Subsidiaries does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export requires the Company or any of its Subsidiaries’ to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974 or from another Governmental Authority (whether Israeli or not) pursuant to similar legislation regulating the development, commercialization or export of technology.

Section 3.20 Compliance with Laws; FCPA Matters.

(a) The Company and each of its Subsidiaries are and have been at all times since January 1, 2011, in compliance in all material respects with all Law and Orders applicable to the Company and its Subsidiaries or their respective assets. Neither the Company nor any of its Subsidiaries has received any written communication during the past three years from a Governmental Authority that alleges that the Company or any of its Subsidiaries is not in compliance in any material respect with any Law or Order.

(b) Without derogating from the generality of clause (a), neither the Company, the Company’s Subsidiaries nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any of their agents or distributors or any other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of their actions for or on behalf of the Company or its Subsidiaries, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (iv) to the Knowledge of the Company, been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment, or (v) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(c) Without derogating from the generality of clause (a), (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws and neither the Company nor any of the Company’s Subsidiaries has been notified in writing that it is in violation of any Environmental Law; and (ii) neither the Company nor any of its Subsidiaries has generated, used, handled, stored, disposed of or released any Hazardous Substance at any property that the Company or any of its Subsidiaries own or lease in violation of any Environmental Law and in a manner which has given or would be reasonably expected to give rise to any liabilities or investigatory, corrective or remedial obligations pursuant to Environmental Laws.

Section 3.21 Litigation. Except as set forth in Section 3.21 of the Company Disclosure Letter and except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there is no(and since January 1, 2011, has been no) Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries, (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order, (c) to the Knowledge of the Company, there are no pending or threatened investigations of the Company or any of its Subsidiaries by any Governmental Authority.

Section 3.22 Insurance. Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies maintained by the Company or any of its Subsidiaries are in full force and effect, (b) all premiums due and payable thereunder have been paid, (c) no written notice of cancellation has been received by the Company or any Subsidiary thereof with respect to such policies (other than in connection with ordinary renewals), and there is no existing event or circumstance which, with the giving of notice or lapse of time or both, would constitute a default, by any Person insured thereunder. There is no material claim by the Company or any of its Subsidiaries pending under any of the insurance policies of the Company and its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.

Section 3.23 Related Party Transactions. Except for indemnification, compensation, employment or other similar arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, and except as set forth in Section 3.23 of the Company Disclosure Letter, (a) there are no material transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any current or former director or executive officer of the Company or any of his or her immediate family member, or any holder of five percent (5%) or more of the outstanding Company Shares (each, a “Related Party”), on the other hand, (b) to the Company’s Knowledge, none of the Related Parties have any interest in any material property, real or personal, tangible (including any Intellectual Property) that is used in, or that relates to, the business of the Company and its Subsidiaries, and (c) as of the date of this Agreement, no Related Party has made any material written claim against the Company or any of its Subsidiaries. Each material transaction between the Company or any of its Subsidiaries, on the one hand, and a Related Person, on the other hand, has been authorized by all necessary corporate action on the part of the Company or such Subsidiary, including in compliance with the ICL.

Section 3.24 Brokers. Except for America’s Growth Capital, LLC D/B/A Agc Partners, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or similar fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement. The Company has furnished to Parent a true and complete copy of the agreement between the Company or any of its Subsidiaries, on the one hand, and America’s Growth Capital, LLC D/B/A Agc Partners, on the other hand, relating to the Merger and the other transactions contemplated hereby.

Section 3.25 Anti-Takeover Statutes. Assuming that the representations of Parent and Merger Sub set forth in Section 4.7 are accurate, other than as set forth in the ICL, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement, the Merger or any other transaction contemplated by this Agreement. Neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill” or similar shareholder rights plan.

Section 3.26 Proxy Statement. The information supplied by the Company and its Representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meetings and at the time of any amendment or supplement thereof. The Proxy Statement will, when furnished to the SEC, comply as to form in all material respects with all applicable Laws. The Proxy Statement shall contain (or incorporate by reference) all material information relating to the Company Shareholders’ decision to adopt and approve this Agreement and the Merger that is required by applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1 Organization; Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Minnesota and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Merger Sub is a corporation duly organized and validly existing under the laws of the State of Israel and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Parent and Merger Sub is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where such good standing is necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder. Parent has delivered or made available to the Company complete and correct copies of the certificate of incorporation, bylaws, articles of association or other constituent documents, as amended to date, of Parent and Merger Sub.

Section 4.2 Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be a party, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which each is, or is specified to be a party, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which each is or is specified to be a party, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or thereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, at or before the Closing, Parent and Merger Sub will have duly executed and delivered each Ancillary Agreement to which each is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which each of Parent and Merger Sub is or is specified to be a party will after such execution and delivery constitute, assuming the due authorization, execution and delivery by the Company, a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with their terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 4.3 Non-Contravention. The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (c) assuming the Approvals referred to in Section 3.4 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their properties or assets are bound or (d) result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.4 Required Governmental Approvals. No Approval of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than (a) the execution by Parent of an undertaking in customary form in favor of the

OCS to comply with the applicable Israeli Encouragement of Industrial Research and Development Law, 1984, (b) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, and (c) such other Approvals the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.5 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Parent, threatened in writing against or affecting Parent or Merger Sub or any of their Affiliates or any of their respective properties that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder. As of the date hereof, neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.6 Proxy Statement. The information supplied by Parent, Merger Sub or any of their Representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meetings and at the time of any amendment or supplement thereof. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any of its Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 4.7 Ownership of Company Capital Stock. Neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Company Shares or Company Securities or Subsidiary Securities (or any other economic interest through derivative securities or otherwise in the Company or any Subsidiary of the Company) except pursuant to this Agreement. None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub beneficially owns any Company Shares.

Section 4.8 Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or similar fee or commission from Parent or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.9 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no Liabilities or obligations other than as contemplated by this Agreement and other immaterial Liabilities or obligations incident to its formation.

Section 4.10 Shareholder and Management Arrangements. To the best of Parent’s knowledge, except as expressly authorized by the Company in writing or as contemplated by this Agreement, neither Parent or Merger Sub, or any of their respective Affiliates, is a party to any Contracts with any shareholder who beneficially owns more than 5% of the outstanding Company Shares or any director or executive officer of the Company relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the Surviving Company or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time.

Section 4.11 No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge and agree that neither the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person. Parent and Buyer have had an opportunity to ask questions and receive answers and materials, and to discuss the business of the Company and its Subsidiaries and related matters, with certain key officers of the Company and its Subsidiaries regarding the transactions contemplated hereunder. Nothing in this Section 4.11 (including any information provided to Parent or Merger Sub by the Company pursuant to the foregoing investigation by Parent and Merger Sub) shall derogate from the representations and warranties of the Company contained in Article III hereof.

Section 4.12 Funds. Parent has, or will have as of the Closing Date, sufficient cash available (including cash available from any Affiliates of Parent) to pay all amounts to be paid by Parent pursuant to and in connection with this Agreement. Parent’s obligations hereunder are not subject to a condition regarding Parent’s obtaining of funds to consummate the transactions contemplated hereunder.

Section 4.13 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, Parent and Merger Sub and their respective Affiliates, shareholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, shareholders, directors, officers, employees, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge and agree that there are uncertainties inherent in attempting to make such estimates projections, forecasts and other forward-looking information and that none of the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans), except for the representations and warranties set forth in this Agreement.

Section 4.14 Parent and Merger Sub Board Approval. The boards of directors of Parent and Merger Sub have each unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, and (ii) approved this Agreement, the Merger and the other transactions contemplated herby, and the board of directors of Merger Sub has also determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1 Interim Conduct of Business.

(a) Except (i) as contemplated, required or permitted by this Agreement, (ii) required by applicable Law, (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iii) as approved in writing by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of the Company and each of its Subsidiaries shall (A) carry on its business in the usual, regular and ordinary course of business consistent with past practice in substantially the same manner as heretofore conducted; and (B) use its commercially reasonable efforts, consistent with past practices, to preserve substantially intact its business organization, keep available the services of the current officers and key employees of the Company and its Subsidiaries, and preserve the current relationships of the Company and each of its Subsidiaries with customers, suppliers, distributors and other Persons with whom the Company or any of its Subsidiaries has significant business relations.

(b) Except (i) as contemplated, required or permitted by this Agreement, (ii) required by applicable Law, (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iii) as approved in writing by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections or by Section 5.1 of the Company Disclosure Letter, such action shall be expressly permitted under all other subsections of this Section 5.1(b) and shall be expressly permitted under Section 5.1(a)):

(i) cause, permit or propose any amendment to the articles of association or memorandum of association of the Company or amend any organizational document of any Subsidiary of the Company;

(ii) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for the issuance and sale of Company Shares pursuant to Company RSUs outstanding on the date of this Agreement upon the exercise or vesting (as applicable) thereof and in accordance with their present terms;

(iii) directly or indirectly acquire, repurchase, redeem or otherwise acquire any Company Securities or Subsidiary Securities, except in connection with Tax withholdings and exercise price settlements upon the vesting of Company RSUs outstanding on the date of this Agreement and in accordance with their present terms;

(iv) (A) split, combine, subdivide or reclassify any share capital, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, or make any other actual, constructive or deemed distribution in respect of the shares capital, except for cash dividends made by any direct or indirect Subsidiary of the Company to the Company or one of its Subsidiaries;

(v) propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or elect or appoint any new directors or executive officers of the Company, except for the transactions contemplated by this Agreement;

(vi) (A) incur or assume any Indebtedness or guarantee any Indebtedness of another Person or issue any debt securities or other rights to acquire any debt securities of the Company or any of its Subsidiaries, except for (1) debt incurred in the ordinary course of business consistent with past practice under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date hereof a copy of which was made available to the Parent or issuances or repayment of commercial paper, in each case, in the ordinary course of business consistent with past practice, and (2) loans or advances between the Company and any direct or indirect Subsidiaries, or between any direct or indirect Subsidiaries, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person, except that the Company may secure obligations of direct or indirect wholly-owned Subsidiaries of the Company incurred in the ordinary course consistent with past practice of such Subsidiary’s business, (C) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any direct or indirect wholly-owned Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries, (D) mortgage or pledge any of its or its Subsidiaries’ material assets, tangible or intangible or create any Lien thereupon (other than Permitted Liens or Liens granted in connection with the incurrence of any Indebtedness for borrowed money permitted under this Section 5.1(b)(vi));

(vii) (A) except as may be required by applicable Law or the terms of any Employee Plan as in effect on the date hereof, enter into, adopt, amend in any material respect (including acceleration of vesting) or terminate any material bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, or (B) except as may be required by applicable Law, increase the compensation payable or to become payable to any director, officer or employee, pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any material benefit not required by any plan or arrangement as in effect as of the date hereof, make any loans to any of its directors, officers or employees, agents or consultants (other than advancement of business expenses in the ordinary course of business), or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise, in each case of (A) and (B) except as permitted by Section 5.1(b)(ii);

(viii) except as may be required as a result of a change in applicable Law or in GAAP, make any material change in any of the accounting principles or practices used by it (including any change in depreciation or amortization policies), or make any material change in internal accounting controls or disclosure controls and procedures;

(ix) make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $25,000 or, in the aggregate, are in excess of $100,000, except for capital expenditures that are expressly contemplated and identified by the Company’s 2014 budget made available to Parent prior to the date hereof;

(x) (A) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business or other Person or any material equity interest therein for consideration or (2) any assets that are material, individually or in the aggregate, to the Company and the Company’s Subsidiaries, taken as a whole, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice or other purchases expressly contemplated and identified by the Company’s 2014 budget made available to Parent prior to the date hereof, (B) enter into any Contract (other than inter-company Contracts) with respect to a joint venture, strategic alliance or partnership that is material to the Company and its Subsidiaries, taken as a whole; or (C) other than in the ordinary course consistent with past practice, sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets of the Company or its Subsidiaries, which are material to the Company and its Subsidiaries, taken as a whole;

(xi) prepare or file any income Tax Return or other material Tax Return in a manner inconsistent with past practice, not in compliance with applicable Law or, on any such Tax Return, take any material position inconsistent with past practice, make or change any Tax election, settle or otherwise compromise any material claim relating to Taxes, settle any material dispute relating to Taxes, adopt or change any accounting method in respect of Taxes, enter into any Tax indemnity, sharing, allocation agreement or closing agreement, fail to pay any Tax as it becomes due and payable (including any estimated taxes), incur any Tax outside the ordinary course of business, consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, or request any ruling or similar guidance with respect to Taxes, other than as set forth in Section 7.9 (Tax Rulings);

(xii) (A) discharge, settle or satisfy any claims, liabilities, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in an amount in excess of $25,000 individually or $100,000 in the aggregate, other than the payment, discharge, settlement or satisfaction of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Reports or incurred in the ordinary course of business consistent with past practice after the date of the most recent balance sheet included in such financial statements, (B) cancel any material Indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $25,000, (C) give any discount, accommodation or other concession, (D) accelerate the collection of any receivable, or (E) delay the payment of any payable;

(xiii) apply for or accept (x) any Government Grant from the OCS or any other Israeli Governmental Authority, which Governmental Grant is extended to support the Company’s research and development operations, or (y) any Government Grants from any other Governmental Authority;

(xiv) cancel or fail to in good faith seek to renew any material insurance policies;

(xv) enter into, engage in or amend any transaction or Contract with any Related Party; or

(xvi) enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by this Section 5.1(b)

(c) Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

Section 5.2 No Solicitation.

(a) The Company shall and shall cause its Subsidiaries and their respective Representatives to immediately cease any and all existing discussions, communications or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.

(b) Subject to Section 5.2(c), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and its Subsidiaries shall not, nor shall they authorize or permit any of their respective Representatives to, directly or indirectly, (i) solicit or initiate the making, submission or announcement of, or knowingly encourage, facilitate or assist the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to knowingly encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal or other communication that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal, or (v) enter into any Contract contemplating or otherwise relating to an Acquisition Transaction. The Company agrees that any material violation of the restrictions set forth in this Section 5.2(b) (i) by it or any of its Subsidiaries or any of its or any of its Subsidiaries’ Representatives who is (x) a director or officer of the Company or any of its Subsidiaries, (y) a senior-level employee (i.e., managing director (or similar title) or above) of any financial advisor retained by the Company or any of its Subsidiaries or (z) a partner of any law firm retained by the Company or any of its Subsidiaries or any other Person acting with the actual authority of the Company (such Representatives and Persons collectively, “Senior Representatives”) shall be deemed a material breach of this Agreement by the Company and (ii) shall automatically result in the release of Parent from its standstill obligations under the Confidentiality Agreement without any further action by any party hereto.

(c) Notwithstanding anything to the contrary set forth in this Section 5.2 or elsewhere in this Agreement, prior to the receipt of the Company Shareholder Approval, the Company Board (or any committee thereof), may, directly or indirectly through the Company’s Representatives, (i) participate or engage in discussions or negotiations with any Person that has, in the absence of any material violation of Section 5.2(b) by the Company, made a bona fide, written and unsolicited Acquisition Proposal and that the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, either constitutes or would reasonably be expected to lead to a Superior Proposal, and/or (ii) furnish to any Person that has, in the absence of any material violation of Section 5.2(b) by the Company, made an Acquisition Proposal of the type referred to clause (i) any non-public information relating to the Company or any of its Subsidiaries and/or afford to any Person that has, in the absence of any material violation of Section 5.2(b) by the Company, made such an Acquisition Proposal access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in each case under this clause (ii) pursuant to a confidentiality agreement that is no less favorable to the Company, in the aggregate, than the Confidentiality Agreement and which confidentiality agreement shall not include any provision having the actual or purported effect of restricting the Company from fulfilling its obligations under this Agreement or the Confidentiality Agreement and shall require such third party to agree to customary employee non-solicitation provisions covering a period of at least twelve (12) months from the execution of such confidentiality agreement; provided, however, that in the case of, and as a condition to the taking of, any action to be taken pursuant to the preceding clauses (i) or (ii), the following conditions must be first satisfied: (A) the Company Board (or any committee thereof) shall have determined in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with the fiduciary duties of directors under Israeli Law, (B) within twenty four (24) hours following such determination, the Company gives Parent written notice of the identity of such Person and the material terms of such Acquisition Proposal including any modifications thereto (unless such Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof including any modifications thereto) and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person, and shall in no event begin providing such information to such Person prior to providing such notice to the Parent, and (C) as soon as reasonably practicable after furnishing any non-public information about the Company and its Subsidiaries to such Person (and in any event within twenty-four (24) hours thereafter), the Company furnishes such non-public information to Parent to the extent such information has not been previously furnished by the Company to Parent.

(d) In addition to the obligations of the Company set forth in Section 5.2(b), the Company shall promptly (and in any event within twenty-four (24) hours from the time at which the Company becomes aware) notify Parent in writing if the Company becomes aware of the receipt by the Company or any of its Representatives of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (unless such Acquisition Proposal, request or inquiry is in written form, in which case the Company shall give Parent a copy thereof), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. The Company shall keep Parent reasonably informed of the status and terms of any such Acquisition Proposal, request or inquiry on a prompt basis, and in any event no later than twenty-four (24) hours after the occurrence of any material changes to any such Acquisition Proposal (including the terms and conditions thereof and of any modification thereto), and any developments, discussions and negotiations concerning any such Acquisition Proposal, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions.

(e) The Company shall not, and shall cause its Subsidiaries not to, enter into any agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide to the Parent the information described in this Section 5.2, and neither the Company nor any of its Subsidiaries is currently party to any agreement that prohibits the Company from providing the information described in this Section 5.2 to the Parent. The Company (A) except to the extent inconsistent with the fiduciary duties of directors under Israeli Law, shall not, and shall cause its Subsidiaries not to, terminate, waive, amend or modify, or grant permission under, any standstill provision in any confidentiality agreement to which it or any of its Subsidiaries is or becomes a party (other than as occurs in accordance with the terms of any such standstill provision in effect as of the date hereof); provided, that immediately upon violation of this clause (A) or waiver, Parent shall automatically be released from its standstill obligations under the Confidentiality Agreement without any further action by any party hereto, and (B) shall, and shall cause its Subsidiaries to, use reasonable best efforts to enforce such standstill provisions if it becomes aware of any material breach of any such standstill provision by the party subject thereto.

(f) The Company shall (i) promptly (but in no event later than five (5) Business Days after the date of this Agreement) demand that each individual or entity that has executed a confidentiality agreement in the preceding eighteen (18) months in connection with any potential Acquisition Proposal return (or destroy, to the extent permitted by the terms of the applicable confidentiality agreement) all confidential information furnished to such individual or entity by or on behalf of the Company or any of its Subsidiaries in accordance with the terms of the applicable confidentiality agreement, and (ii) immediately (on the date of this Agreement) revoke or withdraw access of any Person (other than Parent, Merger Sub and their Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiaries in connection with an Acquisition Proposal

Section 5.3 Company Board Recommendation.

(a) Subject to the terms of Section 5.3(c), Section 5.3(d) and Section 5.3(e), the Company Board shall unanimously recommend that the holders of Company Shares approve this Agreement and the Merger (the “Company Board Recommendation”).

(b) Neither the Company Board nor any committee thereof shall (i) withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent in any respect, the Company Board Recommendation,(ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal (any action referred to in the foregoing clauses (i) and (ii) as well as, in the case of a tender or exchange offer made by a third party directly to the Company’s shareholders, which is Known to the Company, a failure to recommend that the Company’s shareholders reject such tender or exchange offer, being referred to as a “Company Board Recommendation Change”), provided, however, that a “stop, look and listen” communication by the Company Board to the Company Shareholders pursuant to Rule 14d-9(f) of the Exchange Act, or any communication required under Israeli law with substantially similar content, shall not be deemed to be a Company Board Recommendation Change, or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.2(c) entered into in the circumstances referred to in Section 5.2(c)) (an “Alternative Acquisition Agreement”). The Company shall, within twenty four (24) hours following a determination by the Company Board (after consultation with its outside legal counsel and financial advisors) that an Acquisition Proposal constitutes a Superior Proposal, notify Parent in writing of such determination.

(c) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company Board (or any committee thereof) may (x) effect a Company Board Recommendation Change and/or (y) if it elects to do so in connection with or following a Company Board Recommendation Change, terminate this Agreement pursuant to Section 9.1(e) in order to enter into a written definitive agreement with respect to a Superior Proposal, in each case, only if all of the following conditions have been satisfied: (i) the Company receives a written, bona fide Acquisition Proposal from a third party (provided that the making of such Acquisition Proposal by the third party is not in violation of such third party’s standstill obligations to the Company (if any)), (ii) a breach by the Company of Section 5.2 or this Section 5.3 has not contributed to the making of such Acquisition Proposal; (iii) the Company Board (or any committee thereof) concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may have been offered by Parent prior to the determination by the Company Board (or any committee thereof); (iv) the Company Board (or any committee thereof) determines in good faith (after consultation with its outside U.S. legal counsel and financial advisors) that the failure to effect a Company Board Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(e) would be inconsistent with the fiduciary duties of the directors of the Company under applicable Law; (v) the Company has notified Parent in writing that it intends to effect a Company Board Recommendation Change and/or terminate this Agreement in respect of such Superior Proposal, describing in reasonable detail the reasons for such Company Board Recommendation Change and/or termination (a “Recommendation Change Notice”), and shall have contemporaneously provided a copy of the proposed Alternative Acquisition Agreement with respect to such Superior Proposal (it being agreed that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement); (vi) if requested by Parent, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the five (5) Business-Day period immediately following the delivery by the Company to Parent of such Recommendation Change Notice; and (vii) if Parent shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such five (5) Business-Day period, the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its outside U.S. legal counsel and financial advisors) after considering the terms of such offer by Parent, that the failure to effect a Company Board Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(e) would still be inconsistent with the fiduciary duties of the directors of the Company under Israeli Law; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or substantially concurrently with such termination the Company (1) pays the Parent the Termination Fee and Expense Reimbursement required by and pursuant to the terms of Section 9.3(b)(ii), and (2) immediately following such termination enters into a binding definitive contract for such Superior Proposal. In the event of any material revisions to the terms of the Superior Proposal, the Company shall be required to deliver a new Recommendation Change Notice to the Parent and to comply with the requirements of this Section 5.3 with respect to such new Recommendation Change Notice, and the five (5) Business Day-period referred to in clause (vi) shall be deemed to have re-commenced on the date of such new notice.

(d) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company Board (or any committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if (i) the Company Board (or any committee thereof) determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to effect a Company Board Recommendation Change would be inconsistent with the fiduciary duties of the directors of the Company under applicable Law; (ii) the Company has delivered a Recommendation Change Notice to Parent regarding its intention to effect a Company Board Recommendation Change in respect of such Intervening Event, describing in reasonable detail the reasons for such Company Board Recommendation Change (it being agreed that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement); (iii) if requested by Parent, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the five (5) Business Day-period immediately following the delivery by the Company to Parent of such Recommendation Change Notice; and (iv) if Parent shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such five (5) Business Day-period, the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its outside U.S. legal counsel and financial advisors) after considering the terms of such offer by Parent, that the failure to effect a Company Board Recommendation Change would still be inconsistent with the fiduciary duties of the directors of a the Company under Israeli Law. In the event of any material changes to the facts and circumstances of such Intervening Event, the Company shall be required to deliver a new Recommendation Change Notice to the Parent and to comply with the requirements of this Section 5.3 with respect to such new Recommendation Change Notice, and the five (5) Business Day-period referred to in clause (iii) shall be deemed to have re-commenced on the date of such new notice.

(e) Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act (or any communication required under Israeli law with substantially similar content) or a position contemplated by Section 329 of the ICL, or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act and (ii) making any disclosure to the Company Shareholders that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make such disclosure would be inconsistent with its fiduciary duties under Israeli Law; provided that, in either such case, any such statement(s) or disclosures made by the Company Board will be subject to the terms and conditions of this Agreement, including the provisions of Article X.

(f) Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Company Shareholders Meetings shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Alternative Transaction Agreement, or by any Company Board Recommendation Change, unless the Company has, subject to and in accordance with Section 9.1(e), terminated this Agreement.

(g) The parties hereto agree that irreparable damage would occur in the event that the provisions of Sections 5.2 and 5.3 were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent, prior to any valid termination in accordance with Section 8.1, shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of such provisions and to enforce specifically the terms and provisions hereof in any competent court having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity.

Section 5.4 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent and its Representatives any information concerning its business, Taxes, properties or personnel as Parent may reasonably request, including (a) any report, schedule and other document filed or furnished by it with the SEC and any material communication (including “comment letters”) received by the Company from the SEC in respect of such filings, and (b) internal monthly consolidated financial statements of the Company and its Subsidiaries, to the extent prepared in the ordinary course of business consistent with past practice; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, or (iii) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; and provided further, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder. In the event that the Company does not provide access or information in reliance on the first proviso in the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or obligation or to waive such a privilege. Subject to compliance with applicable Law, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, the Company shall confer from time to time as reasonably requested by Parent with Parent or its Representatives to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing. As promptly as practicable (and in any event within 30 Business Days following the date of this Agreement), the Company shall deliver to Parent true, correct and complete copies of the audited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2013, and the related audited consolidated results of operations and cash flows for the fiscal year ended December 31, 2013. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives or employees in connection with any investigation conducted pursuant to the access contemplated by this Section 5.4.

Section 5.5 Certain Litigation. Each party hereto shall promptly advise the other parties hereto of any Legal Proceedings commenced after the date hereof or threatened against such party or any of its directors, officers (in their capacity as such) or controlled Affiliates by any Company Shareholders (on their own behalf or on behalf of the Company), before any court or other Governmental Authority, relating to this Agreement or the transactions contemplated hereby, and shall keep the other parties hereto reasonably informed regarding any such litigation. Each party hereto shall give the other parties hereto the opportunity to consult with such party regarding the defense or settlement of any such shareholder litigation and shall consider such other parties’ views with respect to such shareholder litigation; provided that the Parent shall also have the right to participate in the defense of any such Legal Proceedings to the extent permissible under applicable Law.

Section 5.6 Director Resignations. Prior to the Closing, except as otherwise may be agreed by Parent, the Company shall use reasonable best efforts to obtain resignation letters from each of the members of the board of directors of the Company and each of its Subsidiaries, in each case with the resignation to be effective as of the Effective Time.

Section 5.7 Employee Bonuses. Not less than three (3) days prior to the Effective Time, the Company and its Subsidiaries shall (i) pay the full amount accrued for calendar year 2013 bonuses and calendar year 2014 first and second quarter bonuses, in each case under the bonus program maintained by the Company and its Subsidiaries as of the Effective Time (the “Ordinary Bonuses”), to the applicable employees of the Company and its Subsidiaries, and (ii) shall remit to the applicable Governmental Authorities all Taxes payable by the Company and its Subsidiaries (or for which the Company and its Subsidiaries are otherwise liable) in connection therewith.

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1 Directors’ and Officers’ Insurance.

(a) Prior to the Effective Time, the Company may purchase a up to a seven (7) year extended reporting period endorsement with respect to its current directors’ and officers’ liability insurance (a “Reporting Tail Endorsement”) provided that the aggregate cost of purchasing such Reporting Tail Endorsement shall not exceed 300% of the annual premium paid by the Company under its current directors and officers liability insurance policy (the “D&O Insurance”). In the event the Company purchases such Reporting Tail Endorsement prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to)

maintain such Reporting Tail Endorsement in full force and effect and continue to honor their respective obligations thereunder for so long as such Reporting Tail Endorsement shall be maintained in full force and effect.

(b) If Parent or the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations of Parent and the Surviving Company set forth in this Section 6.1.

(c) The obligations set forth in this Section 6.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any current or former directors and officers of the Company or any of its Subsidiaries, and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (each, a “Covered D&O”) (or any other person who is a beneficiary under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives)) without the prior written consent of such affected Covered D&O or other person who is a beneficiary under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives). Each of the Covered D&Os or other persons who are beneficiaries under the D&O Insurance or the Reporting Tail Endorsement referred to in Section 6.1(a) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.1, with full rights of enforcement as if a party thereto. Subject to applicable Law, the rights of the Covered D&Os (and other persons who are beneficiaries under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives)) under this Section 6.1 shall be in substitution for any other rights that such persons may have under the memorandum and articles of association, certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(d) The obligations and liability of Parent, the Surviving Company and their respective Subsidiaries under this Section 6.1 shall be joint and several.

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.1 is not prior to or in substitution for any such claims under such policies.

Section 6.2 Employee Matters.

(a) For a period of six (6) months following the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) either (i) continue Employee Plans (excluding equity plans and equity based benefits) sponsored or maintained by the Surviving Company or any of its Subsidiaries as of the Effective Time (“Company Plans”) or (ii) permit Continuing Employees while they remain employed by Surviving Company or any of its Subsidiaries after the Effective Time and as applicable, their eligible dependents, to participate in the employee plans of Parent, its Subsidiaries or their respective Affiliates (“Parent Plans”), or (iii) implement a combination of clauses (i) and (ii); provided, however, that the Surviving Company shall (and Parent shall cause the Surviving Company to) provide each Continuing Employee with (x) a base salary or base wage that is no less than that in effect with respect to such Continuing Employee as of the date hereof and (y) employee benefits (excluding equity based benefits) that are substantially comparable in the aggregate to either the employee benefits provided to such Continuing Employee as of the date hereof or the employee benefits provided to similarly situated employees of Parent after the Effective Time. Nothing in the foregoing shall prevent the Surviving Company or any of its Subsidiaries from terminating the employment of any Continuing Employee at any time following the Effective Time.

(b) To the extent that a Company Plan or Parent Plan is made available to any Continuing Employee on or following the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation and sick leave accrual and severance pay entitlement); provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or employee benefits. In addition, and without limiting the generality of the foregoing, and solely to the extent waived by a Company Plan prior to the Effective Time: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Plans to the extent coverage under any such Parent Plan replaces coverage under a comparable Company Plan in which such Continuing Employee participates immediately before the Effective Time; and (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, the Surviving Company shall cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such Parent Plan to be waived for such Continuing Employee and his or her covered dependents, and the Surviving Company shall cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Plan ending on the date such employee’s participation in the corresponding Parent Plan begins to be given full credit under such Parent Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Plan, and (iii) credit the accounts of such Continuing Employees under any Parent Plan which is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable Company Plan. Any vacation, sick leave or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time.

(c) Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Company to terminate, any Continuing Employee for any reason, or (ii) require Parent or the Surviving Company to continue any Company Plan or prevent the amendment, modification or termination thereof after the Effective Time.

(d) No provision of this Agreement, including this Section 6.2, shall create any third party beneficiary rights in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by the Company, Parent, or its Affiliates or the Surviving Company or under any benefit plan which the Company, Parent or its Affiliates or the Surviving Company may maintain.

Section 6.3 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

ARTICLE VII

ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1 Reasonable Best Efforts to Complete. Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (i) cause the conditions set forth in Article VIII to be satisfied; (ii) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger and the transactions contemplated hereby; (iii) obtain all necessary or appropriate consents, waivers and approvals under any Material Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Material Contracts following the consummation of the transactions contemplated by this Agreement; and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement or the Ancillary Agreements. In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement.

Section 7.2 Regulatory Filings.

(a) Parent and/or its Affiliates shall execute and deliver an undertaking in customary form in favor of the OCS to comply with applicable Law (if and when required to do so).

(b) Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement or with respect to any filings that have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b). Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential information.

(c) Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not contemplated by the provisions of this Section 7.2 are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated hereby are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

(d) Notwithstanding anything in this Agreement to the contrary, each of Parent and the Company agrees, and shall cause each of its Affiliates, to take any and all reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with any applicable Law, and to enable all waiting periods under any applicable Law to expire, and to avoid or eliminate each and every impediment under any applicable Law asserted by any Governmental Authority, in each case, to cause the Merger and the other transactions contemplated hereby to occur as soon as practicable and in any event prior to the Outside Date, including but not limited to (i) promptly complying with or modifying any requests for additional information by any Governmental Authority, (ii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof. From and after the date hereof and until all Approvals by Governmental Authorities required in connection with the Merger and the other transactions contemplated hereby have been obtained, each of the Company and Parent shall not, and shall cause its Affiliates not to, operate their respective businesses in such manner or take any action, that would reasonably be expected to increase in any material respect the risk of not obtaining any such governmental Approval.

(e) Without limiting the provisions of Section 7.2(d) above, Parent and Merger Sub agree that between the date hereof and the Effective Time (or the earlier termination of this Agreement pursuant to Article IX), each of Parent and Merger Sub shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business or Person competes in any line of business of the Company if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any new requirement for, or delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) increase the risk of not being able to remove any such order on appeal or otherwise or (iv) delay or prevent the consummation of the Merger or the other Transactions contemplated by this Agreement.

(f) Nothing in this Agreement shall require Parent, the Surviving Company or any other subsidiary or Affiliate of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the Surviving Company or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a Governmental Authority or any other person or for any other reason.

Section 7.3 Company Shareholders Meetings.

(a) As soon as reasonably practicable following the date of this Agreement, but in no event later than the fifth (5th) Business Day after the date hereof, the Company shall (i) establish a record date for, duly call, give notice of and convene a special meeting of (A) the holders of Company Shares, voting as one class (the “Company General Meeting”); (B) the holders of the Ordinary Shares (the “Company Ordinary Class Meeting”); and (C) the holders of the Preferred A Shares (the “Company Preferred Class Meeting”, and together with the Company General Meeting and the Company Ordinary Class Meeting, the “Company Shareholders Meetings”) for the purpose of obtaining the Company Shareholder Approval, and (ii) publish the notices of the Company Shareholders Meetings (with the proxy card (‘Ktav Hatzbaa’) required under the ICL and, for the sake of clarity, the regulations promulgated thereunder). As soon as reasonably practicable following the date of this Agreement, but in no event later than the fifteenth (15th) Business Day after the date hereof, the Company shall prepare and furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meetings (the “Proxy Statement”). Other than the proposal to obtain the Company Shareholder Approval, no other proposed resolution of the Company’s shareholders shall be presented in the Company General Meetings or set forth in the Proxy Statement, except that the Company may seek to obtain (each as a separate agenda item) the Company’s shareholders approval for the matters set forth in Sections 7.3 of the Company Disclosure Letter. The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meetings pursuant to the ICL and the Charter Documents. Unless this Agreement is terminated pursuant to Article IX or as Parent and the Company may otherwise agree, the Company Shareholders Meetings shall be held no later than 40 days after the publication of the notices regarding the Company Shareholders Meetings. Unless this Agreement is terminated pursuant to Article IX or as Parent and the Company may otherwise agree, the Company Shareholders Meeting shall be held no later than 40 days after the publication of the notice regarding the Company Shareholders Meeting. Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, the Company shall include the Company Board Recommendation in the Proxy Statement and use its reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable following its filing date. The Company shall not include in the Proxy Statement any information with respect to Parent or its Affiliates, unless the form and content thereof shall have been consented to in writing by the Parent prior to such inclusion and Parent agrees to provide any such information required to be so included under applicable Law. Prior to the mailing of the Proxy Statement, unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change in accordance with this Agreement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent, provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (z) to the extent practicable and not prohibited under applicable Law, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC or OTCQB, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 7.3(a), prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted. At the Company Shareholders Meetings, Parent and Merger Sub shall cause any Company Shares owned by them and their Affiliates (if any) to be voted in favor of the approval of the Merger and the other transactions contemplated by this Agreement.

(b) Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change in accordance with the terms of this Agreement, the Company shall, through the Company Board, use commercially reasonable efforts to solicit from the Company shareholders proxies in favor of the approval of this Agreement.

(c) Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 5.3, in connection with any disclosure regarding a Company Board Recommendation Change relating to a Superior Proposal or an Acquisition Proposal, the Company shall not be required to provide to

Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) or permit Parent or Merger Sub to participate in any discussions with the SEC or any other Governmental Authority regarding the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC or any other Governmental Authority, with respect to such disclosure.

(d) Notwithstanding the foregoing, the Company may adjourn or postpone the Company Shareholders Meetings as and to the extent required by applicable Law.

Section 7.4 Merger Proposal; Certificate of Merger.

(a) Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 7.4(a) accordingly): (a) cause a merger proposal (in the Hebrew language) in the form of Exhibit A (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the shareholders meetings, (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clauses (i) and (ii) of this Section 7.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) in a popular newspaper in New York as may be required by applicable Law; (ii) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 7.4(a), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (f) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval, and (g) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 7.4(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b) The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 7.5 Anti-Takeover Statute. In the event that any anti-takeover or other similar statute is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such statute on this Agreement and the transactions contemplated hereby.

Section 7.6 Notification of Certain Matters.

(a) Subject to applicable Law and the instructions of any Governmental Authority, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including (subject to any confidentiality obligations) promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their Subsidiaries, from any Governmental Authority with respect to such transactions.

(b) The Company shall promptly advise Parent orally and in writing of any change or event that has or could reasonably be expected to have a Company Material Adverse Effect. Each of the Company and Parent shall promptly advise the other party orally or in writing of any change or event that has or could reasonably be expected to cause any of the conditions to Closing set forth in Article VIII not to be satisfied by the Outside Date.

(c) Without limiting the generality of the foregoing, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall give prompt written notice to Parent and Merger Sub upon becoming aware (i) that any representation or warranty made by it in this Agreement or any Ancillary Agreement that is qualified as to materiality has become untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Ancillary Agreement, in any such case set forth in clause (i) and clause (ii), if and only to the extent that such untruth or inaccuracy, or such failure, could reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby set forth in Sections 8.2(a) or 8.2(b) to fail to be satisfied at the Closing, and (iii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder.

Section 7.7 Public Statements and Disclosure. None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable securities exchange or regulatory or Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party). Notwithstanding the foregoing, without prior consent of the other party, each of Parent and the Company may disseminate material substantially similar to material included in a press release or other document previously approved for public distribution by the other party. Each party agrees to promptly make available to the other parties copies of any written public communications made without prior consultation with the other parties.

Section 7.8 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, made as of February 19, 2014 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

Section 7.9 Tax Rulings.

(a) As soon as practicable after the date of this Agreement, and no later than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) confirming that (i) the cancellation and exchange of the Company 102 RSUs in accordance with Section 2.7(c) and conversion of the Company 102 Shares in accordance Section 2.7(a)(i) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Per Ordinary Share Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period and (ii) the deposit of the respective Per Ordinary Share Merger Consideration with the Paying Agent and the 102 Trustee shall not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Paying Agent and their respective agents from any withholding obligation. If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Paying Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company Shares or Company RSUs (whether or not subject to Section 102 of the Ordinance) to the, Paying Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”). To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.

(b) As soon as practicable following the date of this Agreement but in no event later than ten (10) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) that (i) with respect to holders of Company Shares that are non–Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non–Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Company Ordinary Shares subject to Section 102 of the Ordinance) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(c) Without limiting the generality of Section 7.2, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling) and the Withholding Tax Ruling. The final text of the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. The Company and its Representatives shall not make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling without prior coordination with Parent or its Representatives, and will enable Parent’s Representatives to participate in all discussions and meetings with the ITA relating thereto. To the extent that the Parent’s Representatives elect not to participate in any such meeting or discussion, the Company’s Representatives shall provide the Parent’s Representatives a report of the discussions and/or meetings held with the ITA. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable.

Section 7.10 OTCQB De-Listing of Company Shares; Transition Period SEC Reports. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of OTCQB to enable the de-listing of the Company Shares from OTCQB and the deregistration of the Company Shares under the Exchange Act effective as of the Closing Date.

(b) If (i) the Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act following the date hereof and prior to the Effective Time (other than any report relating to or following any Company Board Recommendation Change) or (ii) the Surviving Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act within 10 Business Days after the Effective Time (other than any reports relating to this Agreement, the Merger or any of the transactions contemplated hereby), then the Company will use reasonable best efforts to provide to Parent, at least ten (10) Business Days (with respect to the Company’s annual report on Form 20-F) or three (3) Business Days (with respect to the Company’s immediate reports on Form 6-K, unless a shorter period is required under applicable Law) prior to (i) the filing or furnishing date of such reports (with respect to such reports that are due prior to the Effective Time) or (ii) the Effective Time (with respect to such reports that are due within 10 Business Days after the Effective Time), a substantially final draft of each such report (each, a “Transition Period SEC Report”). The Company will give due consideration to all reasonable comments provided by Parent with respect to each Transition Period SEC Report to be filed with or furnished to the SEC prior to the Effective Time.

Section 7.11 Closing Deliverables.

(a) At the Closing, the Company shall deliver to Parent a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer, certifying (A) the Company’s Articles of Association in effect, (B) the Company’s Memorandum of Association in effect, (C) the Company’s board (and committees, if any) resolutions approving the Merger, this Agreement and the Ancillary Agreements to which the Company is a party, (D) evidence of the receipt of the Company Shareholder Approval and (E) the incumbency of each of the Company’s officers authorized to sign, on behalf of the Company, this Agreement and the Ancillary Agreements executed or to be executed and delivered by the Company pursuant to this Agreement.

(b) At the Closing, Parent shall deliver to the Company the Paying Agent Agreement, duly executed by Parent.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company, prior to the Effective Time, of each of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Regulatory. Any waiting period (and any extension thereof) applicable to the Merger under applicable Antitrust Laws, if any, shall have been terminated or shall have expired, and any waiting period shall have expired or been terminated and any Approvals required to be obtained or filings required to be made prior to the Closing under applicable Antitrust Laws in the jurisdictions listed on Section 8.1(b) of the Company Disclosure Letter in connection with the Merger shall have been obtained or filed, as applicable.

(c) Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

(d) No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

Section 8.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties. Each representation and warranty of the Company set forth in Section 3.2 (Corporate Power; Enforceability) shall be true and correct in all material respects, and each representation and warranty of the Company set forth in Section 3.6(a) (Company Capitalization) and each of the representations and warranties of the Company set forth in Section 3.6(b) (Company Capitalization) shall be true and correct in all respects subject to de minimis inaccuracies, in each case on and as of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in accordance with the applicable standard set forth above as of such particular date. The other representations and warranties of the Company set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for any failure to be so true and correct which has not had individually or in the aggregate, a Company Material Adverse Effect, and (ii) for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such particular date which has not had, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, solely for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this clause (ii) of Section 8.2(a), all “Company Material Adverse Effect” qualifications set forth in such representations and warranties (other than Section 3.11(c)) shall be disregarded.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations that are to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate of the Company. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d) Company Material Adverse Effect. There shall not have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect following the execution and delivery of this Agreement.

(e) Payoff Letters. The Company shall have delivered to Parent payoff letters with respect to all outstanding Indebtedness of the Company and its Subsidiaries (the “Payoff Letters”) indicating in each case that upon payment of the Indebtedness specified in such Payoff Letter, all outstanding obligations of the Company and its Subsidiaries arising under or related to such Indebtedness shall be repaid and extinguished in full and that upon receipt of such amount such Person shall release its Liens and other security interests in, and agree to deliver such documents or endorsements necessary to release of record its Liens and other security interest in, the assets and properties of the Company and its Subsidiaries, as applicable.

Section 8.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of the Parent and Merger Sub set forth in Section 4.2 (Corporate Power; Enforceability) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for changes required by this Agreement, and (ii) for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in all material respects as of such particular date. The other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under this Agreement, (ii) for changes required by this Agreement, and (iii) for those representations and warranties that address matters only as of a particular date, which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such particular date that would not, individually or in the aggregate, prevent the Merger or prevent or impair the ability of Parent and Merger Sub to fully comply with and perform their respective covenants and obligations under this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations that are to be performed by Parent and Merger Sub under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate of Parent and Merger Sub. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), by mutual written agreement of Parent and the Company; or

(b) by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that any Governmental Authority of competent jurisdiction shall have formally issued a permanent, final and non-appealable Order or any other action by any Governmental Authority permanently enjoining, restraining or otherwise prohibiting the Merger and such Order or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a party if the issuance of such Order or other action was primarily due to the failure of such party to perform any of its obligations under this Agreement or under any Ancillary Agreement; or

(c) by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that the Effective Time shall not have occurred on or before October 3, 2014 (such date referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto (i) whose actions or omissions have been a principal cause of, or primarily resulted in, the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement or (ii) that is in material breach of this Agreement; or

(d) by either the Company or Parent, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Company Shareholder Approval after the final adjournment of the Company Shareholders Meetings at which a vote is taken on the Merger; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to the Company where the action or failure to act of Company has been a principal cause of or resulted in the failure to obtain the Company Shareholder Approval and such action or failure to act constitutes a material breach by the Company of this Agreement; or

(e) by the Company, at any time prior to the receipt of the Company Shareholder Approval, in order to immediately enter into a written definitive agreement with respect to a Superior Proposal pursuant to Section 5.3(c); provided that, concurrently with the termination of this Agreement the Company pays Parent the Termination Fee and Expense Reimbursement pursuant to Section 9.3(b)(ii) (and any purported termination pursuant to this clause (e) shall be void and of no force or effect if such payments have not been timely made in full); or

(f) by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect, and (ii) the Company shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within twenty (20) Business Days after the Company has received written notice of such breach from Parent (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(f) in respect of the breach set forth in any such written notice (A) at any time during such twenty (20) Business Day period, (B) at any time after such twenty (20) Business Day period if the Company shall have cured such breach during such twenty (20) Business Day period) or (C) at any time prior to two (2) Business Days immediately before the Outside Date with respect to any breach of any representation or warranty by the Company set forth in Article III to the extent such breach relates to actions, omissions or occurrences following the date hereof; or

(g) by Parent, (A) at any time prior to the receipt of the Company Shareholder Approval, in the event that (i) the Company Board (or a committee thereof) shall have effected a Company Board Recommendation Change, (ii) a tender or exchange offer for Company Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act or Section 329 of the ICL recommending that the Company Shareholders not tender any Company Shares into such tender or exchange offer, or (iii) the Company Board (or a committee thereof) shall have recommended to the Company’s shareholders to approve the Acquisition Proposal referred to in clause (ii), or publicly announced its intention to enter into any agreement in respect of such Acquisition Proposal, or (B) at any time prior to the Effective Time, in the event that (i) the Company Board (or a committee thereof) shall have failed to reaffirm (publicly or not) its approval of, or recommendation to the Company’s shareholders to approve, the Merger (or, following receipt of the Company Shareholder Approval, to reaffirm its determination that the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders) within three (3) Business Days after Parent so requests in writing (which request may be made at any time, provided that Parent may not make more than two such requests in the aggregate), or (ii) the Company or any of its Senior Representatives materially breaches Section 5.2 or Section 5.3; or

(h) by the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within twenty (20) Business Days after Parent has received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(h) in respect of the breach set forth in any such written notice (A) at any time during such twenty (20) Business Day period, and (B) at any time after such twenty (20) Business Day period if Parent and Merger Sub shall have cured such breach during such twenty (20) Business Day period).

Section 9.2 Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable, specifying the provision of this Agreement on which such termination is based. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 7.8, this Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement, and (b) nothing in this Agreement shall relieve any party or parties hereto, as applicable, from liability for any fraud or willful and material breach of any representation, warranty, covenant, obligation or other provision of this Agreement. For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.3 Fees and Expenses.

(a) General. Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b) Company Payments.

(i) The Company shall pay to Parent $700,000 (seven hundred thousand U.S. dollars) (the “Termination Fee”) and the Expense Reimbursement, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent, in the event that all of the following shall have occurred: (A) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d), and (B) after the date of this Agreement and at or prior to the termination thereof, there shall have been an Acquisition Proposal publicly announced and shall not have been withdrawn or otherwise abandoned and (C) within twelve (12) months following such termination of this Agreement the Company enters into a definitive agreement to effect such Acquisition Proposal or another Acquisition Transaction. In the event that clauses (B) and (C) above are not satisfied, Company shall pay to Parent the Expense Reimbursement, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent. “Expense Reimbursement” shall mean up to $700,000 (seven hundred thousand U.S. dollars) for all reasonable and documented expenses of Parent and its subsidiaries, including reasonable and documented fees and expenses of financial advisers, outside legal counsel, accountants, experts and consultants, incurred by Parent and its subsidiaries or on their respective behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby.

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 9.1(e), the Company shall pay, as a condition to such termination, to Parent the Termination Fee and Expense Reimbursement, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) In the event that this Agreement is terminated by Parent pursuant to Section 9.1(g), the Company shall pay to Parent the Termination Fee and Expense Reimbursement, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent.

(iv) In the event that the Company fails to pay any amount required pursuant to this Section 9.3(b) when due, such amount shall accrue interest for the period commencing on the date such amount became past due, at a rate equal to the rate of interest publicly announced by Citibank N.A. from time to time during such period, as such bank’s prime lending rate. In addition, if the Company fails to pay such amount when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including reasonable attorneys’ fees) in connection with successful efforts to collect such amounts. The Company acknowledges that the provisions of Section 9.3(b) are an integral part of the transactions contemplated hereby and that, without these agreements, Parent would not enter into this Agreement.

(v) The Company shall pay to Parent the Termination Fee and Expense Reimbursement, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent, in the event that (A) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(c) or 9.1(f) (but only if at such time Parent would not be prohibited from terminating this Agreement by the proviso in Section 9.1(c) or 9.1(f), as applicable), (B) there has been publicly disclosed after the date of this Agreement and prior to the date of termination of this Agreement an Acquisition Proposal that remains outstanding and not withdrawn as of the date of termination of this Agreement, and (C) within twelve (12) months after such termination of this Agreement, the Company enters into a definitive agreement with respect to a Qualifying Transaction or consummates a Qualifying Transaction pursuant to a definitive agreement to which the Company is a party (in each case regardless of whether the Qualifying Transaction is the Acquisition Proposal referred to in clause (ii)). In the event that clauses (B) and (C) above are not satisfied, Company shall pay to Parent the Expense Reimbursement, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent. As used in this Section 9.3(b)(v), “Qualifying Transaction” means any acquisition of (x) 50% or more of the outstanding Company Shares pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving the Company or (y) the sale of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole.

(c) Single Payment Only. The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(d) Effect of Termination Fee. Notwithstanding anything to the contrary in this Agreement, and provided Parent has not (x) notified the Company that Parent is waiving its right to receive the Termination Fee, which notification shall occur, if at all, within five (5) Business Days following the applicable termination of this Agreement or (y) refunded (and waived its right to receive) the Termination Fee in full to the Company within five (5) Business Days following payment thereof to Parent, if the Termination Fee has been paid to Parent, Parent’s right to receive payment of the Termination Fee shall be the sole and exclusive remedy of Parent and its Affiliates and Representatives against the Company and its Affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amount, none of the Company or any of its Affiliates or Representatives shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise; provided that the foregoing shall not derogate from Section 9.2.

Section 9.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under applicable Law without obtaining the Company Shareholder Approval of such amendment.

Section 9.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Survival of Representations, Warranties and Covenants. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

(a) if to Parent or Merger Sub to:

Verisae, Inc.

730 Second Avenue South, Suite 600

Minneapolis, MN 55402

Attention:	Jerry Dolinsky, Chief Executive Officer
Facsimile:	612-455-2324
Email:	jdolinsky@verisae.com

with a required copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
3330 Hillview Ave.
Palo Alto, California 94304
Attention:	Travis L. Nelson David E. Johanson
Facsimile:	650-859-7500
email:	travis.nelson@kirkland.com
david.johanson@kirkland.com

and

Goldfarb Seligman & Co.
Electra Tower, 98 Yigal Alon Street
Tel Aviv 67891
Israel
Attention:	Ido Zemach
Facsimile:	+972 (3)608-9909
email:	ido.zemach@goldfarb.com

(b) if to the Company, to:

Westborough Executive Park

112 Turnpike Road

Westborough MA 01581 USA

Attention:	Samuel HaCohen, Chairman of the Board
Facsimile:	508-366-2990
email:	samuel.hacohen@viryanet.com

with copies (which shall not constitute notice) to:

Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Rd. Ramat Gan 52506, Israel
Attention:	Raanan Lerner Tomer Shani
Facsimile:	+972 (3) 610-3662
email:	raanan@meitar.com tshani@meitar.com

Section 10.3 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that each of Merger Sub and Parent may assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to any Affiliate thereof (each, an “Assignee”). Any such Assignee may thereafter assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an Assignee, Parent and Merger Sub shall remain liable for the performance by Parent and Merger Sub of their obligations hereunder. Subject to the preceding sentence, this Agreement shall (i) be binding upon the parties hereto and their respective successors and permitted assigns and (ii) shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.4 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB OR ANY OF THEIR AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 10.5 Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.1, and (b) from and after the Effective Time, the rights of holders of Company Shares and other Company Securities to receive the amounts to which they are entitled pursuant to Article II.

Section 10.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7 Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each party hereby irrevocably and unconditionally waives any requirement for the securing or posting of any bond in connection with any such remedy.

Section 10.8 Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction; provided, however, that any matter involving the internal corporate affairs of the Company or any party hereto shall be governed by the provisions of the jurisdictions of its incorporation. The rights of the shareholders of the Company and the provisions of this Agreement that relate to Company Shareholder Approval and the Merger that are required under Laws of the State of Israel to be governed by the Laws of the State of Israel.

Section 10.9 Consent to Jurisdiction.

(a) Each of the parties hereto (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, in the case of any dispute as to which the federal courts have exclusive subject matter jurisdiction, the Federal court of the United States of America, sitting in Delaware); (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of the Court of Chancery of the State of Delaware (or, if applicable, such Federal court)in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.9 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

Section 10.10 Company Disclosure Letter References. The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties is reasonably apparent on the face of such disclosure.

Section 10.11 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

Verisae, Inc.

By:	/s/ Verisae, Inc.
	Name:	Jerry Dolinsky
	Title:	CEO

Viking Acquisition Ltd.

By:	/s/ Viking Acquisition Ltd.
	Name:	Jerry Dolinsky
	Title:	CEO

ViryaNet Ltd.

By:	/s/ ViryaNet Ltd.
	Name:	Samuel Hacohen
	Title:	Chairman

APPENDIX B

VOTING UNDERTAKING

THIS VOTING UNDERTAKING (this “Undertaking”) is made and entered into as of June 10, 2014 by and between Verisae, Inc., a Minnesota corporation (“Parent”), and the undersigned shareholder (the “Shareholder”) of ViryaNet Ltd., a company organized under the laws of Israel (the “Company”).

RECITALS

A. The Company, Merger Sub (as defined below) and Parent intend to enter into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which provides for the merger (the “Merger”) of Viking Acquisition Ltd, a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), with and into the Company, on the terms and subject to the conditions set forth therein, pursuant to which (x) each issued and outstanding Ordinary Share, nominal value NIS 5.00, of the Company (the “Ordinary Shares”) and (y) each issued and outstanding Preferred A Share, nominal value NIS 5.00, of the Company (the “Preferred A Shares”) shall automatically be converted into and represent the right to receive the merger consideration as set forth in the Merger Agreement, on the terms and subject to the conditions set forth therein;

B. As of the date hereof, the Shareholder is the beneficial owner (for this and other terms of correlative meaning used throughout this Agreement, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of Shares (as defined below) as is indicated on the signature page of this Agreement;

C. The Shareholder believes that the terms of the Merger and the Merger Agreement are fair and that it is in his, her or its best interest, as a shareholder in the Company, that the Merger be consummated;

D. As a condition to its willingness to enter into the Merger Agreement, Parent has required that the Shareholder undertake in advance to vote its, his or her shares in favor of the Merger; and

E. For these reasons, and in consideration of the execution of the Merger Agreement by Parent and to enhance the likelihood that the Merger will be consummated, the Shareholder, solely in his, her or its capacity as a shareholder of the Company, agrees and undertakes to vote the Shares (as defined below) in favor of the Merger and the approval of the Merger Agreement on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

(a) “Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the banks in New York or Israel are authorized by Law or executive order to be closed.

(b) “Expiration Date” shall mean the first to occur of (i) the termination of the Merger Agreement pursuant to Article IX thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

(c) “Person” shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

(d) “Shares” shall mean: (i) all equity securities of the Company (including Ordinary Shares, Preferred A Shares and all options, warrants, restricted stock and other rights to acquire Ordinary Shares and/or Preferred

A Shares) owned by the Shareholder as of the date of this Agreement; and (ii) all additional equity securities of the Company (including all additional Ordinary Shares, Preferred A Shares and all additional options, warrants, restricted stock and other rights to acquire Ordinary Shares and/or Preferred A Shares) of which the Shareholder acquires ownership during the period from the date of this Agreement through the Expiration Date or which the Shareholder is otherwise entitled to direct the voting of; provided, however, that, when used with respect to the voting, consenting or taking action by or in the name of a Shareholder or any other Person hereunder with respect to Shares, the term “Shares” shall only include the securities covered by clause (i) or (ii) that are entitled to be voted, or for which the Shareholder or such other Person is entitled to consent or act, with respect thereto (which shall not include Shares that are subject to issuance upon the exercise of options, warrants and such other rights to acquire Ordinary Shares and/or Preferred A Shares), and, without derogating from the automatic conversion of the Preferred A Shares upon the Effective Time, nothing herein shall require (and no Shareholder undertakes any obligation or makes any representation or warranty related to) the conversion, exercise or exchange of any security for which the Shareholder has beneficial ownership into securities entitled to be voted, or for which the Shareholder or such other Person is entitled to consent or act, with respect thereto.

(e) “Transfer”. A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants or permits to be granted an option or any security interest with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option or any security interest with respect to, transfer of or disposition of such security or any interest in such security.

2. Restrictions on Shares.

(a) The Shareholder shall not, directly or indirectly, during the period from the date of this Agreement through the Expiration Date, cause or permit any Transfer of any of its, his or her Shares to be effected, except for any Transfer to an Affiliate of the Shareholder, if (A) upon such Transfer the Shareholder shall continue to be a beneficial owner of such Shares; and (B) the Shareholder shall continue to have the right to control the vote of such Shares in accordance with this Agreement.

(b) The Shareholder shall not, directly or indirectly, during the period from the date of this Agreement through the Expiration Date, deposit (or permit the deposit of) any of its, his or her Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Shareholder under this Agreement with respect to any such Shares.

(c) The Shareholder shall not take any action that would (i) make any representation or warranty by the Shareholder in this Agreement to be untrue or incorrect; or (ii) have the effect of impairing the ability of the Shareholder to perform its, his or her obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby.

3. Agreement to Vote Shares. At every meeting of the shareholders of the Company called (including any class of shareholders of the Company), and at every postponement or adjournment thereof, and on every action or approval by written resolution or consent of the shareholders of the Company, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought (each, a “Voting Event”), until the Expiration Date, the Shareholder (solely in its, his or her capacity as such) shall be present (in person or by proxy) or cause to be present, and vote or cause to be voted, its, his, her or its Shares: (i) in favor of the approval of the Merger Agreement and the Merger and all the transactions contemplated by the Merger Agreement or any document ancillary thereto; (ii) against (1) any Acquisition Proposal or Acquisition Transaction (other than the Merger Agreement or the transactions contemplated thereby, including the Merger) or any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement or any document ancillary thereto, and (2) any other action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected, to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely

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consummation of Merger or the other transactions contemplated by the Merger Agreement or any document ancillary thereto or the performance by the Shareholder of his, her or its obligations under this Agreement, in each case unless such Shares have already been voted pursuant to the Proxy (as defined below). Any such vote shall be cast (or consent shall be given) by the Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). Except as contemplated by this Agreement, the Shareholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to its, his or her Shares that would prohibit, undermine, limit or otherwise adversely affect its compliance with its obligations pursuant to this Agreement, and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy or power of attorney with respect to its, his or her Shares, in either case, which is inconsistent with its obligations pursuant to this Agreement.

4. Non-Solicitation; No Effect on Fiduciary Relationship; No Other Relationship.

(a) Between the date of this Agreement and the Expiration Date, the Shareholder shall not take any action that would constitute a violation of the provisions of Sections 5.2(a) and/or 5.2(b) of the Merger Agreement if taken by the Company, in each case with the limitations and exceptions of such provisions contemplated by Section 5.2 of the Merger Agreement that are applicable to the Company or its board of directors (including the right to participate in discussions or negotiations on the circumstances set forth therein) being similarly applicable to the Shareholder. Notwithstanding anything to the contrary set forth herein, neither the Shareholder nor any of his, her or its representatives shall have any liability pursuant to this Section 4(a) from and after the first to occur of (x) the Effective Time and (y) the date on which the Company has paid the Termination Fee; provided, however, that this sentence shall not limit the liability of the Shareholder for any willful breach of this Section 4(a) by the Shareholder. For purposes of this Section 4(a), “willful breach” shall mean an act or failure to act of such person with the actual knowledge that the taking of such act or the failure to take such act would constitute a material breach of this Section 4(a).

(b) Nothing in this Agreement or the Proxy shall restrict or limit the ability of any Person who is an officeholder or director of the Company (including, as applicable, any officeholder or director of the Company who is an Affiliate of a Shareholder) to take any action solely in his or her capacity as an officeholder or director of the Company to the extent expressly permitted by the Merger Agreement and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Nothing contained in this Agreement or the Proxy shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the applicable Shareholder, and neither Parent nor any other Person shall have any authority to exercise any power or authority to direct any Shareholder in the voting of any of its, his or her Shares, except as otherwise specifically provided herein.

5. Proxy. Concurrently with the execution and delivery of this Agreement, the Shareholder shall execute and deliver to Parent a proxy, irrevocable to the fullest extent permitted by law, in the form attached hereto as Exhibit A solely to vote its, his or her Shares in accordance with Section 3 of this Agreement, which proxy shall automatically expire upon the Expiration Date (the “Proxy”).

6. Representations and Warranties of the Shareholder. The Shareholder, hereby represents, warrants and covenants to Parent and Merger Sub as follows:

(i)

The Shareholder is the owner, or otherwise entitled to direct the voting, of the Shares indicated under the Shareholder’s name on the signature page of this Agreement, which are free and clear of any Liens or adverse claims (except for such Liens arising under securities laws or for such Liens or adverse claims as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with his, her or its obligations pursuant to this Agreement). Without limiting the foregoing, except for proxies

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and restrictions in favor of Parent pursuant to this Agreement, and except for voting such Shares on the election of the Company’s directors, the Shareholder has sole voting and dispositive power with respect to all of the Shareholder’s Shares, with no restrictions on the Shareholder’s sole voting and dispositive power and no Person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Shareholder’s Shares. The Shareholder is not subject to any Contract that would in any way preclude, restrict, delay or prevent the consummation of the Merger and the other transactions contemplated by the Merger Agreement. The Shareholder does not own beneficially or of record any securities of the Company other than the Shares indicated under the Shareholder’s name on the signature page of this Agreement.

(ii)	The Shareholder has full power and authority to make, enter into and carry out its obligations pursuant to the terms and conditions under this Agreement and the Proxy. The execution and delivery of this Agreement or the Proxy by the Shareholder does not, and the Shareholder’s performance of his, her or its obligations under this Agreement and the Proxy will not: (a) conflict with or violate any order, decree or judgment applicable to the Shareholder or to its, his, her or its Shares; or (b) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on, any of its, his or her Shares pursuant to any agreement to which the Shareholder is a party or by which the Shareholder is bound or affected, except in each case as would not prohibit the Shareholder’s compliance with its, his or her obligations pursuant to this Agreement or the Proxy.

(iii)	No proxies or voting instructions relating to the Merger have been heretofore given or will be given in respect of the Shareholder’s Shares, other than the Proxy.

7. Additional Documents. The Shareholder (in his, her or its capacity as such) and Parent hereby covenant and agree to execute and deliver any additional documents reasonably necessary to carry out the purpose and the intent of this Agreement and the Proxy. Without limiting the generality or effect of the foregoing or any other obligation of any Shareholder hereunder, the Shareholder hereby authorizes Parent to deliver a copy of this Agreement and the Proxy to the Company and hereby agrees that the Company may rely upon such delivery as conclusively evidencing the agreements and understandings set forth herein and therein. Prior to the Expiration Date, the Shareholder shall notify Parent promptly in writing of the acquisition of ownership of additional Shares after the date hereof, if any. Without limiting the foregoing, in the event of any share split, share dividend, reclassification, recapitalization or other change in the capital structure of the Company affecting the Shares, the number of Shares constituting the Shareholder’s Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional securities issued with respect to or in exchange for such Shares.

8. Information for Proxy Statement; Publication. The Shareholder consents to Parent and Merger Sub publishing and disclosing in any filing required under applicable Law, the Shareholder’s identity and ownership of Shares and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement and the Proxy, as well as attaching a copy of this Agreement and the Proxy as exhibits to any such filing, if required under applicable Law. The Shareholder shall not issue any press release or make any other public statement or other disclosure with respect to this Agreement, the Proxy, the Merger Agreement or the transactions contemplated hereby or thereby without the prior written consent of Parent, except as may be required of the Shareholder by applicable Law and, where such requirement under applicable Law arises, after giving Parent opportunity as practicable in the circumstances to comment on any such press release or statement and including therein such of Parent’s reasonable comments.

9. Legending of Shares; Rights Attached to the Shares. If so requested by Parent, the Shareholder agrees that its, his or her Shares shall bear a legend stating that they are subject to this Agreement and the Proxy. Promptly after termination of this Agreement, Parent shall provide to the Company and to the Shareholder its consent that such legend shall be removed from any certificate for such Shares. Without derogating from any provisions to the contrary in this Agreement, the Proxy or the Merger Agreement, to the extent permitted under applicable Law,

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the provisions of this Agreement and the Shareholder’s obligations hereunder shall attach to the Shareholder’s Shares and shall be binding upon any Person to whom legal or beneficial ownership of the Shareholder’s Shares shall pass, whether by operation of Law or otherwise, including, without limitation, the Shareholder’s administrators, liquidators, receivers, trustees, special managers, successors or other court appointed officers.

10. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date; provided that the Shareholder may terminate this Agreement by written notice to Parent in the event of an amendment of the Merger Agreement that materially adversely changes the economic rights of the Company’s shareholders under the Merger Agreement (including, without limitation, any reduction in the Merger Consideration per Share, any extension of the Outside Date by more than 30 days and any increase in the Termination Fee), without the Shareholder’s prior written consent thereto (which consent may not be given by any act under the Proxy); provided, however, that Section 11 shall survive any termination of this Agreement; provided, however, that Section 11 and the second sentence of Section 9 shall survive any termination of this Agreement; provided, further, that, subject to Section 4(a), the termination of this Agreement shall not relieve the Shareholder from any liability for any willful breach of this Agreement.

11. Miscellaneous.

(a) Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance therefrom and (iv) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

(b) Binding Effect and Assignment. This Agreement and the Proxy and all of the provisions hereof and thereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, liquidators, receivers, special managers, trustees and other court appointed officers but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

(c) Amendments and Modification. Neither this Agreement nor the Proxy may be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(d) Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that each party hereto shall be entitled to seek an injunction or injunctions to prevent breaches, or threatened or imminent breaches, of this Agreement by any of the other parties hereto and to enforce specifically the terms and provisions hereof in any court having jurisdiction relating to this Agreement as provided in clause (g) hereof without the necessity of demonstrating damages or posting a bond, this being in addition to any other remedy to which each party is entitled at law or in equity.

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(e) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

if to Parent, to:

Verisae, Inc.
730 Second Avenue South, Suite 600
Minneapolis, MN 55402

Attention:	Jerry Dolinsky, Chief Executive Officer
Facsimile:	612-455-2324
Email:	jdolinsky@verisae.com

with a required copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
3330 Hillview Ave.
Palo Alto, California 94304
Attention:	Travis L. Nelson

Attention:	David E. Johanson
Facsimile:	650-859-7500
email:	travis.nelson@kirkland.com

david.johanson@kirkland.com

and

Goldfarb Seligman & Co.
Electra Tower, 98 Yigal Alon Street
Tel Aviv 67891
Israel

Attention:	Ido Zemach
Facsimile:	+972 (3)608-9909
email:	ido.zemach@goldfarb.com

if to the Shareholder, to:

Attention:	[ ]

Facsimile:	[ ]
email:	[ ]

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with copies (which shall not constitute notice) to:

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Rd.
Ramat Gan 52506,
Israel

Attention:	Raanan Lerner, Adv.
Tomer Shani, Adv.
Facsimile:	+ 972 3 610 3662
email:	Raanan@meitar.com
Tshani@meitar.com

(f) Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach thereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

(g) CONSENT TO JURISDICTION AND SERVICE OF PROCESS.

(i)	Each of the parties hereto (1) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in the State of Delaware; (2) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in the State of Delaware in the event of any such action or proceeding; (3) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (4) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (5) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(ii)	Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10(e) or in such other manner as may be permitted by applicable Law, and nothing in this Section 10(g) shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

(i) Entire Agreement. This Agreement together with the Proxy contains the entire understanding of the parties in respect of the subject matter hereof and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(j) Effect of Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

(k) Drafting. The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

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(l) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

{Signatures on Next Page}

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

[PARENT]

By:
Name:
Title:

[SHAREHOLDER]

By:
Name:
Title:

Address:

Shares beneficially owned:

EXHIBIT A

IRREVOCABLE PROXY

The undersigned hereby appoints Parent (as defined below) or another representative designated by it and each of them as my proxies and attorneys-in-fact, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to Vote (as defined below) all Shares (as defined below) of ViryaNet Ltd., an Israeli company (“Company”) as follows:

(a) FOR (i) the approval and adoption of the Agreement and Plan of Merger, dated as of June 10, 2014 (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”), by and among the Company, Viking Acquisition Ltd, an Israeli company and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and Verisae, Inc., a Minnesota corproation (“Parent”) and (ii) the approval of the Merger and all the transactions contemplated by the Merger Agreement and any document ancillary thereto, and

(b) AGAINST (1) any Acquisition Proposal or Acquisition Transaction (as defined in the Merger Agreement) other than the Merger Agreement or the transactions contemplated thereby, including the Merger, or any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement or document ancillary thereto, and (2) any other action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected, to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement or any document ancillary thereto or the performance by the undersigned of its obligations under the Voting Undertaking (as defined below).

The attorneys and proxies named above may not exercise this Proxy on any other matter except as set forth in (a) and (b) above. For the avoidance of doubt, the attorneys and proxies named above are not exercising their own discretion and are merely following the voting discretion already exercised by the undersigned reflected in the Voting Undertaking. The undersigned may Vote the Shares on all other matters.

“Ordinary Shares” means Ordinary Shares, nominal value NIS 5.0 per share of the Company.

“Preferred A Shares” means Preferred A Shares, nominal value NIS 5.0 of the Company.

“Shares” means: (i) all equity securities of the Company (including Ordinary Shares, Preferred A Shares and all options, warrants, restricted stock and other rights to acquire Ordinary Shares and/or Preferred A Shares) owned by the undersigned as of the date hereof; and (ii) all additional equity securities of the Company (including all additional Ordinary Shares, Preferred A Shares and all additional options, warrants, restricted stock and other rights to acquire Ordinary Shares and/or Preferred A Shares) of which the undersigned acquires ownership during the period from the date hereof through the Expiration Date (as defined in the Voting Undertaking) or which the Shareholder is otherwise entitled to direct the voting of; provided, however, that for purposes hereof, the term “Shares” shall only include the securities covered by clause (i) or (ii) that are entitled to be voted, or for which the undersigned or such other Person is entitled to consent or act in lieu of voting with respect thereto (which shall not include Shares that are subject to issuance upon the exercise of options, warrants and such other rights to acquire Ordinary Shares and/or Preferred A Shares), and, without derogating from the automatic conversion of the Preferred A Shares upon the Effective Time, nothing herein shall require (and the undersigned undertakes no obligation and makes no representation or warranty related to) the conversion, exercise or exchange of any security for which the undersigned has beneficial ownership into securities entitled to be voted, or for which the undersigned or such other Person is entitled to consent or act in lieu of voting with respect thereto.

“Vote” means voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in lieu of voting in respect of any action or taking other action in favor of or against any action. This Proxy applies to any Vote (i) at any meeting of the shareholders of the Company, and any adjournment or postponement thereof, at which the matters described above are considered, including the Special Meeting of Shareholders of the Company to be held as soon as practicable after the date hereof or (ii) in connection with any written consent of shareholders of the Company.

This Proxy is coupled with an interest, revokes all prior proxies granted by the undersigned with respect to the matters contemplated by the Voting Undertaking, and is irrevocable and may not be revoked (to the fullest extent permitted by Israeli law) until such time as the Voting Undertaking, dated as of June 10, 2014, among the undersigned and Parent (the “Voting Undertaking”), terminates in accordance with its terms, at which time this Proxy shall expire. All authority herein conferred shall survive the death, incapacity of or the appointment of any liquidator, receiver, trustee, special manager or any other court appointed officer to the undersigned and shall be binding upon the heirs, estate, administrators, receivers, liquidators, trustees, special managers, personal representatives, successors and assigns of the undersigned in lieu of voting.

Except as otherwise provided herein, capitalized terms that are used but not otherwise defined herein shall have the meaning assigned to such terms pursuant to the Voting Undertaking.

Name of Shareholder:

Name of Signatory of Shareholder:

Print Name of Shareholder or Signatory of Shareholder:

Dated: June 10, 2014

APPENDIX C

June 9, 2014

CONFIDENTIAL

Board of Directors

ViryaNet Ltd.

112 Turnpike Road

Westborough, MA 01581

Members of the Board:

You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, to ViryaNet Ltd. (“ViryaNet” or the “Company”) of the Consideration (as defined below) to be paid pursuant to the terms of the draft Agreement and Plan of Merger dated May 28, 2014 (the “Agreement”), by and among the Company, Marlin Management Company, LLC (“Marlin” or the “Buyer”), and a wholly-owned subsidiary of the Buyer (the “Merger Sub”). The Agreement contemplates a merger of the Merger Sub with and into the Company, with the Company continuing as the surviving company and the Company’s shares converted into the right to receive cash consideration (the “Transaction”).

We have been engaged to render a fairness opinion to the Board of Directors of the Company in connection with the Transaction, and we will be entitled to receive a fee upon delivery thereof, without regard to whether our Opinion is accepted or whether the Transaction is consummated.

As more specifically set forth in the Agreement, and subject to the terms, conditions, and adjustments set forth therein, Marlin intends to acquire all of the Company’s shares (including, for the avoidance of doubt, all preferred shares) in return for $1 8.825 million in cash (the “Consideration”).

America’s Growth Capital, LLC d/b/a AGC Partners (“AGC”), as part of its investment banking business, provides valuation services in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In providing such services, AGC may be asked, as in the case of the Transaction, to opine on the fairness, from a financial point of view, of the transaction valuation of businesses and their securities.

In arriving at the Opinion, AGC has reviewed and considered the following financial and other information (the “Information”) and other matters as we have deemed relevant, including among other things:

i.	The draft of the Agreement dated May 28, 2014;

ii.	Certain internal financial analyses, historical financials, financial forecasts, reports and other information concerning the Company and prepared by the management of the Company;

iii.	Discussions AGC has had with certain members of the Company’s management concerning the historical and current business operations, financial condition, and prospects of the Company and such other matters that AGC deemed relevant;

iv.	Comparison of the historical and present financial condition of ViryaNet with other companies that AGC deemed relevant;

v.	Certain valuation statistics of publicly traded companies that we deemed relevant;

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vi.	An analysis, prepared by AGC, of the discounted cash flows of ViryaNet based upon management forecasts and guidance;

vii.	Financial terms of the Transaction as compared to the financial terms of certain selected business combinations that we deemed relevant; and

viii.	Such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without any independent investigation on our part, upon the accuracy and completeness of all financial, tax and other information provided to us by the Company, including its management, or that was prepared by the Company and is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or attempted to independently verify, the Information, and we are not aware of any material inaccuracies in the Information. In addition, we have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the assurance of management of the Company that it is unaware of any facts or circumstances that would make the Information inaccurate, incomplete or misleading in any material respect. We have, with your consent, assumed that the ViryaNet forecasts that we examined were reasonably prepared by the management of the Company on a basis reflecting the best currently available estimates and good faith judgments of such management as to the future performance of ViryaNet and the other matters covered thereby.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of ViryaNet, nor have we been furnished with such materials. We have not made any review of or sought or obtained advice of legal counsel regarding legal matters relating to the Company, Marlin, or the Transaction, and we understand that the Company has relied and will rely only on the advice of the Company’s legal counsel as to such matters. Our services to the Company in connection with the Transaction have been comprised of (i) advising members of the Company’s management on their outreach to prospective buyers of the Company, (ii) advising members of the Company’s management regarding the financial terms of the Transaction, and (iii) rendering an opinion as to the fairness, from a financial point of view, to the Company of the Consideration to be paid in the Transaction. The Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion (except upon the request of the Company in accordance with our engagement letter) and we expressly disclaim any responsibility to do so (except as provided in our engagement letter with the Company). We are not expressing any opinion as to the solvency of any party to the Agreement.

For purposes of rendering our Opinion, we have assumed in all respects material to our analysis that the representations and warranties of each party contained in the Agreement are true and correct as of the date of the Opinion, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. We have assumed that the final form of the Agreement will be substantially similar to the Agreement received on May 28, 2014, without material alteration or waiver thereof. In addition, we are not expressing any opinion as to the impact of

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the Transaction on the solvency or viability of the Company or the ability of the Company to pay its obligations when they become due, and our Opinion does not address any legal, regulatory, tax or accounting matters.

In preparing the Opinion, AGC performed a variety of financial and comparative analyses that it considered reasonable and appropriate to the Transaction. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. AGC arrived at its ultimate Opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, AGC believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and Opinion.

In its analyses, AGC considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ViryaNet or Marlin. No company, transaction or business used in AGC’s analyses as a comparison is identical to ViryaNet or the Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in AGC’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, AGC’s analyses are inherently subject to substantial uncertainty.

It is understood that this letter is intended exclusively for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and shall not be disclosed to any third party or circulated or referred to publicly without our prior written consent. Reference to or reproduction of our Opinion or reference to AGC included in any filing with the Securities and Exchange Commission shall be permitted only by reference to the Opinion and only if it is reproduced in full. Any other references to us or to our Opinion or advice must be approved by us in writing in advance. We have not been requested to opine as to, and our Opinion does not in any manner address and should not be construed to address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction or alternative business strategies that may be available to the Company. This Opinion addresses only the fairness from a financial point of view, as of the date hereof, to the Company of the Consideration to be paid in the Transaction pursuant to the Agreement. This letter does not constitute a recommendation to any stockholder of the Company to take any action in connection with the Transaction or otherwise. We also express no view as to, and our Opinion does not address, the value of the Company following the Transaction or any other term or aspect of the Agreement or Transaction, including any price adjustment or earn-out provisions, or the fairness of the Transaction to, or any consideration which may be received in connection therewith by, the holders of any class of securities, creditors or other constituents of the Company or Marlin, or the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any party to the Transaction, or any class of such persons, whether relative to the Consideration to be paid in the Transaction or otherwise.

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We have acted as the financial advisor to ViryaNet in connection with the Agreement and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We will also be entitled to receive a fee upon delivery of our Opinion, without regard to whether our Opinion is accepted or whether the Transaction is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We may also seek to provide such services to the Company in the future and would expect to receive fees for the rendering of any such services.

This Opinion was reviewed and approved by a fairness committee of AGC.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be paid in the Transaction is fair from a financial point of view to the Company.

Very truly yours,

America’s Growth Capital, LLC d/b/a AGC Partners

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Exhibit 99.1(b)

PROXY	PROXY

VIRYANET LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

VIRYANET LTD. FOR A SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 24, 2014

The undersigned, a holder of ordinary shares, par value NIS 5.0 per share (“Ordinary Shares”), of ViryaNet Ltd. (“ViryaNet” or the “Company”), acting with respect to all Ordinary Shares held by the undersigned, hereby appoints Mr. Samuel I. HaCohen, as proxy for the undersigned, with full power of substitution, to vote all Ordinary Shares that the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, at the Special Meeting of Shareholders (the “Meeting”) of ViryaNet to be held on July 24, 2014, at 16:00 Israel time, at the principal executive offices of ViryaNet, Ltd. located at 8 HaMarpe St., Har Hotzvim, Jerusalem, 91450, Israel and at any adjournments, postponements or rescheduling thereof, on the matters set forth on the reverse side. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the Meeting or any adjournments, postponements or rescheduling thereof.

THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED, OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR THE PROPOSALS IN ITEM 1.

YOUR VOTE IS IMPORTANT! PLEASE MARK, SIGN AND DATE THIS PROXY ON THE REVERSE SIDE

AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

PROXY	PROXY

Please Sign, Date, Detach and Mail in the Envelope Provided As Soon As Possible
Please mark your votes as in this example.	A ☒

	FOR	AGAINST	ABSTAIN

ITEM 1. “RESOLVED, to approve (i) the Agreement and Plan of Merger, dated as of June 10, 2014 (the “Merger Agreement”) by and among the Company, Verisae, Inc. (“Parent”), a Minnesota corporation, and Viking Acquisition Ltd. (“Merger Sub”), an Israeli company and a wholly-owned subsidiary of Parent; (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent; and (iii) all other transactions contemplated by the Merger Agreement, including, without limitation, with respect to insurance for the benefit of directors and executive officers of the Company

	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.		☐

The undersigned acknowledges receipt of the Notice of Special Meeting of Shareholders and accompanying Proxy Statement.

Signature of Shareholder(s)	Dated	, 2014

Note: Please date and sign exactly as the name appears. When signing as attorney, trustee, executor, administrator, guardian, corporate officer, etc., please give full title. If more than one trustee, all should sign. Joint owners must each sign.	I plan to attend the Meeting	☐	I do not plan to attend	☐